RELATÓRIO ANUAL 2006
ANNUAL REPORT 2006





Nós fazemos clientes para toda a vida

We make lifetime customers





contax

DESTAQUES DE DESEMPENHO PERFORMANCE HIGHLIGHTS

Resultados - Consolidado (R$ milhões) Consolidated Results (R$ million)	2002	2003	2004	2005	2006	% 06x05
Receita operacional bruta Gross Operating Revenue	240,2	458,9	709,3	1.128,9	1.320,0	16,9%
Receita operacional líquida Net Operating Revenue	223,2	420,8	654,6	1.044,8	1.218,6	16,6%
Despesas/receitas operacionais Operating Expenses/Revenue	-245,5	-402,5	-627,5	-928,4	-1.125,0	21,2%
Resultado Operacional Operating Profit	-64,6	-12,9	12,8	130,5	111,3	-14,7%
Ebitda Ebitda	10,4	49,7	53,1	158,9	145,7	-8,3%
Resultado financeiro líquido Net Financial Result	-42,4	-31,3	-14,3	14,2	17,7	24,6%
Lucro (prejuízo) líquido Net Income (loss)	-59,0	-0,4	-17,7	80,7	74,7	-7,4%
Margens (%) **Margins (%)**						
Margem bruta Gross Margin	4,2%	12,8%	12,3%	18,1%	14,6%	2,1 p.p.
Margem Ebitda Ebitda Margin	4,6%	11,8%	8,1%	15,2%	12,0%	-3,2 p.p.
Margem líquida Net Margin	-26,4%	-0,1%	-2,7%	7,7%	6,1%	-1,6 p.p.
Indicadores Financeiros (R$ milhões) **Financial Indicators (R$ million)**						
Ativo total Total Assets	305,5	350,6	402,0	580,9	613,6	5,6%
Patrimônio líquido Shareholders' Equity	31,4	151,2	279,9	347,1	368,5	6,2%
Caixa líquido Net Cash	4,4	33,3	85,1	229,5	231,3	0,8%
Investimentos em imobilizado Fixed Asset Investments	59,1	37,3	98,2	89,6	66,1	-26,2%
Indicadores do Mercado Acionário **Stock Market Indicators**						
Variação da cotação das ações PN na Bovespa (%) Variation of PN Stock Quotations at Bovespa (%)	-	-	-	106,6%	-30,2%	-
Lucro (prejuízo) por ação (R$) Earnings (loss) per share (R$)	-0,16	0,00	-0,05	0,21	0,21	-2,9%
Quantidade de ações ON (mil) Common Shares (thousand)	126.601	126.601	126.601	127.374	121.346	-4,7%
Quantidade de ações PN (mil) Preferred Shares (thousand)	253.202	253.202	253.202	254.748	242.799	-4,7%
Valor de Mercado (R$ milhões) Market Cap (R$ milhões)	-	-	-	1.199,9	1.015,6	-15,4%
Indicadores Operacionais **Operational Indicators**						
Nº de posições de atendimento (PAs) Nº of workstations (Ws)	7.337	12.907	17.507	22.481	24.407	8,6%
Produtividade (Receita Líquida/PA) - R$ mil Productivity (Net Revenue/Ws) - R$ thousand	30,4	32,6	37,4	46,5	49,9	7,4%
Nº de colaboradores Nº of Employees	18.082	28.032	37.926	49.554	49.132	-0,9%
Indicadores Sociais **Social Indicators**						
% de mulheres em cargo de chefia % of women in management positions	61,9	58,8	58,8	60,2	60,5	0,5%
Produtividade (Receita Líquida/Colaborador) - R$ mil Productivity (Net Revenue/Employee) - R$ thousand	12,3	15,0	17,3	21,1	24,8	17,6%

ÍNDICE CONTENTS

PERFIL 2
Profile

MISSÃO, VISÃO E VALORES 4
Mission, Vision and Values

MENSAGEM DO PRESIDENTE 8
Message from the CEO

GOVERNANÇA CORPORATIVA 16
Corporate Governance

MODELO DE NEGÓCIOS 28
Business Model

+

ATIVIDADES OPERACIONAIS 34
Operational Activities

RELACIONAMENTO COM CLIENTES 50
Relationship with Customers

RELACIONAMENTO COM A SOCIEDADE . 54
Relationship with Society

ATIVOS INTANGÍVEIS 64
Intangible Assets

DESEMPENHO ECONÔMICO-FINANCEIRO . 68
Economic and Financial Performance

+

MERCADO DE CAPITAIS 74
Capital Market

GESTÃO DE RISCOS 78
Risk Management

PERSPECTIVAS 82
Outlook

INFORMAÇÕES CORPORATIVAS 84
Corporate Information

+

DEMONSTRAÇÕES FINANCEIRAS
Financial Statements

PARECER DO CONSELHO FISCAL
Fiscal Committee's Opinion

PARECER DOS AUDITORES INDEPENDENTES
Report of Independent Auditors

A CONTAX (BOVESPA: CTAX3 E CTAX4), UMA DAS MAIORES EMPRESAS DE *CONTACT CENTER* TERCEIRIZADO DO BRASIL, É ESPECIALIZADA NA ELABORAÇÃO, IMPLEMENTAÇÃO E OPERAÇÃO DE *CONTACT CENTERS* COMPLEXOS, E TEM COMO OBJETIVO AJUDAR SEUS CLIENTES A MELHORAR O RELACIONAMENTO COM SEUS CONSUMIDORES FINAIS E MAXIMIZAR O VALOR DOS SERVIÇOS PRESTADOS.

Contax (Bovespa: CTAX3 and CTAX4) is one of the main companies to provide outsourced contact center services in Brazil. It is specialized in developing, implementing, and operating complex contact centers, aiming at helping its clients to improve their customer relationship and maximize the value they provide to them.

contax

PERFIL PROFILE

A TNL Contax S.A. é uma empresa especializada em desenvolver, implementar e operar *contact centers* complexos, desenhados sob medida para atender às necessidades de cada cliente. Foca sua atuação especialmente em segmentos de Serviço de Atendimento ao Cliente (SAC), Recuperação de Crédito e Televendas, nos quais a diferenciação é a palavra-chave. Ao buscar soluções criativas e diferenciadas que agreguem valor ao negócio de seus clientes, funciona ainda como consultora de relacionamento com o cliente final.

A Companhia teve sua origem em dezembro de 2000, quando foi criada como subsidiária indireta da Telemar Participações S.A., assumindo todas as operações de *contact center* da empresa de telefonia fixa do Grupo. Como uma empresa especializada e focada no serviço, a Contax pôde oferecer melhor atendimento ao cliente final a custos mais reduzidos. Em 2001, já estava pronta para o mercado e passou a adicionar novos clientes à sua carteira, atendendo importantes empresas dos mais diversos segmentos.

TNL Contax S.A. is specialized in developing, implementing and operating complex contact centers, custom designed to meet each client's needs. Its special focus is on segments of Customer Care (SAC), Debt Collection and Telemarketing, in which differentiation is the key word. Moreover, when seeking creative and distinctive solutions that add value to its customers' businesses, Contax operates as a relationship consultant for end customers.

The Company was founded in December 2000 as an indirect subsidiary of Telemar Participações S.A., assuming all contact center operations of the Group's fixed-line telephone company. As a specialized company focused on services, Contax was able to offer better service to end customers at more reduced costs. By 2001, it was ready for the market and began to add new customers to its client base, assisting important companies in a wide variety of market segments.


A GENTE
conta
COM VOCÊ

49.132

A Contax encerrou o ano de 2006 com 55 clientes, 49.132 funcionários e 22.407 posições de atendimento espalhadas pelos seus 18 *sites*, localizados em oito diferentes Estados do Brasil.

Contax closed 2006 with 55 customers, 49,132 employees and 22,407 call center workstations spread in 18 sites located in eight different Brazilian states.

A Contax tornou-se uma empresa independente ao final do exercício de 2004, a partir da cisão de sua então controladora direta – Tele Norte Leste Participações S.A. -TNL. No ano seguinte, registrou suas ações na Bolsa de Valores de São Paulo e obteve registro na SEC (*Securities and Exchange Commission*) para negociação de seus títulos no mercado de balcão norte-americano. Também em 2005, assumiu a liderança do mercado nacional de *contact center* em termos de faturamento, posição que manteve em 2006, quando registrou receita bruta de R$ 1,3 bilhão. O objetivo principal da Empresa sempre foi buscar a excelência na prestação de serviços.

O topo do *ranking* veio como conseqüência de seu sucesso na conquista de clientes e da satisfação desses com os serviços, que permitiram a expansão do relacionamento.

Para manter seu alto padrão de atendimento, a Contax investe principalmente na seleção e formação de seus quase 50 mil colaboradores, responsáveis diretos pelo sucesso da operação, bem como em tecnologia da informação e ferramentas de gestão e de melhoria de produtividade. Encerrou o ano de 2006 com 55 clientes, 49.132 funcionários e 22.407 posições de atendimento espalhadas pelos seus 18 *sites,* localizados em oito diferentes Estados do Brasil.

Contax became an independent company at the end of 2004, after the spin-off of its direct parent company, Tele Norte Leste Participações S.A. - TNL. The following year, it listed with the São Paulo Stock Exchange and obtained registration with the U.S. Securities and Exchange Commission (SEC) to trade its shares on the American over-the-counter market. Also in 2005, it assumed the leadership of the Brazilian contact center market in terms of sales, a position it maintained in 2006 when it posted gross revenues of R$1.3 billion. The main objective of the Company has always been to achieve excellence in the services it renders. Becoming the top-ranked company was a consequence of its success in the conquest of customers and their satisfaction with the provided services, leading to an expansion of its relationships.

To maintain its high service standards, Contax mainly invests in the selection and training of its almost 50,000 employees, who are directly responsible for the success of the operation, as well as in information technology and management tools and improvement of productivity. Contax ended 2006 with 55 customers, 49,132 employees and 22,407 call center workstations spread in 18 sites located in eight different Brazilian states.





PARA MANTER SEU ALTO PADRÃO DE ATENDIMENTO, A CONTAX INVESTE PRINCIPALMENTE NA **SELEÇÃO** E **FORMAÇÃO** DE SEUS QUASE 50 MIL COLABORADORES. TO MAINTAIN ITS HIGH SERVICE STANDARDS, CONTAX MAINLY INVESTS IN THE **SELECTION** AND **TRAINING** OF ITS ALMOST 50,000 EMPLOYEES.

VISÃO, MISSÃO E VALORES VISION, MISSION AND VALUES

VISÃO

Todos os nossos funcionários trabalham focados na Visão da Contax:

NÓS FAZEMOS CLIENTES PARA TODA A VIDA.

Para materializar este objetivo, a Empresa provê um espectro de ofertas diferenciadas, orientadas para, de fato, contribuírem para o desenvolvimento dos negócios de seus clientes, mas também porque considera como clientes não só os contratantes, mas também seus clientes finais.

VISION

All of our employees are focused on the Contax Vision:

WE MAKE LIFETIME CUSTOMERS.

To achieve this objective, the Company provides a range of custom-made products oriented to effectively contribute to the development of its customers' businesses. It does so not only because it considers customers as contracting parties, but also as its end customers.

Each and every day, this integrated vision, focused on the requirements of each customer, requires the involvement of operators, team leaders, technicians, supervisors, coordinators, directors and the CEO, and permeates each one of the more than 130 million contacts that are made throughout the year by Contax.

Our Vision also summarizes a philosophy that, when broken down into its components, demonstrates commitment (**WE**), through differentiated efforts (**MAKE**), with the respect and will to win over those who are essential to our existence (**CUSTOMERS**), generating value their businesses, in a process of lasting (**LIFETIME**) trust. To transform words into reality is certainly not easy.


contax

130 MILHÕES

130 MILLION

Nossa VISÃO sintetiza uma filosofia que, desdobrada, demonstra comprometimento (**NÓS**), por meio de um trabalho diferenciado (**FAZEMOS**), com respeito e vontade de conquistar quem é essencial à nossa existência (**CLIENTES**), gerando valor (**PARA**) o seu negócio, num processo de confiança que visa à perenidade (**TODA A VIDA**). Our Vision also summarizes a philosophy that, when broken down into its components, demonstrates commitment (**WE**), through differentiated efforts (**MAKE**), with the respect and will to win over those who are essential to our existence (**CUSTOMERS**), generating value their businesses, in a process of lasting (**LIFETIME**) trust.

Essa visão integrada e focada nas necessidades de cada cliente envolve diariamente atendentes, líderes de equipe, técnicos, supervisores, coordenadores, diretores e o Presidente, e permeia cada um dos mais de 130 milhões de contatos que são feitos ao longo do ano pela Contax.

Nossa Visão sintetiza ainda uma filosofia que, desdobrada, demonstra comprometimento (NÓS), por meio de um trabalho diferenciado (FAZEMOS), com respeito e vontade de conquistar quem é essencial à nossa existência (CLIENTES), gerando valor (PARA) ao seu negócio, num processo de confiança que visa à perenidade (TODA A VIDA). Transformar palavras em realidade certamente não é fácil. Mas os casos de sucesso apresentados ao longo deste Relatório Anual nos certificam de que estamos conseguindo pôr em prática essas idéias.

MISSÃO

Ser a primeira escolha para construir relacionamentos entre empresas e pessoas, com o talento e a motivação de seus colaboradores.

VALORES

São dez os princípios que norteiam a filosofia da Empresa:

Busca por excelência

O conhecimento da Companhia, seu maior ativo, é obtido no dia-a-dia das pessoas. Logo, deve-se estimular a difusão e a transparência das informações, a padronização de processos e os instrumentos que mantenham o processo de acúmulo e compartilhamento de conhecimento ativo.

Meritocracia

Radical e ampliada em todos os níveis, é a pedra fundamental da política de gente.

But the cases of success presented throughout this Annual Report prove to us that we have been able to put these ideas in practice.

MISSION

To be the first choice to build relationships between companies and people, through the talent and motivation of its employees.

VALUES

There are ten principles that guide the Company's philosophy:

Striving for excellence

The knowledge of the Company, its greatest asset, is obtained from people's daily work. Therefore, the disclosure and transparency of information, the standardization of procedures and the instruments that sustain the process of accumulating and sharing active knowledge accumulation must be encouraged.

Meritocracy

Radical and expanded at all levels, this is the cornerstone of our people policy.



A **VISÃO** PERMEIA CADA UM DOS MAIS DE 130 MILHÕES DE CONTATOS QUE SÃO FEITOS AO LONGO DO ANO PELA CONTAX.

THE **VISION** PERMEATES EACH ONE OF THE MORE THAN 130 MILLION CONTACTS THAT ARE MADE THROUGHOUT THE YEAR BY CONTAX.



Time

Nosso ambiente deve valorizar a simplicidade, o entusiasmo, a auto-realização pessoal e o respeito pelas pessoas, não cabendo nenhuma forma de manifestação que destaque o indivíduo em relação ao time.

Confiança

As pessoas têm total autoridade para exercer adequadamente suas responsabilidades. As pessoas têm o direito de ter essas responsabilidades claramente definidas e o dever de total lealdade à Empresa.

Dividir o sucesso

A geração de valor da Companhia deve ser repartida com seus colaboradores, em busca de um alinhamento perfeito de interesses. Essa divisão deve ser estabelecida conforme o mérito dos colaboradores.

Integridade

O comportamento que não atende aos mais altos padrões éticos e profissionais deve ser extirpado, independentemente da magnitude da falta.

Excelência de gente

A excelência da Companhia só pode ser alcançada por meio da excelência das pessoas. Daí a importância de recrutar as melhores pessoas, propor a elas desafios, encorajá-las a tomar riscos, a ousar, a cultivar um incansável desejo de aprender para fazer as coisas cada dia melhor. Não existe verdadeiro líder sem sucessores.

Team

Our environment must value simplicity, enthusiasm, personal self-accomplishment and respect for people, with any manifestation that makes an individual stand out in relation to the team being unacceptable.

Trust

Our people have total authority to exercise their responsibilities appropriately. Our people are entitled to have these responsibilities clearly defined with a duty of full loyalty to the Company.

Sharing of success

The generation of value by the Company must be shared with its employees, in search of a perfect alignment of interests; such sharing should be established according to each employee's merit.

Integrity

Behavior that does not meet the highest ethical and professional standards must be eliminated, regardless of the level of the fault.



TIME

TEAM

Nosso ambiente deve valorizar a simplicidade, o entusiasmo, a auto-realização e o respeito pelas pessoas, não cabendo nenhuma forma de manifestação que destaque o indivíduo em relação ao time. Our environment must value simplicity, enthusiasm, self-accomplishment and respect for people, with any manifestation that makes an individual stand out in relation to the team being unacceptable.

Simplicidade

Fazer as coisas de forma simples, pois é necessário ser simples para fazer rápido e é necessário ser rápido para vencer.

Regra do patrão

Regra número 1: o cliente tem sempre razão. Regra número 2: se o cliente não tiver razão, leia a regra número 1.

Paranóia pelo resultado

O lucro é a única fonte geradora de recursos que assegura a continuidade da vida da Companhia, sua força, sua modernização e seu crescimento. Deve-se manter continuamente com um grande foco na busca incansável pela eficiência, que se traduz em liderança absoluta de custos e produtividade e que só pode ser obtida pela gerência do dia-a-dia de todas as pessoas.

People's Excellence

Company excellence can only be achieved through people's excellence. Thus the importance of recruiting the best people, challenging them, encouraging them to take risks, to dare, to cultivate a tireless desire to learn to do things better every day. No true leader exists without successors.

Simplicity

Do things in a simple way, because it is necessary to be simple to do something quickly and it is necessary to be fast to be victorious.

Rules of the Boss

Rule Number 1: the customer is always right. Rule Number 2: if the customer is not right, read Rule Number 1.

Paranoia for Results

Profit is the only source of funds that assures the Company's continued existence, its strength, its modernization and its growth. Strong focus must constantly be kept on tireless striving for efficiency, which translates into absolute leadership in terms of costs and productivity — and that can only be obtained through day-to-day management on the part of everyone.





REGRA DO PATRÃO. REGRA NÚMERO 1:
O CLIENTE TEM SEMPRE RAZÃO. REGRA NÚMERO 2: SE O CLIENTE NÃO TIVER RAZÃO, LEIA A REGRA NÚMERO 1. RULES OF THE BOSS. RULE NUMBER 1: THE CUSTOMER IS ALWAYS RIGHT. RULE NUMBER 2: IF THE CUSTOMER IS NOT RIGHT, READ RULE NUMBER 1.

MENSAGEM DO PRESIDENTE <small>MESSAGE FROM THE CEO</small>

No relatório do ano passado apresentamos a Contax ao mercado de capitais, e, pela primeira vez, discutimos os fundamentos do nosso negócio e introduzimos o tema da nossa estratégia "Liderança em Execução". Desta vez, gostaria de aprofundar a discussão sobre a nossa estratégia, pois acredito que este será o grande fator de diferenciação da nossa Companhia. Vou comentar as profundas transformações que realizamos e os resultados já obtidos, tanto para a Contax como para nossos clientes.

Nossa estratégia se baseia em dois pilares essenciais: diferenciação dos produtos e serviços oferecidos e excelência operacional em todas as áreas funcionais.

O primeiro passo para o alcance da diferenciação é entender os quatro elos fundamentais da nossa cadeia de valor e de nosso modelo de parceria:
» a empresa que contrata os serviços da Contax;
» os dois níveis de atendimento direto da Contax, que são o gestor da conta e o atendente; e
» o cliente final, ou seja, aquele que usufrui dos produtos e serviços oferecidos fazendo contato com a central de atendimento.

In last year's Report we presented Contax to the capital markets and, for the first time, discussed the fundamentals of our business while introducing the topic of our "Leadership in Execution" strategy. This time, I would like to expand the discussion about this strategy, because I believe that this will be our Company's major distinguishing factor. I will comment on the deep changes that we carried out and the results that have already been obtained, both for Contax as well as for our customers.

Our strategy is based on two essential pillars: differentiation of the products and services offered and operating excellence in all job positions.

The first step to achieve differentiation is to understand the four main links in our chain of value and our partnership model:
» the company that hires Contax' services;
» the two levels of direct Contax service, which are the account manager and the attendant; and
» the final customer, that is, the one that uses the products and services that are offered through contact with the service center.



Nossa estratégia contempla um modelo de negócio em que os três primeiros elos trabalham em parceria para agregar a maior satisfação possível ao cliente final. Ilustramos bem essa visão na foto em que apareço entre as 16 pessoas que participam dos quatro *cases* descritos neste relatório e que fazem parte da cadeia de atendimento da Contax. Foi uma forma simples que encontramos para mostrar a diferenciação e o valor que a nossa estratégia consegue gerar para os nossos clientes e para os clientes dos nossos clientes.

A busca da diferenciação e da excelência operacional nos fez promover, neste ano, uma grande reestruturação da Companhia, com a criação de novas áreas e a contratação de novos talentos. A Contax passou por uma grande transformação e foi organizada por unidades de negócios em torno dos três principais grupos de serviços oferecidos: Atendimento ao Cliente, Recuperação de Crédito e Televendas. Foi também criada a Área de Produtos, voltada à estruturação e desenvolvimento das ofertas e ao apoio consultivo das operações em sua execução, composta por mais de 20 profissionais com grande formação analítica e em processos.

Our strategy takes into consideration a business model in which the three first links work in partnership to provide the end customer with the greatest amount of satisfaction possible. We have very well illustrated this vision through the photo in which I appear between the 16 persons who participate in the four case histories described in this report and that are a part of the Contax chain of service. It was a simple way we found to show the differentiation and the value that our strategy is able to generate for our customers and for the customers of our customers.

The striving for differentiation and operating excellence led us to major restructuring of the Company this year, with the creation of new departments and the hiring of new talents. Contax underwent substantial transformation and was organized into business units around three main groups of services that are offered: Customer Care, Debt Collection and Telemarketing. A Products Area also was created, aimed at the structuring and development of the offers and to provide consulting for the execution of the operations. More than 20 professionals with extensive analytical and process backgrounds staff the area. The restructuring also involved the creation of new departments, with qualified and experienced professionals named for the available positions in order to put into practice what has been defined in our strategy.



O presidente James Meaney ao lado de representantes daqueles que formam a cadeia de valor da Contax: gerentes de relacionamento, atendentes da Empresa, clientes da Contax e pessoas que usufruíram de seus serviços de *contact center*.

James Meaney (CEO), among the representatives of those who make up Contax' chain of valeu: relationship managers, attendants, Contax' customers and users of its Contact Center Services.

A reestruturação envolveu ainda a criação de novas diretorias, com a nomeação de profissionais qualificados e experientes para os cargos, de modo a viabilizar o que fora definido em nossa estratégia.

No novo modelo, cada unidade de negócio é liderada por um Diretor de Operações e seus Gerentes de Relacionamento, que trabalham para entender profundamente o portfólio de produtos e serviços oferecidos pela sua unidade e, com base nessa *expertise*, desenvolver as melhores soluções para as empresas que contratam os serviços da Contax. Assim, oferecemos aos nossos clientes a diferenciação nos serviços gerando resultados para nossos clientes.

Todas essas mudanças foram feitas com a Companhia em plena operação, o que nos exigiu um esforço adicional em termos de custos e horas trabalhadas.

Ponto fundamental para a estratégia é atingir a excelência operacional nas diversas áreas funcionais. Para isso, atuamos essencialmente em duas frentes: Gestão de Pessoas e Tecnologia.

Enxergamos os funcionários como os grandes responsáveis pelo sucesso da Companhia. Em 2006, investimos fortemente em capacitação: foram 4,3 milhões de horas de treinamento em programas como o Degrau, criado para selecionar internamente colaboradores com perfil de liderança e capacitá-los na função de supervisor oferecendo a oportunidade de desenvolverem uma carreira na Empresa. Temos ainda o programa Evoluir, que treinou 30 mil colaboradores e utiliza metodologia de capacitação para atendentes novos e veteranos focada na excelência em execução, com cursos preparados de acordo com o perfil do cliente e do serviço a ser executado.

In the new model, each business unit is headed up by a Operations Director and its Relations Managers, who seek to profoundly understand the portfolio of products and services that are offered by the unit. Then, based on this expertise, to develop the best solutions for the companies that hire Contax. Thus, we offer our customers service differentiation, generating results for them.

All of these changes were carried out with the Company in full operation, which required additional efforts in terms of costs and hours worked.

A fundamental point for the strategy is to reach operating excellence in the different work areas. To do so, essentially we act on two fronts: Personnel Management and Technology.

We see our employees as being in great part responsible for the Company's success. We invested heavily in training in 2006: this totaled 4.3 million hours of training through programs such as *Degrau* (Step), created to internal select employees who demonstrate leadership qualities and to train them in a supervisory capacity, offering the opportunity to develop a career within the Company.











Mantemos ainda um arrojado programa de recrutamento interno, o Apareça e Cresça, criado para reconhecer e dar novas oportunidades aos colaboradores habilitados a receber uma promoção. Cerca de 20 mil funcionários se inscreveram nesse programa. Adotamos a meritocracia como forma de reconhecer os esforços dos nossos talentos e como resultado, em 2006, promovemos cerca de 3,5 mil pessoas.

Também de acordo com nossa proposta de oferecer oportunidades de crescimento profissional, desenvolvemos um programa exclusivo e único em nosso segmento, de formação universitária na área de *contact center*. O programa Crescer proporciona ao funcionário a realização do sonho de cursar o Ensino Superior, por meio de parceria com uma renomada universidade carioca, e já beneficia 240 colaboradores.

We also run the *Evoluir* (Evolve) program, which trained 30,000 employees and uses training methodology for new and veteran attendants, which is focused on excellence of execution. The courses are prepared according to the profile of the customer and the service to be executed.

Furthermore, we run a bold internal recruitment program, *Apareça e Cresça* (Show-Up and Grow), created to recognize and give new opportunities to skilled employees for earning promotions. About 20,000 employees enrolled in this program. We have adopted meritocracy as the way to recognize the efforts of our talents and, as a result, in 2006 we promoted some 3,500 persons.

Also according to our proposal to offer professional growth opportunities, we developed a program that is exclusive and unique in our segment — training university students for contact centers. The *Crescer* (To Grow) program offers employees the chance to fulfill a dream going to college through a partnership with a renowned university in Rio de Janeiro that already has benefited 240 of our workers. Payment for this education by the employees themselves cannot exceed 10% of their salaries, with the rest being picked up by Contax. In upcoming years the program will be expanded into other regions.





ENXERGAMOS OS **FUNCIONÁRIOS** COMO OS GRANDES RESPONSÁVEIS PELO **SUCESSO** DA COMPANHIA. EM 2006, **INVESTIMOS** FORTEMENTE EM CAPACITAÇÃO: FORAM 4,3 MILHÕES DE HORAS DE TREINAMENTO. WE SEE OUR **EMPLOYEES** AS BEING IN GREAT PART RESPONSIBLE FOR THE COMPANY'S **SUCCESS**. WE **INVESTED** HEAVILY IN TRAINING IN 2006: THIS TOTALED 4.3 MILLION HOURS OF TRAINING.



Os desembolsos dos alunos não excedem a 10% do salário, ficando o restante do valor a cargo da Contax. Nos próximos anos o programa será expandido para outras regiões.

Infra-estrutura e tecnologia são também elementos fundamentais para o sucesso da Companhia. Buscamos manter a vantagem competitiva e a diferenciação de nossos produtos e serviços, combinando o uso dos melhores provedores de soluções em seus segmentos com sistemas próprios de forma a otimizar o desempenho e racionalizar custos, gerando valor aos nossos clientes. Exemplos recentes foram a intensificação da utilização de tecnologia VoIP, o uso de sistemas de compressão de dados e a utilização de rotas de menor custo (RMC) para ligações nas operações de Televendas e Cobrança.

Para o suporte ao atendimento, contamos com uma moderna rede de longa distância de transmissão de dados e voz, cerca de 1,5 mil servidores e mais de 22 mil terminais.

É importante mencionar a expansão dos negócios e, por conseqüência, a criação de novos *sites*. Em 2006, além das expansões em *sites* pré-existentes no Rio de Janeiro e em São Paulo, inauguramos o *site* Contorno, localizado em Minas Gerais, com capacidade instalada para mil estações de trabalho, e o *site* Conquista, em Pernambuco, comportando aproximadamente 900 estações de trabalho. Além disso, os *sites* Rubens Meirelles e Augusta, modernos centros de treinamento localizados em São Paulo, também entraram em funcionamento. Encerramos o ano com 18 *sites* e cerca de 49 mil colaboradores, o que torna a Contax a quinta maior geradora de empregos do País.

Infrastructure and technology also are fundamental elements to the success of the company. We seek to maintain a competitive advantage and differentiation of our products and services, combining the use of the best providers of solutions in their segments with our own systems, in order to enhance performance and rationalize costs, thus generating value for our customers. Recent examples were the intensification of the use of VoiP technology, the use of data compression systems and the use of least cost routing (LCR) for Telemarketing and Collection calls. We have a modern long-distance data transmission and voice network involving about 1,500 servers and more than 22,000 terminals supporting the service.

It is important to mention the expansion of our businesses and, consequently, the creation of new sites. In 2006, besides expansion of already existing sites in Rio de Janeiro State and São Paulo State, we inaugurated the *Contorno* site located in Minas Gerais State, with installed capacity for 1,000 workstations; and the *Conquista* site in Pernambuco State, with approximately 900 workstations. Moreover, the *Rubens Meirelles* and *Augusta* sites, which are modern training centers located in São Paulo, also began operations. We ended the year with 18 sites and about 49,000 employees, which makes Contax the fifth largest generator of jobs in Brazil.



A CONTAX É A QUINTA MAIOR GERADORA DE EMPREGOS DO PAÍS. CONTAX IS THE FIFTH LARGEST JOB GENERATION IN BRAZIL.

Os principais beneficiários de nossa estratégia são nossos clientes. Para eles, os resultados de 2006 também foram significativos, o que podemos exemplificar com os quatro clientes que são representados nos *cases* que ilustram este Relatório. Foi assim com o **Ponto Frio**, que ganhou o Prêmio Consumidor Moderno 2006 (categoria Comércio Varejista), o quarto desde 2001, início da parceria com a Contax, que apenas em 2006 atendeu dois milhões de chamadas para o Ponto Frio. Na **Losango**, a Contax iniciou sua operação em 2005, com o serviço de atendimento, numa parceria que veio crescendo com o forte aumento do mercado de crédito para pessoa física no Brasil.

Após dois anos e com a evolução do desempenho da parceria da Contax com a Losango, nossa operação engloba 90% da carteira de recuperação de crédito da financeira com atraso de até 30 dias e têm a melhor *performance* de cobrança nas cinco faixas de recuperação de crédito nas quais atua. No atendimento prestado para a **Oi**, enfrentamos um desafio enorme em 2006, para a implantação da estratégia de convergência dos produtos da companhia que reuniu os serviços de telefonia fixa, móvel, longa distância, banda larga e Internet. A Oi e a Contax foram pioneiras no Brasil com a criação da primeira central integrada de atendimento, que incorporou, além das técnicas de atendimento, o "jeito Oi de ser".

Our customers are the main beneficiaries of our strategy. For them, the results of 2006 were also significant, which we can exemplify through the four customers who are represented in the case studies that illustrate this Report. Thus it was for **Ponto Frio**, which won the Modern Consumer 2006 Prize (Retail Trade Category) for the fourth time since 2001 when it initiated its partnership with Contax; just in 2006 alone, we answered 2 million calls on behalf of Ponto Frio. With **Losango**, Contax began its operations in 2005 with a call center service that has been growing together with a strong increase in the individual credit market in Brazil. After two years and the evolution of the Contax partnership with Losango, our operation encompasses 90% of the financial debt collection portfolio of overdue accounts up to 30 days late, with better collection performance in the five recovery bands in which it is involved. With regard to services on behalf of **Oi**, we faced an enormous challenge in 2006 to implement the convergence strategy for the company's products — encompassing fixed line, mobile, long-distance, broadband and Internet services. Oi and Contax were pioneers in Brazil with the creation of the first integrated customer care center that incorporated, besides service technique, the "Oi way of being".



BUSCAMOS MANTER A VANTAGEM COMPETITIVA E A DIFERENCIAÇÃO DE NOSSOS  PRODUTOS E SERVIÇOS, COMBINANDO O USO DOS MELHORES PROVEDORES DE SOLUÇÕES EM SEUS SEGMENTOS COM SISTEMAS PRÓPRIOS. WE SEEK TO MAINTAIN THE COMPETITIVE ADVANTAGE AND DIFFERENTIATION OF OUR PRODUCTS AND SERVICES, COMBINING THE USE OF THE BEST PROVIDERS OF SOLUTIONS IN THEIR SEGMENTS WITH OUR OWN SYSTEMS.

Nossa central de convergência passou a trabalhar com a visão de venda de solução e não apenas de produtos, o que proporcionou o atingimento de uma base de mais de 200 mil clientes em um ano. A **Ticket**, cliente desde 2004, idealizou um novo canal de atendimento *business to business*, operado pela Contax, para viabilizar a estratégia de atender pequenas e médias empresas com até 150 funcionários. O resultado foi um aumento de 100% no faturamento, atingindo R$ 120 milhões ao fim de 2006. O reconhecimento dessa parceria veio com o prêmio "Melhor Fornecedor de Infra-estrutura" para a Contax, concedido pela Ticket. Temos orgulho em ter participação nessas e em outras histórias de sucesso.

A adoção de nossa estratégia ajuda a explicar o contínuo crescimento da Contax. Em 2006, nossa receita líquida cresceu 17%, atingindo R$ 1.219 milhões, muito em função da prestação de novos serviços a clientes existentes, demonstração da confiança em nosso trabalho. A transformação da Empresa também já começou a trazer benefícios, ainda que num primeiro momento tenha influenciado os resultados, devido aos custos da reestruturação. Mesmo assim, alcançamos um Ebitda de R$ 145 milhões, com uma redução de 8,3% sobre 2005, e o lucro líquido de R$ 75 milhões, com queda de 7,4% em relação a 2005, também impactados pela redução, no segundo semestre, das receitas de um cliente estratégico, ocasionada pelos ganhos de eficiência obtidos e transferidos na forma de menor custo para o cliente.

Our convergence center began to work with a solutions-based sales vision rather than one focused only on products, which led to achieving a customer base of over 200,000 clients in one year's time. For its part, **Ticket**, a customer since 2004, idealized a new business-to-business channel operated by Contax to make it possible to implement a strategy of servicing small and medium sized companies of up to 150 employees. The result was a 100% increase in sales, which totaled R$120 million at the end of 2006. This partnership was recognized by Ticket's selection of Contax as the winner of its "Best Infrastructure Supplier" award. We are proud to have participated in these and other success stories.

The adoption of this strategy helps explain Contax' continuous growth. In 2006, our net revenues rose 17%, totaling R$1,219 million, in great part due to the supply of new services to existing customers and representing a demonstration of trust in our work. The transformation of the Company also began to bring about benefits, although at first it did not positively affect earnings because of the restructuring costs. Even so, we achieved EBITDA of R$145 million, down 8.3% compared to 2005, and net income of R$75 million, which was 7.4% lower than in 2005, also impacted by the reduction in the second half of the year of revenues from a strategic customer occasioned by efficiency gains obtained and transferred in the form of lower costs to the client.




A adoção de nossa estratégia ajuda a explicar o contínuo crescimento da Contax. Em 2006, nossa receita líquida cresceu 17%, atingindo R$ 1.219 milhões, muito em função da prestação de novos serviços a clientes existentes, demonstração da confiança em nosso trabalho. The adoption of this strategy helps explain Contax' continuous growth. In 2006, our net revenues rose 17%, totaling R$1,219 million, in great part due to the supply of new services to existing customers and representing a demonstration of trust in our work.

Alguns passos importantes também foram dados no aprimoramento das boas práticas da governança corporativa. A criação do Conselho Fiscal, que conta com representantes dos acionistas minoritários em sua composição; a implantação da área de auditoria interna; a divulgação mais intensa de informações para o mercado; e a publicação no *site* da íntegra do "Código de conduta e transparência para divulgação e uso de informações e para negociação de valores mobiliários de emissão da Contax Participações S.A." explicitam a preocupação da Contax em manter uma relação transparente com seus acionistas e uma atuação ética por parte de seus funcionários.

Realizamos, ainda, dois programas de recompra de ações, que se traduzem na devolução para os acionistas de reservas da Companhia sob a forma de participação.

É gratificante poder observar que as ações implementadas nesses últimos anos têm trazido resultados significativos para Contax, acionistas, colaboradores e clientes, reforçando o compromisso de longo prazo que assumimos em nossa Visão: **"Nós fazemos clientes para toda a vida"**.

Agradeço aos nossos acionistas o apoio permanente, ao Conselho de Administração o direcionamento para o crescimento da Contax, aos nossos clientes os nossos negócios, confiança e parceria e, finalmente, aos colaboradores, cujo compromisso e esforços são chaves para o nosso sucesso.

James Meaney
Presidente

Some important steps also were taken to improve our good corporate governance practices. The creation of a Fiscal Committee containing representatives of minority shareholders; the setting up of an internal audit comitee; more intense disclosure of information to the market; and the publication on the Company's website of the full "Code of conduct and transparency for the disclosure and use of information and the trading of securities issued by Contax Participações S.A." make explicit Contax' concern about maintaining a transparent relationship with its shareholders and ethical action on the part of its employees.

Furthermore, we carried out two share repurchase programs, which translated into a return of Company reserves to shareholders in the form of stock ownership.

It is gratifying to be able to observe that the actions implemented in the past few years have led to significant results for Contax, its shareholders, employees and customers, reinforcing the long-term commitment that we have assumed in our Vision: **"We make lifetime customers"**.

I would like to express appreciation to our shareholders for their permanent support, to the Board of Directors for steering Contax towards growth, to our customers for their business, trust and partnership and to the employees, whose commitment and efforts are the key to our success.

James Meaney
CEO





É GRATIFICANTE PODER OBSERVAR QUE AS AÇÕES  IMPLEMENTADAS NESSES ÚLTIMOS ANOS TÊM TRAZIDO RESULTADOS SIGNIFICATIVOS PARA CONTAX, ACIONISTAS, COLABORADORES E CLIENTES. IT IS GRATIFYING TO BE ABLE TO OBSERVE THAT THE ACTIONS IMPLEMENTED IN THE PAST FEW YEARS HAVE LED TO SIGNIFICANT RESULTS FOR CONTAX, ITS SHAREHOLDERS, EMPLOYEES AND CUSTOMERS.











**HELVIO FERREIRA
DOS SANTOS**
Diretor de Atendimento OI
Oi Customer Service Director

MÁRCIA AZEVEDO
Gerente de
Relacionamento Contax
Contax Relations Manager

ADRIANA DOS SANTOS SILVA
Atendente Contax
Contax Attendant

**MÁRIO HENRIQUE
LUNA DA SILVA**
Cliente Oi
Oi Client



HELVIO FERREIRA DOS SANTOS

"Temos um relacionamento feito de um aprendizado contínuo, pois o mercado em que atuamos é muito dinâmico e é preciso agilidade para adaptar-se às mudanças. Nossa parceria é muito próxima e a responsabilidade é sempre conjunta em todos os desafios da Companhia. A Contax vem sendo uma parceira muito importante para atingir esse objetivo."



MÁRCIA AZEVEDO

"A Contax tem uma relação antiga com a Oi, de permanentes desafios, que acompanha o processo evolutivo do cliente. Um dos grandes trabalhos de 2006 foi a convergência de produtos com o Oi Conta Total. Com a adoção da nova marca, alteramos totalmente a forma de atender nosso cliente, pois os serviços e soluções para o cliente final também mudaram. Nossos atendentes são orientados para buscar a rentabilização do cliente Oi, por meio de um atendimento diferenciado que pode converter uma simples consulta em adesão a novos serviços, por exemplo."

"We have a relationship built through an ongoing learning process, because the market we act in is very dynamic and requires agility to adapt to the changes. Our partnership is very close and it is always a joint responsibility in all of the Company's challenges. Contax is a very important partner to reach that objective."

"Contax has an old relationship with Oi, which includes permanent challenges, and accompanying the customer's evolutionary process. One of the major efforts in 2006 was the convergence of products through Oi Total Account. With the adoption of the new brand, we changed the form of assisting our customer entirely, because the services and solutions for the end customer also changed. Our attendants are oriented to seek to make the Oi customer profitable, through differentiated assistance that can turn a simple consultation into signing up for new services, for instance."



ADRIANA DOS SANTOS SILVA

"É comum o cliente ligar para buscar informações

sobre os serviços oferecidos pela Oi. Quando o

Sr. Mário Luna ligou para tirar dúvidas sobre o seu

telefone móvel, após os esclarecimentos, apresentei

o portfólio de serviços do Oi Conta Total. Depois da

conversa, sem interrupções, ele não só contratou

o pacote como pediu para falar com minha

supervisora, para agradecer e elogiar o atendimento.

Isso só foi possível graças ao grande treinamento

sobre os produtos Oi que nós tivemos."



MÁRIO HENRIQUE LUNA DA SILVA

"O contato com a atendente Adriana foi muito

produtivo, porque percebi que ela trabalha com

o coração e não é como os atendentes de outros

call centers que agem como se fossem robôs,

lendo tudo no computador. O maior diferencial que

percebi no atendimento feito pela Adriana é que ela

veste a camisa da Oi e isso deixa o cliente feliz."

"It is frequent for a customer to call to get
information on the services offered by Oi. When
Mr. Mário Luna called to clarify questions about his
mobile telephone, after the explanations, I presented
the Oi Total Account services package. After the
conversation, without interruption, he not only
signed up for the package but asked to speak with
my supervisor, to thank and to praise the assistance
provided. This only was possible thanks to the
intensive training we had regarding Oi's products."

"The contact with attendant Adriana was very
productive because I noticed that she puts her
heart into the job, and is not like the operators of
other call centers who act as if they were robots,
reading everything from the computer. The greatest
differential that I noticed in the assistance given
by Adriana was that she assumes the Oi culture,
and that makes a customer happy."

A OI, CLIENTE DA CONTAX DESDE 2000, VEM, DESDE 2005, REVOLUCIONANDO O MERCADO DE TELEFONIA COM A CONVERGÊNCIA DE SEUS PRODUTOS (TELEFONIA FIXA, MÓVEL, LONGA DISTÂNCIA, INTERNET E BANDA LARGA). DESSA FORMA, CRIOU O PRODUTO "OI CONTA TOTAL", QUE OFERECE TODOS ESSES SERVIÇOS EM UM ÚNICO PACOTE. UM DOS FATORES DE SUCESSO DA NOVA ESTRATÉGIA ERA O ATENDIMENTO AOS CLIENTES E PARA ISSO A CONTAX, JUNTO À OI, PROMOVEU UMA REESTRUTURAÇÃO COMPLETA NO ATENDIMENTO.

A OI E A CONTAX CRIARAM A PRIMEIRA CENTRAL INTEGRADA DE ATENDIMENTO UNIFICADO COM BASE NESSA VISÃO DE CONVERGÊNCIA DE SERVIÇOS DA OI, DE FORMA QUE TRANSMITA NÃO APENAS AS INFORMAÇÕES CORRETAS, MAS TAMBÉM A MENSAGEM DO CLIENTE. FORAM NECESSÁRIAS 42.432 HORAS DE TREINAMENTO NO PRIMEIRO ANO DE IMPLANTAÇÃO, ENVOLVENDO 272 ATENDENTES QUE INCORPORARAM UM PROFUNDO CONHECIMENTO SOBRE OS CINCO SERVIÇOS E O "JEITO OI DE SER". PARA REFLETIR ESSA NOVA FILOSOFIA, A CENTRAL DE CONVERGÊNCIA PASSOU A TRABALHAR COM A VISÃO DE VENDA DE SOLUÇÃO E NÃO APENAS DE PRODUTOS, O QUE PROPORCIONOU À OI ATINGIR UMA BASE DE MAIS DE 200 MIL CLIENTES, COM UM CRESCIMENTO MÉDIO DE 16% AO MÊS.

O *CASE* DESCRITO DEMONSTRA COMO A LIGAÇÃO DE UM CLIENTE FINAL PARA SOLICITAÇÃO DE UMA INFORMAÇÃO ESPECÍFICA AO SAC (SERVIÇO DE ATENDIMENTO AO CLIENTE), SE BEM TRABALHADA, PODE SE TRANSFORMAR NA VENDA DE NOVOS SERVIÇOS, AGREGANDO VALOR PARA O CLIENTE. APÓS FORNECER A INFORMAÇÃO PEDIDA, A

A Contax customer since 2000, since 2005 Oi has been revolutionizing the telephone market through convergence of its products (fixed-line, mobile, long distance, Internet and broadband). Thus, it created the "Oi Total Account" product, which offers these services in a single package. One of the success factors of this new strategy was customer care service, leading Contax together with Oi to completely restructure the operation.

Oi and Contax created the first integrated unified service center based on Oi's convergence vision, in a manner that made it possible not only to transmit correct information but also the client's message. Some 42,432 man-hours of training were required during the first year the operation was implemented involving 272 attendants, who incorporated deep understanding of the five services and the "Oi way of being." In order to reflect on this new philosophy, the convergence center began to work with a solution – rather than product – based sales vision, which made it possible for Oi to reach a base of more than 200,000 clients, with an average increase of 16% per month.

The case study described demonstrates how the call of an end customer to request specific information from the SAC (Customer Service Center), when well handled, can be transformed into a sale of new services, adding value to the customer. After supplying the information that has been requested, the attendant takes advantage of the opportunity to present the client the portfolio of services of a new product.

ATENDENTE APROVEITOU A OPORTUNIDADE PARA APRESENTAR AO CLIENTE O PORTFÓLIO DE SERVIÇOS DE UM NOVO PRODUTO. A INICIATIVA RESULTOU NA VENDA DO PACOTE DE SERVIÇOS "OI CONTA TOTAL", RENTABILIZANDO O CONTATO, E AINDA NO ELOGIO ESPONTÂNEO DO CLIENTE FINAL AO ATENDIMENTO RECEBIDO, CONSIDERADO MUITO SUPERIOR AO COMUMENTE OFERECIDO PELOS SERVIÇOS DE *CONTACT CENTER*. O TREINAMENTO PROPORCIONADO PELA CONTAX À SUA EQUIPE DE ATENDIMENTO CATIVA O CLIENTE FINAL COM UMA POSTURA AO MESMO TEMPO ATENCIOSA, PROFISSIONAL E EFICIENTE, E REFORÇA PERCEPÇÃO DE MARCA ÚNICA PELO CLIENTE.

PARA O CLIENTE FINAL, O ATENDENTE DA CONTAX REPRESENTA A PRÓPRIA IMAGEM DA OI E, PORTANTO, DEVE CONHECER PROFUNDAMENTE SEUS SERVIÇOS E SER CAPAZ DE TRANSMITIR SUA MENSAGEM. RECENTEMENTE, COM A INTRODUÇÃO PELO CLIENTE DA MARCA ÚNICA OI PARA SEUS SERVIÇOS DE TELEFONIA FIXA, CELULAR E INTERNET DE BANDA LARGA, FOI DESENVOLVIDO UM GRANDE TRABALHO DE COMUNICAÇÃO E MARKETING, DE MODO QUE REFORCE A NOVA IMAGEM DA EMPRESA. A CONTAX PARTICIPOU DESSE PROCESSO, TREINANDO CERCA DE 1.500 SUPERVISORES E MAIS DE 14 MIL ATENDENTES PARA ASSIMILAREM A NOVA CULTURA DO CLIENTE, QUE DEVE ESTAR PRESENTE EM CADA CONTATO REALIZADO.



OI

The initiative resulted in the sale of the "Oi Total Account" package, making the contact profitable and even receiving spontaneous compliments from the end customer considered greatly superior to those commonly received for contact center services. The training Contax offered its team of attendants captivates the end customer through a posture that is simultaneously attentive, professional and efficient, thus reinforcing the client's single brand perception.

For the end customer, the Contax attendant represents Oi's own image and, thus, he or she must deeply understand its services and be able to transmit its message. Recently, with the customer's introduction of the single Oi brand for its fixed-line, mobile, long distance, Internet and broadband services, a major communication and marketing effort was established to reinforce the company's new image. Contax participated in this process, training some 1,500 supervisors and more than 14,000 operators in order to assimilate the customer's new culture, which must be present during each contact made.



PARCERIA

PARTNERSHIP

GOVERNANÇA CORPORATIVA

A Contax adota boas práticas de governança corporativa com o objetivo de garantir os melhores procedimentos e controles internos dos processos e uma relação justa entre todas as partes interessadas. Mantém uma gestão profissional dos negócios e busca desenvolver uma comunicação transparente e franca com seus diferentes públicos.

As iniciativas seguidas pela Empresa para aperfeiçoar as práticas de governança incluem a adoção do "Código de conduta e transparência para divulgação e uso de informações e para negociação de valores mobiliários de emissão da Contax Participações S.A.", aprovado pelo Conselho de Administração e seguido na condução dos negócios.

O código, que pode ser acessado integralmente no *site* www.contax.com.br, explicita a preocupação da Contax em manter uma relação transparente com seus acionistas e uma atuação ética por parte de seus funcionários. Determina ainda os períodos adequados para a negociação de suas ações por parte daqueles que tenham acesso, por força de seu trabalho ou posição na Administração, a informações privilegiadas. Essa postura garante uma consistente comunicação com o mercado, bem como evita o acesso seletivo ou privilegiado às informações, assegurando que sua divulgação seja feita de forma simultânea aos mercados do Brasil e dos Estados Unidos, nos quais seus títulos são negociados.

Contax adopts good corporate governance practices with the objective of assuring the best procedures and internal control of its processes and a fair relationship with all stakeholders. Contax is professionally managed and seeks to develop transparent and open communication with its different stakeholders.

The Company's initiatives to improve governance practices include adoption of the "Code of Conduct and Transparency for Disclosure and Use of Information and Trading of Securities Issued by Contax Participações S.A." duly approved by the Board of Directors and followed in the conduct of its business. The code, which can be fully accessed on the Company website (www.contax.com.br), demonstrates its concern in maintaining a transparent relationship with its shareholders and ethical performance by its employees. It also determines the appropriate periods for trading of its stock by those who have access, by virtue of their work or position in management, to privileged information.



GOVERNANÇA

GOVERNANCE

As iniciativas seguidas pela Empresa para aperfeiçoar as práticas de governança incluem a adoção do "Código de conduta e transparência para divulgação e uso de informações e para negociação de valores mobiliários de emissão da Contax Participações S.A.", aprovado pelo Conselho de Administração e seguido na condução dos negócios. The Company's initiatives to improve governance practices include adoption of the "Code of Conduct and Transparency for Disclosure and Use of Information and Trading of Securities Issued by Contax Participações S.A." duly approved by the Board of Directors and followed in the conduct of its business.

CONSELHO DE ADMINISTRAÇÃO

O Conselho de Administração é o órgão máximo e principal agente no processo decisório da Companhia. É responsável pelo estabelecimento das diretrizes estratégicas, nomeação dos diretores e acompanhamento da execução das políticas adotadas.

Seus atuais membros foram eleitos pelos acionistas em Assembléia Geral Ordinária (AGO) realizada em, 18/04/2006, para um período de três anos, com o término do mandato previsto para a data da AGO de 2009. No atual mandato, o Conselho de Administração é composto por nove membros efetivos e oito suplentes, sendo um membro representante dos acionistas minoritários e outro dos acionistas detentores de ações preferenciais. O Conselho da Contax realiza reuniões a cada três meses e, extraordinariamente, quando necessário.

Presidente do Conselho de Administração
» Ronaldo Iabrudi dos Santos Pereira

Suplente
» Julio Cesar Pinto

Conselheiros
» Carlos Francisco Ribeiro Jereissati
» Eduardo Klingelhoeffer de Sá
» Isabel Ramos Kemmelmeier
» José Luis Prola Salinas
» Luis Eduardo Falco Pires Corrêa
» Otávio Marques de Azevedo
» Sérgio Mamede Rosa do Nascimento
» Carlos Medeiros Silva Neto

This posture assures a consistent communication with the market, as well as avoids the selective or privileged access to information, assuring that its disclosure is made simultaneously to the markets of Brazil and the United States, in which its stock is traded.

BOARD OF DIRECTORS

The Board of Directors is the highest body and main agent in the Company's decision-making process. The Board is responsible for the establishment of strategic guidelines, nomination of directors and follow-up on the implementation of the adopted policies.

Its current members were appointed by the shareholders in an Annual General Meeting (AGM) held on April 18, 2006, with a three-year mandate, ending on the date of the 2009 AGM. Currently, the Board of Directors is composed of nine active members and eight substitutes, with one member representing minority shareholders and another representing the holders of preferred shares. The Contax Board holds a meeting once every three months and special meetings whenever required.

Chairman of the Board of Directors
» Ronaldo Iabrudi dos Santos Pereira

Substitute
» Julio Cesar Pinto



O CONSELHO DE ADMINISTRAÇÃO É O **ORGÃO MÁXIMO** E PRINCIPAL AGENTE NO PROCESSO DECISÓRIO DA COMPANHIA.

THE BOARD OF DIRECTORS IS THE **HIGHEST BODY** AND MAIN AGENT IN THE COMPANY'S DECISION-MAKING PROCESS.



Suplentes
» Pedro Jereissati
» Antonio Henrique
  Pinheiro Silveira
» Joílson Rodrigues Ferreira
» José Luís Magalhães Salazar
» Celso Fernandez Quintella
» Fernando Argolo Pimenta
» Marcelo Cunha Ribeiro

» *Ronaldo Iabrudi dos Santos Pereira* é formado em Psicologia pela PUC-MG, com mestrado em Administração de Mudanças e Formação de Adultos pela Universidade de Paris-Dauphine, pela qual também recebeu o doutorado em Mudança Organizacional. Trabalhou no Grupo Gerdau durante 13 anos, como membro do Comitê Executivo, e na Ferrovia Centro-Atlântica, da qual foi nomeado diretor presidente em outubro de 1997. Posteriormente ingressou na Tele Norte Leste Participações S.A. em novembro de 1999, como diretor superintendente da Região Norte, tendo assumido a vice-presidência de Operações em dezembro de 2001, e, posteriormente, atuou como diretor presidente até junho de 2006. Atualmente além da Presidência do Conselho da Contax, atua como conselheiro nas empresas Cemar/Equatorial, Hispamar, RM Engenharia, além de sócio da Cia. de Armazenagem e Estocagem de Grãos - Agrobanco.

» *Carlos Francisco Ribeiro Jereissati* é membro do Conselho de Administração da Tele Norte Leste Participações S.A. desde agosto de 1998, do qual foi presidente por quatro anos. É presidente do Grupo Jereissati, desde 1970, o qual compreende as empresas Iguatemi Empresa de Shopping Centers S.A., La Fonte Telecom S.A, dentre outras. Foi membro do Conselho de Administração da Bovespa (Bolsa de Valores de São Paulo), vice-presidente do Conselho de Administração

Board Members
» Carlos Francisco Ribeiro Jereissati
» Eduardo Klingelhoeffer de Sá
» Isabel Ramos Kemmelmeier
» José Luis Prola Salinas
» Luiz Eduardo Falco Pires Corrêa
» Otávio Marques de Azevedo
» Sérgio Mamede Rosa do Nascimento
» Carlos Medeiros Silva Neto

Substitutes
» Pedro Jereissati
» Antonio Henrique Pinheiro Silveira
» Joílson Rodrigues Ferreira
» José Luís Magalhães Salazar
» Celso Fernandez Quintella
» Fernando Argolo Pimenta
» Marcelo Cunha Ribeiro

» *Ronaldo Iabrudi dos Santos Pereira* has a degree in Psychology from PUC-MG, with a Masters Degree in Change Administration and Formation of Adults from the University of Paris-Dauphine, where he also received a doctorate in Organizational Change. He worked at the Gerdau Group for 13 years as member of the Executive Committee, and at Ferrovia Centro-Atlântica, where he was appointed CEO in October 1997. Later he joined *Tele Norte Leste Participações S.A.* in





O **CÓDIGO DE CONDUTA** PODE SER ACESSADO INTEGRALMENTE NO SITE WWW.CONTAX.COM.BR. THE **CODE OF CONDUCT** CAN BE FULLY ACCESSED ON THE COMPANY WEBSITE WWW.CONTAX.COM.BR.

Administradores com larga experiência em variados setores da economia compõem o Conselho de Administração da Companhia. Administrators with wide experience in varied sectors of the economy compose the Board of Directors.

da Companhia Vidraçaria Santa
Marina (Grupo Saint Gobain),
presidente do Conselho Executivo
da Abrasce (Associação Brasileira
de Shopping Centers), e membro
do Conselho Consultivo do
Secovi (Sindicato das Empresas
de Compra, Venda, Locação
e Administração de Imóveis
Residenciais e Comerciais em São
Paulo). Formou-se em Economia
pela Universidade Mackenzie de
São Paulo em 1968.

» *Eduardo Klingelhoefer de Sá* é
formado em Engenharia Mecânica
pela Universidade Federal do
Rio de Janeiro - UFRJ com pós-
graduação em Economia pela UFRJ
e MBA pela University of Warwick
na Inglaterra. Atua no BNDES
desde 1985, tendo percorrido
diversas áreas operacionais.
Trabalhou durante nove anos
com projetos de financiamentos
na área industrial do BNDES e
estruturou operações de capital de
risco durante dez anos, na área de

November 1999, as Director-Superintendent
of the North Area, having assumed the
Vice-presidency of Operations in December
2001, and, subsequently, he acted as CEO
until June 2006. Presently, besides being
Chairman of the Contax Board, he also acts
as Board member at the following companies:
Cemar/Equatorial, Hispamar, RM Engenharia,
and is a partner in *Cia. de Armazenagem e
Estocagem de Grãos – Agrobanco.*

» *Carlos Francisco Ribeiro Jereissati* has been a
member of the Board of Directors of *Tele Norte
Leste Participações S.A.* since August 1998,
where he was chairman for four years. He has
been chairman of the *Jereissati Group* since
1970, which includes, *Iguatemi Empresa de
Shopping Centers S.A., La Fonte Telecom S.A.,*
among others. He was member of the Board
of Directors of Bovespa (São Paulo Stock
Exchange), Vice-Chairman of the Board of
Directors of *Vidraçaria Santa Marina* (Saint
Gobain Group) and President of the *Abrasce
Executive Council* (Brazilian Shopping
Centers Association), and member of the
Secovi Advisory Council (Trade, Leasing and
Real Estate Management Union of the State
of São Paulo). *Mr. Jereissati* holds a degree
in Economics (1968) from the *Mackenzie
University*, São Paulo.

9 MEMBROS
9 MEMBERS

O CONSELHO DE ADMINISTRAÇÃO É COMPOSTO POR NOVE MEMBROS EFETIVOS E OITO SUPLENTES, SENDO UM MEMBRO REPRESENTANTE DOS ACIONISTAS MINORITÁRIOS E OUTRO DOS ACIONISTAS DETENTORES DE AÇÕES PREFERENCIAIS. THE BOARD OF DIRECTORS IS COMPOSED OF NINE ACTIVE MEMBERS AND EIGHT SUBSTITUTES, WITH ONE MEMBER REPRESENTING MINORITY SHAREHOLDERS AND ANOTHER REPRESENTING THE HOLDERS OF PREFERRED SHARES.

renda variável do BNDES (antiga BNDESPAR). Estruturou 17 fundos de *Private Equity* e de empresas emergentes, com participação nos comitês de investimentos de alguns desses fundos.

» *Isabel Ramos Kemmelmeier* é formada em Engenharia Civil com especialização em Engenharia de Produção pela PUC-RJ, com MBA em Finanças pelo Instituto Brasileiro de Mercado de Capitais (IBMEC-RJ). Trabalhou no Opportunity Asset Management de julho de 1996 até março de 2006, onde chefiou o Departamento de Pesquisa de Ações de 2003 até 2006. Atua também como membro do Conselho Fiscal da Light, Lojas Renner e AES Tietê. Anteriormente, foi membro do Conselho Fiscal da Eletrobrás, Eletropaulo, Usiminas, COMGAS, Telemig Celular e CRT Celular. Além disso, atuou como membro do Conselho de Administração da Eletrobrás.

» *José Luís Prola Salinas* é formado em Ciências Contábeis pela Fundação Educacional do Oeste de Santa Catarina, possui mestrado em Administração da Produção e Sistemas de Informações Gerenciais e doutorado em Administração, com concentração em Estratégia e Competitividade, pela Universidade do Rio Grande do Sul e École des Hautes Études Commerciales de Montreal – Canadá. Trabalha no Banco do Brasil desde 1982, exercendo atualmente o cargo de auditor geral. É membro do Conselho Fiscal da Fundação Banco do Brasil e membro suplente do Conselho Deliberativo da PREVI (BB).

» *Luiz Eduardo Falco Pires Corrêa* é formado em Engenharia Aeronáutica pelo Instituto Tecnológico da Aeronáutica – ITA e participou de cursos de educação permanente em marketing e finanças na

» *Eduardo Klingelhoefer de Sá* holds a degree in Mechanical Engineering from the Federal University of Rio de Janeiro – UFRJ, with a Masters Degree in Economics from UFRJ and an MBA from the University of Warwick, UK. He has been at the Brazilian National Economic and Social Development Bank (BNDES) since 1985, having acted in several operational areas. He worked for nine years in financing projects in the industrial area of BNDES and prepared risk capital operations for ten years, in the area of variable income of BNDES (former BNDESPAR). He structured 17 private equity and emergent company funds, with participation in the investment committees of some of these funds.

» *Isabel Ramos Kemmelmeier* is a Civil Engineering graduate (production engineering) from the PUC-RJ, with an MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC-RJ). She worked at *Opportunity Asset Management* from July 1996 to March 2006, where she directed the Department for Survey on Stocks from 2003 to 2006. She also acts as member of the Internal Audit Board of *Light* (Power Utility Company), *Lojas Renner* and *AES Tietê*. Previously, she was a member of the Internal Audit Board of *Eletrobrás, Eletropaulo, Usiminas, COMGAS, Celular Telemig and CRT Celular*. Additionally, she was a member of the Board of Directors of Eletrobras.





O Conselho Fiscal é formado por notáveis que prestam colaboração inestimável para tornar a Contax cada vez mais transparente. The Fiscal Committee is formed by notables who give inestimable contribution to make Contax more transparent.

Fundação Getúlio Vargas. Anteriormente, trabalhou na Transportes Aéreos Marília – TAM, onde exerceu diversos cargos, tais como gerente de produção, diretor de tecnologia e vice-presidente de Marketing e Vendas. Na Tele Norte Leste Participações S.A. ocupou o cargo de diretor superintendente e na TNL PCS S.A. – Oi, de diretor presidente. Atualmente é diretor presidente da Tele Norte Leste Participações S.A.

» *Otávio Marques de Azevedo* é formado em Engenharia Elétrica pela PUC-MG. É presidente da AG Telecom, empresa integrante do grupo de controle da Telemar Participações S.A. e diretor do Instituto Telemar. Exerceu o cargo de presidente do Conselho Consultivo da Anatel entre fevereiro de 2001 e fevereiro de 2002, tendo sido eleito conselheiro em março

de 1999. Ocupou o cargo de diretor da Telemar Participações S.A. no período de agosto de 1998 até fevereiro de 1999 e a vice-presidência executiva da Tele Norte Leste Participações S.A. de agosto de 1998 até fevereiro de 1999, atuando como presidente em exercício. Nesse mesmo período foi presidente dos Conselhos de Administração das 16 empresas operadoras de telefonia fixa controladas pela Tele Norte Leste Participações S.A. É também, atualmente, membro dos Conselhos de Administração da Telemar Participações S.A. e da Tele Norte Leste Participações S.A.

» *Sergio Mamede Rosa do Nascimento* possui Licenciatura plena em Física pela Universidade de Franca, MBA em Finanças pelo Instituto Brasileiro de Mercado de Capitais (IBMEC) e pós-graduação em

» *José Luís Prola Salinas* holds a degree in Accounting Sciences from the Educational Foundation of the West of the State of Santa Catarina, with a Masters Degree in Production Management and Information Management Systems; holding a doctorate in Administration, with emphasis on Strategy and Competitiveness, awarded by the University of Rio Grande do Sul and *École des Hautes Études Commerciales de Montreal* – Canada. He has been with *Banco do Brasil* since 1982, presently as its General Auditor. He is a member of the Internal Audit Board of the *Banco do Brasil Foundation* and substitute member of the Deliberative Council of *Previ* (Banco do Brasil employees' retirement fund).

» *Luiz Eduardo Falco Pires Corrêa* holds a degree in Aeronautical Engineering from *Instituto Tecnológico de Aeronáutica – ITA,* having participated in courses for permanent education in marketing and finance at Fundação Getulio Vargas. Previously, he worked at *Transportes Aéreos Marilia – TAM,* where he held several positions, as Production Manager, Technology Director and Vice-President – Marketing and Sales. At *Tele Norte Leste Participações S.A.,* he held the position of Director-Superintendent and at *TNL PCS S.A. – Oi* the position of President and CEO. Presently he is CEO of Tele Norte-Leste Participações S.A.



EM MAIS UMA AÇÃO COM VISTAS A RATIFICAR UMA GESTÃO  **DOS NEGÓCIOS ALINHADA ÀS MELHORES PRÁTICAS DE GOVERNANÇA CORPORATIVA, FOI CRIADO O CONSELHO FISCAL DA CONTAX. IN ANOTHER ACTION WITH A VIEW TO RATIFYING BUSINESS MANAGEMENT ALIGNED WITH THE BEST CORPORATE GOVERNANCE PRACTICES, THE CONTAX FISCAL COMMITTEE WAS CREATED.**

Engenharia Econômica pela UDF – Associação de Ensino Unificado do Distrito Federal. Foi diretor financeiro da Companhia de Seguros Aliança do Brasil, no período de outubro de 1999 a março de 2003. No Banco do Brasil exerceu diversas funções, atuando como chefe-adjunto da área de estudos socioeconômicos, chefe do Departamento de Consultoria Financeira, gerente-executivo da BB-DTVM, na administração de fundos e carteiras de investimentos e gerente-executivo da área de finanças corporativas. Atuou também como representante do Banco do Brasil no Conselho Superior da Caixa de Previdência dos seus funcionários.

» *Carlos Medeiros Silva Neto* é membro do Conselho de Administração da Telemar Participações S.A. desde 2003. É presidente da BR Malls S.A. e sócio da GP Investimentos, onde ingressou em 1998. Antes da GP Investimentos, trabalhou na Salomon Brothers Inc. em Nova Iorque, no grupo de fusões e aquisições para a América Latina. Foi membro do Conselho de Administração da Tele Norte Leste Participações S.A., Gafisa S.A., do Internet Group (Cayman) Ltd. – iG, da Lupatech S.A. e do Submarino. Formou-se em Administração de Empresas pela New York University com pós-graduação pela Harvard Business School.

» *Otávio Marques de Azevedo* holds a degree in Electrical Engineering awarded by PUC-MG. He is president of AG Telecom, a company part of the controlling group of *Telemar Participações S.A.* and Director of *Instituto Telemar*. He was president of the Anatel Advisory Council from February 2001 to February 2002, having been appointed Counselor in March 1999. He held the position of Officer of *Telemar Participações S.A.* in the period from August 1998 to February 1999 and the executive Vice-Presidency of *Tele Norte Leste Participações S.A.,* from August 1998 to February 1999, as acting CEO. In this same period he was Chairman of the Board of the 16 telephone companies controlled by *Tele Norte Leste Participações S.A.* Presently, he is also member of the Board of *Telemar Participações S.A.* and *Tele Norte Leste Participações S.A.*

» *Sérgio Mamede Rosa do Nascimento* is a Physics Teacher graduated from the University of Franca, with an MBA in Finance from the Brazilian Capital Market Institute (IBMEC), and Masters Degree in Economical Engineering from *UDF – Associação de Ensino Unificado do Distrito Federal.* He was CFO of *Companhia de Seguros Aliança do Brasil*, from October 1999 to March 2003. At Banco do Brasil, he assumed several functions, acting as head of the socio-economic studies, head of the Department of Financial Consultancy, Executive



5 MEMBROS

5 MEMBERS

O Conselho é composto por cinco membros efetivos e igual número de suplentes, sendo um representante dos acionistas minoritários e outro dos acionistas detentores de ações preferenciais. The Committee is composed of five active members and equal number of substitutes, with one member representative of the minority shareholders and another of the holders of preferred shares.

CONSELHO FISCAL

Em mais uma ação com vistas a ratificar uma gestão dos negócios alinhada às melhores práticas de governança corporativa, em Assembléia Geral Ordinária realizada em 18 de abril de 2006, foi instalado o Conselho Fiscal da Contax. O Conselho é composto por cinco membros efetivos e igual número de suplentes, sendo um representante dos acionistas minoritários e outro dos acionistas detentores de ações preferenciais, eleitos para um mandato de um ano, com término previsto para a data de realização da AGO de 2007.

Com funções de acompanhamento e avaliação, o Conselho Fiscal é responsável por monitorar as atividades da administração, opinar sobre as operações contábeis e analisar as demonstrações financeiras, reportando seu parecer aos acionistas.

Manager of BB-DTVM, in funds management and investment customer bases and executive manager of the Corporate Finance area. He also acted as representative of Banco do Brasil in the Higher Council of the Employees Retirement Fund.

» *Carlos Medeiros Silva Neto* is member of the Board of Directors of *Telemar Participações S.A.* since 2003. He is chairman of *BR Malls S.A.* and partner of *GP Investimentos,* which he joined in 1998. Prior to GP Investimentos, he was with *Salomon Brothers Inc.* in New York, in the merger and acquisitions group for Latin America. He was member of the Board of Directors of *Tele Norte Leste Participações S.A., Gafisa S.A, the Internet Group (Cayman) Ltd. – iG, of Lupatech S.A. and of Submarino.* He holds a degree in Business Administration awarded by *New York University* with Masters Degree from the *Harvard Business School.*

FISCAL COMMITTEE

In another action with a view to ratifying business management aligned with the best corporate governance practices, the Contax Fiscal Committee was created at a Annual General Meeting held April 18, 2006. The Committee is composed of five active members and equal number of substitutes, with one member representative of the minority shareholders and another of the holders of preferred shares, chosen for a one-year terms, to expire upon the date of the 2007 AGM.



O CONSELHO FISCAL É RESPONSÁVEL POR MONITORAR AS ATIVIDADES DA ADMINISTRAÇÃO, **OPINAR** SOBRE AS OPERAÇÕES CONTÁBEIS E ANALISAR AS DEMONSTRAÇÕES FINANCEIRAS. THE FISCAL COMMITTEE IS RESPONSIBLE FOR MONITORING MANAGEMENT'S ACTIVITIES, PROVIDING **OPINIONS** ABOUT ACCOUNTING OPERATIONS AND ANALYZING FINANCIAL STATEMENTS.

Membros
» Sergio Bernstein (presidente)
» Ricardo Scalzo
» Alan Kardec de Melo Ferreira
» Itamaury Teles de Oliveira
» Marcio Luciano Mancini

Suplentes
» Thomas Cornelius
  Azevedo Reichenheim
» Pedro Wagner Pereira Coelho
» Denis Kleber Gomide Leite
» Reinaldo Batista Ribeiro
» Pedro Franco Sales

DIRETORIA

Responsável pela gestão direta dos negócios da Contax, a Diretoria tem a missão de executar as decisões estratégicas definidas pelo Conselho de Administração. De acordo com o Estatuto Social da Companhia, deverá ser composta por um diretor presidente, um diretor de finanças e por até mais três outros diretores, nomeados pelo Conselho de Administração por um prazo de três anos, renováveis, podendo ser destituídos do cargo a qualquer momento.

AUDITORIA

Empenhada em aprimorar cada vez mais as práticas de governança corporativa, em 2006 a Contax iniciou um processo de aperfeiçoamento dos procedimentos de auditoria e controle. Foi criada a área de Auditoria Interna, que se reporta diretamente ao presidente da Companhia. Ao longo do ano, a Contax concluiu a adequação de seus processos internos para atender às exigências da legislação norte-americana Sarbanes-Oxley (SOX), aprovada em 2002 e aplicável a todas as companhias que detêm registros no mercado norte-americano.

With follow-up and evaluation functions, the Fiscal Committee is responsible for monitoring management's activities, providing opinions about accounting operations and analyzing financial statements, reporting its opinions to the shareholders.

Members
» Sergio Bernstein (chairman)
» Ricardo Scalzo
» Alan Kardec de Melo Ferreira
» Itamaury Teles de Oliveira
» Marcio Luciano Mancini

Substitutes
» Thomas Cornelius Azevedo Reichenheim
» Pedro Wagner Pereira Coelho
» Denis Kleber Gomide Leite
» Reinaldo Batista Ribeiro
» Pedro Franco Sales

BOARD OF EXECUTIVE OFFICERS

Responsible for the direct management of Contax business, the Executive Board has the mission to carry out strategic decisions defined by the Board of Directors. Pursuant the Company Bylaws, the Board of Officers must comprise one CEO, one CFO and up to three other officers, appointed by the Board for a three-year mandate, extendable, subject to be dismissed at any time.





AUDITORIA
AUDIT AREA

Empenhada em aprimorar as práticas de governança corporativa, em 2006 a Contax criou a área de Auditoria Interna, que se reporta diretamente à presidência da Companhia. Pledged in improving the corporate governance pratices, in 2006 Contax created the Internal Audit Area, which reports directly to the CEO.



Presidente*
CEO

AUDITORIA INTERNA
INTERNAL AUDIT AREA

CONSULTORIA JURÍDICA
LEGAL CONSULTING

Diretor Comercial
Commercial Director

Diretor de Finanças e RI
CFO & IR Officer

Diretor de Gente e Gestão
Human Resources Director

Diretor de TI e Serviços
IT & Services Director

Diretor de Operações de Cobrança
Billing Operations Director

Diretor de Operações Televendas
Telemarketing Operations Director

Diretor de Operações Clientes Especiais
Special Clients Operations Director

Diretor de Operações OI
Oi Operations Director

Diretor de Operações de Produtos Financeiros
Financial Products Operations Director

* Diretores estatutários nomeados em reuniões do conselho de adminstração realizadas em 26 de abril de 2006 e 27 de julho 2006.
* Directors nominated according to the bylaws in board meetings held on April 26 and Jul 27, 2006.



A **DIRETORIA** TEM A MISSÃO DE EXECUTAR AS **DECISÕES ESTRATÉGICAS** DEFINIDAS PELO CONSELHO DE ADMINISTRAÇÃO. THE **EXECUTIVE BOARD** HAS THE MISSION TO CARRY OUT **STRATEGIC DECISIONS** DEFINED BY THE BOARD OF DIRECTORS.

A primeira etapa do trabalho, conduzida com o apoio de empresa de consultoria externa, envolveu o mapeamento dos processos críticos e a identificação dos *gaps* de controle em todas as áreas, como Tesouraria, Recursos Humanos, Faturamento, Suprimentos, Contabilidade, Pagamentos, Jurídico e Tecnologia da Informação. Cem por cento dos *gaps* de alto impacto foram resolvidos e 90% do total de *gaps* levantados foram tratados. A solução das não-conformidades restantes deverá ocorrer ao longo de 2007.

Em 2007, o foco maior da auditoria interna será o monitoramento da perfeita execução dos processos efetuados pelas áreas, conforme previsto e implantado em 2006. Caso seja elaborado algum novo processo ou alguma mudança em processo já existente, este deverá ser validado pela auditoria interna.

A certificação externa para a SOX em 2007 será realizada por empresa de auditoria externa independente, com todo o acompanhamento da área de auditoria interna da Contax.

A empresa BDO Trevisan Auditores Independentes responde pela auditoria externa da Contax desde o primeiro trimestre de 2006. No período, não foram contratados serviços complementares ou de consultoria com essa empresa, mantendo-se o foco de seus serviços exclusivamente em auditoria contábil, de forma a assegurar inexistência de conflito de interesses.

INDEPENDENT AUDIT

Committed to progressively perfecting corporate governance practices, in 2006 Contax began a process of improvement of its audit and control procedures. An Internal Audit Area was created that reports directly to the CEO. During the year, Contax concluded adaptation of its internal procedures to meet the demands of the U.S. Sarbanes-Oxley Act (SOX), approved in 2002 and applicable to all companies that listed on the U.S. stock market.

The first stage of the work, conducted with support of an outside consulting firm, involved mapping of the critical procedures and identification of control shortcomings in all areas, such as Treasury, Human Resources, Invoicing, Supplies, Accounting, Payments, Legal and Information Technology. One hundred percent of the high impact shortcomings were solved and 90% of the total shortcomings surveyed were addressed. Solution of the remaining unconformities should occur during 2007.

In 2007, the greater focus of the internal audit process will be the monitoring of perfect execution of the procedures in each area, as planned and implemented in 2006. In case some new procedure or change in already existent procedures is developed, this should be validated by the Internal Audit Area.



100%

Cem por cento dos *gaps* de alto impacto foram resolvidos e 90% do total de *gaps* levantados foram tratados. A solução das não-conformidades restantes deverá ocorrer ao longo de 2007. One hundred percent of the high impact shortcomings were solved and 90% of the total shortcomings surveyed were addressed. Solution of the remaining unconformities should occur during 2007.

RELAÇÕES COM INVESTIDORES

A Contax mantém o compromisso de agir sempre com transparência e de aperfeiçoar o relacionamento com os participantes do mercado de capitais, de forma a aprimorar as informações divulgadas e agilizar a sua veiculação. Para tal, mantém uma área de Relações com Investidores, responsável pela preparação e divulgação de informações e atendimento aos analistas, investidores potenciais e acionistas.

Os resultados de 2006 foram divulgados trimestralmente, sendo que, a partir do terceiro trimestre, a área passou a produzir *releases* para ampliar a divulgação e melhor detalhar esses resultados. A Contax dispõe também de uma seção dedicada aos investidores em seu *website*, onde disponibiliza todas as informações e comunicados relevantes, relatórios, *releases* de resultados e outros dados de interesse desse público.

An independent auditor will carry out the external certification for SOX in 2007, with the full follow-up by the Contax Internal Audit Committee Area.

BDO Trevisan Auditores Independentes has been the company responsible for the external audit of Contax since the first quarter of 2006 to the present. During the period, no supplemental services or consultancy services were contracted with that company, with its services exclusively focused on accounting audits in order to assure inexistence of conflicts of interest.

INVESTOR RELATIONS

Contax is committed to permanently acting in a transparent manner and improving relations with the investment community, in order to improve published information and to speed up disclosure. For this, Contax maintains an Investor Relations department that is responsible for preparation and publication of information and assistance to analysts, potential investors and shareholders.

2006's results were published quarterly and, starting in the third quarter, the department began to produce releases to increase disclosure and improve the level of detail of its earnings reports. Contax also has a section dedicated to Investors on its website, where it presents significant information and material announcements, earnings releases and other data of interest of this public.





A CONTAX MANTÉM UMA ÁREA DE RELAÇÕES COM INVESTIDORES, RESPONSÁVEL PELA PREPARAÇÃO E DIVULGAÇÃO DE INFORMAÇÕES E ATENDIMENTO AOS ANALISTAS, INVESTIDORES POTENCIAIS E ACIONISTAS. CONTAX MAINTAINS AN INVESTOR RELATIONS DEPARTMENT THAT IS RESPONSIBLE FOR PREPARATION AND DISCLOSURE OF INFORMATION AND ASSISTANCE TO ANALYSTS, POTENTIAL INVESTORS AND SHAREHOLDERS.

MODELO DE NEGÓCIOS

A Contax possui um Modelo de Negócio consultivo e aplicado à realidade de seu cliente, pois acredita que o sucesso do seu negócio vai além da excelência operacional dos serviços prestados. A atuação consultiva é respaldada pela vasta experiência acumulada na prestação de serviços variados para clientes dos mais diversos setores da economia, como: telefonia, TV por assinatura, administradoras de cartão, bancos, seguradoras, distribuidoras de energia, varejo e eletroeletrônicos.

BUSINESS MODEL

Contax has implemented a consultative Business Model applied to the reality of its customers because it believes that the success of its business extends beyond operational excellence of the services it provides. Its consultative activity is backed by extensive experience accumulated in the services rendered for many customers in a wide range of economic sectors, such as: telephony, cable TV, credit card administrators, banks, insurance companies, power utility distributors, retail and the electro-electronics business.

The Contax consultative process begins with understanding the business of its contracting parties and application of customized solutions, whose design takes into consideration the regulatory aspects of the services provided by the contact center, as well as of the sector of the contracting company. At the same time, other aspects considered include the contracting party's internal procedures and the partnership network involved in its business.



CLIENTES

CUSTOMERS

A Contax possui um Modelo de Negócio consultivo e aplicado à realidade de seu cliente.
Contax holds a consultative Business Model applied to the reality of its customers.

O trabalho consultivo da Contax começa com o entendimento do negócio de seus contratantes e a aplicação de soluções customizadas, cujo desenho leva em consideração aspectos regulatórios da prestação de serviços de *contact center,* bem como do setor de atuação da empresa contratante. Ao mesmo tempo, outros aspectos levados em consideração incluem os processos internos do contratante e a rede de parceiros envolvidos em seu negócio.

Após a implantação, a Contax acompanha continuamente o desempenho da operação através de indicadores alinhados com os interesses da empresa contratante. O monitoramento do desempenho é realizado através do gerente de relacionamento, que constitui ponto focal para o contratante na Contax, sendo responsável pela entrega dos serviços prestados, promoção de melhorias e identificação de oportunidades para alavancar novos negócios.

Freqüentemente, esse trabalho de inteligência aplicado às operações leva à redução dos custos do cliente, com ganhos de produtividade, automatização e evolução dos processos, garante a qualidade do serviço prestado e por conseqüência a fidelidade do cliente, possibilitando a incorporação de novos serviços a um contrato existente. Essa forma de atuação espelha a Visão da companhia: **"Nós fazemos clientes para toda a vida".**

ESTRATÉGIA – LIDERANÇA EM EXECUÇÃO

O mercado de *contact center* no Brasil apresentou forte crescimento nos últimos cinco anos e, de acordo com estudos do setor, a Contax capturou aproximadamente 30% desse total. Em função do rápido crescimento da Empresa nos últimos anos, tornou-se líder de mercado a partir de 2005 em termos de receita.

After setup, Contax continually monitors the performance of the operation through indicators aligned with the interests of the contracting company. Performance monitoring is accomplished through the relations manager, who constitutes a focal point for the contracting party at Contax, being responsible for the delivery of the rendered services, promotion of improvements and identification of opportunities to leverage new businesses.

Frequently, this intelligence work when applied to operations leads to a reduction of costs for the customer, with gains in productivity, automation and evolution of processes, assuring the quality of the rendered service and customer fidelity, making the inclusion of new services to an existent contract possible. This form of performance reflects the vision of the company: "We make lifetime customers".

STRATEGY – LEADERSHIP IN EXECUTION

The contact center market in Brazil underwent strong growth over the last five years and, according to studies of the sector, Contax captured approximately 30% of the total. Due to the fast expansion of the Company, it became market leader in 2005 in terms of revenues. At the same time, the contact center market became more competitive, since competition intensified and growth opportunities became more limited.





O **MONITORAMENTO** DO DESEMPENHO É REALIZADO ATRAVÉS DO GERENTE DE RELACIONAMENTO, QUE CONSTITUI PONTO FOCAL PARA O CONTRATANTE NA CONTAX. PERFORMANCE **MONITORING** IS ACCOMPLISHED THROUGH THE RELATIONS MANAGER, WHO CONSTITUTES A FOCAL POINT FOR THE CONTRACTING PARTY AT CONTAX

Ao mesmo tempo, o mercado de *contact center* tornou-se mais competitivo, já que a concorrência se intensificou e as oportunidades de crescimento tornaram-se mais limitadas.

Como o mercado de *contact center* começou a dar mostras de amadurecimento e início de uma nova etapa de seu ciclo de vida, a Companhia entendeu que 2005 era o momento adequado para rever sua estratégia. Com o intuito de manter a liderança conquistada, a Contax adotou uma nova estratégia focada em "Liderança em execução", que foi implementada com sucesso em 2006. O objetivo é desenvolver o modelo de negócios com foco contínuo em inovação e em programas que proporcionem excelência nos serviços prestados a seus clientes. Essa estratégia é baseada principalmente em dois pilares:

» o aprimoramento das ofertas de produtos, sobretudo com respeito aos principais serviços; e
» o desenvolvimento das áreas de apoio (como departamentos de recursos humanos, vendas, tecnologia e financeiro) e de seu modelo operacional.

A abordagem para aprimorar a oferta dos principais produtos prevê a entrega de serviços com alto padrão de qualidade para cada um dos três principais serviços: Atendimento (SAC), Televendas e Recuperação de Crédito.

O desenvolvimento das áreas de apoio e do modelo operacional contempla os seguintes elementos:

As the contact center market began to show signs of maturity and the beginning of a new stage of its life cycle, the Company deemed that 2005 was the right moment to review its strategy. With the intention of maintaining its leadership position, Contax adopted a new strategy focused on "Leadership in Execution" that was implemented successfully in 2006. The objective is to develop the businesses model with continuous focus on innovation and programs that provide excellence in the services provided to its customers. This strategy is based mainly on two pillars:
» improvement of the products offered, above all with regard to main services; and
» development of the support areas (such as departments of human resources, sales, technology and finance) and of its operational model.



LIDERANÇA
LEADERSHIP

A Contax adotou uma nova estratégia focada em "Liderança em execução", que foi implementada com sucesso em 2006. O objetivo é desenvolver o modelo de negócios com foco contínuo em inovação e em programas que proporcionem excelência nos serviços prestados a seus clientes. Contax adopted a new strategy focused on "Leadership in Execution" that was implemented successfully in 2006. The objective is to develop the businesses model with continuous focus on innovation and programs that provide excellence in the services provided to its customers.

Recursos humanos

A Contax vê em seus empregados os grandes responsáveis pelo sucesso da Companhia e busca sempre atrair e reter novos colaboradores, monitorando sua *performance* e recorrendo a métodos diversificados de treinamento para satisfazer as necessidades de cada cliente. O desenvolvimento de um plano de carreira estruturado e a introdução de campanhas de motivação permite à Contax atingir a excelência em seu quadro de pessoal, imbuído dos valores da Contax.

Modelo operacional

A Contax acredita que o modelo operacional pode ser continuamente aprimorado por meio da oferta de serviços que englobam todo o ciclo de vida dos clientes e da criação de uma proposta de valor bem-sucedida para as principais classes de produtos.

Sistemas de tecnologia

Infra-estrutura e tecnologia são elementos fundamentais para a prestação de serviços com alta qualidade e a conquista de novos clientes. Em vista disso, a Companhia busca manter a vantagem competitiva alcançada e a diferenciação de seus serviços, mantendo sistemas avançados de TI e importantes parcerias com os principais provedores de tecnologia.

Modelo comercial

A recente contratação de profissionais especializados para integrar a força de vendas e a criação da área de produtos visam ampliar a abrangência de clientes e serviços. Novas ofertas de produtos estão sendo desenvolvidas para segmentos específicos, buscando fortalecer a parceria de negócio com os clientes. A Contax procura continuamente identificar novos clientes-chave, ampliando seu escopo de atuação.

The approach to improving the offer of the main products foresees the delivery of services with high quality standards for each one of the three principal services: Customer Care (SAC), Telemarketing and Debt Collection.

The development of support areas and the operational model includes the following elements:

Human resources

Contax sees in its employees the main reason for the success of the Company and always seeks to attract and retain new employees, monitoring their performance and resorting to diversified training methods to satisfy each customer's needs. The development of a structured career plan and introduction of motivation campaigns allows Contax to reach excellence in its personnel team, convinced of the Contax values.

Operational model

Contax believes that the operational model can be continually perfected through an offering of services that encompass the customers' entire life cycle and the creation of a successful value proposal for the main classes of products.

Technology systems

Infrastructure and technology are fundamental elements for the rendering of services with high quality and capture of new customers. In view of that, the Company seeks to maintain the competitive advantage it has achieved and the differentiation of its services, installing advanced IT systems and important partnerships with its main technology providers.





sala de treinamento 3



A COMPANHIA BUSCA MANTER A **VANTAGEM COMPETITIVA** ALCANÇADA E A DIFERENCIAÇÃO DE SEUS SERVIÇOS, MANTENDO SISTEMAS AVANÇADOS DE TI. THE COMPANY SEEKS TO MAINTAIN THE **COMPETITIVE ADVANTAGE** IT HAS ACHIEVED AND THE DIFFERENTIATION OF ITS SERVICES, INSTALLING ADVANCED IT SYSTEMS.











NÉLIA MARIA L. M. DE LIMA
Gerente Nacional de
Atendimento Ponto Frio
Ponto Frio National
Customer Service Manager

SANDRA ANDRADE
Gerente de
Relacionamento Contax
Contax Relations Manager

ANDRÉA SANTOS DA SILVA
Atendente Contax
Contax Attendant

NATÁLIA VANI
Cliente Ponto Frio
Ponto Frio Client



NÉLIA MARIA L. M. DE LIMA

"Estamos com a Contax desde dezembro de 2001, quando o Ponto Frio decidiu buscar no mercado um parceiro para atendimento do seu SAC, e ela foi escolhida entre dez empresas. Desde então, essa relação vem se aprimorando, se profissionalizando mais e mais. A parceria é muito grande e transparente, pois a operação é complexa e requer muita interação entre as duas partes. O Ponto Frio conquistou o Prêmio Consumidor Moderno 2006 (Comércio Varejista), da revista *Consumidor Moderno*, o que certamente é motivo de orgulho tanto para nós quanto para a Contax."



SANDRA ANDRADE

"Trabalhamos permanentemente para o aprimoramento de três pilares que sustentam nosso trabalho: processos, fluxos de informação e sistemas operacionais. Sentimos hoje necessidade de conhecer melhor o perfil do cliente final, para que nossos atendentes de atendimento transformem-se cada vez mais em solucionadores das necessidades do cliente Ponto Frio."

"We have been working with Contax since December 2001, when Ponto Frio decided to look for a partner for operation of its Customer Care Service (SAC). Contax was chosen among ten competing companies. Ever since, that relationship has been optimized, becoming more and more professional. The partnership is very ample and transparent, because the operation is complex and requires a lot of interaction between both parties. Recently, Ponto Frio was awarded a prize for Customer Care by the magazine *Consumidor Moderno*, which is certainly a reason for pride, both for us and for Contax."

"We work permanently for the improvement of the three pillars that sustain our work: procedures, information flows and operating systems. We now feel the need to know more about the end customer's profile, so that our attendant operators become better solvers of the Ponto Frio customers' needs."



ANDRÉA SANTOS DA SILVA

"Os clientes Ponto Frio procuram o SAC para saber informações sobre o produto, registrar defeitos ou até mesmo para tratar de lista de casamento. Como trabalhamos com diversos setores, como central de distribuição, comercial, reclamações etc., é preciso que haja uma integração grande para evitar enganos, como não entregar a mercadoria na data combinada."



NATÁLIA VANI

"Deixei minha lista de casamento no Ponto Frio e após a lua-de-mel resolvi transformar todos os presentes que havia recebido em vales-presentes. Liguei para o Ponto Frio, uma atendente providenciou tudo e poucos dias depois recebi os vales em casa. Em seguida, liguei novamente para desbloquear os vales e poder usá-los. Todas as atendentes me trataram muito bem e resolveram todos os meus problemas."

"Ponto Frio customers seek the SAC to get product information, to register defects or even to deal with wedding list. As we work with several sectors, as a hub for distribution, commercial matters, complaints etc., it is necessary that there be a substantial integration to avoid mistakes, such as for instance, not delivering the merchandise on the promised date."

"I left my wedding list at Ponto Frio and after the honeymoon I decided to exchange all the presents I had received for gift vouchers. I called Ponto Frio, an attendant made all the arrangements and a few days later I received the vouchers at home. Soon after, I called again to unblock them to be able to use them. All the attendants treated me very well and solved all my problems."

O PONTO FRIO, UMA DAS MAIORES REDES DE LOJAS DE ELETRODOMÉSTICOS E MÓVEIS DO PAÍS, É UM DOS CLIENTES MAIS ANTIGOS DA CONTAX: SÃO SEIS ANOS DE PARCERIA, PERÍODO EM QUE SE DESENVOLVEU UM RELACIONAMENTO PAUTADO PELA CONFIANÇA MÚTUA E QUE SE APRIMORA PERMANENTEMENTE.

O TRABALHO EM CONJUNTO REALIZADO PELA CONTAX COM OS SEUS CLIENTES TAMBÉM VISA À IDENTIFICAÇÃO DE MELHORIAS QUE OTIMIZEM O ATENDIMENTO PRESTADO E GARANTAM A MÁXIMA SATISFAÇÃO, MESMO QUE, DO PONTO DE VISTA COMERCIAL, ISSO SIGNIFIQUE NO CURTO PRAZO UM MENOR NÚMERO DE OPERAÇÕES. A CONTAX TRABALHA PARA QUE O SEU RELACIONAMENTO COM O CLIENTE SEJA DE LONGO PRAZO, E POR ISSO SE PREOCUPA EM ENTREGAR SOLUÇÕES CRIATIVAS AOS SEUS PARCEIROS DE NEGÓCIOS.

O SERVIÇO DE ATENDIMENTO AO CONSUMIDOR (SAC) PRESTADO PELA CONTAX AO PONTO FRIO É COMPLEXO, POR ENVOLVER 10 MIL ITENS DE CONSUMO E DIFERENTES ÁREAS, COMO INFORMAÇÕES GERAIS SOBRE AS LOJAS E PRODUTOS, AGENDAMENTO DE ENTREGAS DE MERCADORIAS, SOLICITAÇÃO DE ASSISTÊNCIA TÉCNICA PARA PRODUTOS ADQUIRIDOS, RECLAMAÇÕES E LISTA DE CASAMENTO. DAÍ A IMPORTÂNCIA DE SE RESSALTAR OS QUATRO PRÊMIOS DE ATENDIMENTO CONQUISTADOS PELO PONTO FRIO. SÃO ELES: PRÊMIO ABT 2003 (SERVIÇO DE ATENDIMENTO AO CLIENTE); PRÊMIO CONSUMIDOR MODERNO 2004 (COMÉRCIO VAREJISTA); PRÊMIO ABT 2004 (RELACIONAMENTO COM O CLIENTE); E PRÊMIO CONSUMIDOR MODERNO 2006 (COMÉRCIO VAREJISTA). A CONTAX SE ORGULHA DE FAZER PARTE DESSA PARCERIA E PARABENIZA O PONTO FRIO PELOS PRÊMIOS CONSEGUIDOS.

Ponto Frio, one of the largest chains of home appliances and furniture in the country, is one of Contax' oldest customers; the partnership was established six years ago, and during the period the relationship has been based on mutual trust and permanent improvements.

Contax' joint effort with its customers also seeks to identify the improvements that optimize the services provided and assure maximum satisfaction, even when from the commercial point of view this means a lower number of operations in the short-term. Contax works to make its relationships with its customers long-term ones and, thus, is concerned about delivering creative solutions to its business partners.

The Customer Care Center (SAC) that Contax provides Ponto Frio is complex because it involves 10,000 consumer items and different areas, such as general information about stores and products, delivery schedules, technical assistance requests on products that have been acquired, complaints and wedding list. That is why it is important to mention the four prizes Ponto Frio has won. These are: ABT 2003 Prize (Customer Service); Modern Consumer 2004 Prize (Retail Trade); ABT 2004 Prize (Client Relationship); and the Modern Consumer 2006 Prize (Retail Trade). Contax is proud to be part of this partnership and congratulates Ponto Frio for the prizes it has received.

O SAC EXIGE QUE OS ATENDENTES DA CONTAX TENHAM AMPLO CONHECIMENTO DOS SERVIÇOS E DA CULTURA DO CLIENTE, POIS ESTABELECEM UM RELACIONAMENTO DIRETO COM O CLIENTE FINAL, REPRESENTANDO A IMAGEM DO PONTO FRIO E ATUANDO AINDA COMO INTERMEDIÁRIOS DE OUTROS SERVIÇOS, COMO ASSISTÊNCIA TÉCNICA E ENTREGA. EXISTE UMA GRANDE TROCA DE EXPERIÊNCIAS E INFORMAÇÕES ENTRE O PONTO FRIO E A CONTAX, QUE CONTRIBUI PARA REFORÇAR O RELACIONAMENTO E APRIMORAR OS SERVIÇOS, OBTENDO RESULTADOS CRESCENTES.

EM 2006, A CONTAX RECEBEU CERCA DE 2 MILHÕES DE CHAMADAS EM NOME DO PONTO FRIO E CERCA DE METADE DAS DEMANDAS SÃO ATENDIDAS JÁ NO PRIMEIRO CONTATO. O *CASE* APRESENTADO RELATA A SATISFAÇÃO DO CLIENTE FINAL DO PONTO FRIO COM O ATENDIMENTO À LISTA DE CASAMENTO. ESSE SERVIÇO INCLUI A POSSIBILIDADE DE TROCA DOS PRESENTES RECEBIDOS POR VALES-PRESENTES, QUE APÓS A SOLICITAÇÃO SÃO ENVIADOS À RESIDÊNCIA DO CLIENTE.

→ PONTO FRIO

The SAC requires that Contax' operators have extensive knowledge of the customer's services and culture because it establishes a direct relationship with the end customer, representing the image of Ponto Frio and acting as intermediary for other services, such as technical assistance and deliveries. There is a wide exchange of experiences and information between Ponto Frio and Contax, which helps reinforce the relationship and enhances the services, thus boosting results.

In 2006, Contax received about 2 million calls in the name of Ponto Frio and about half of the demands are resolved on the first contact. The case study presented reports on the satisfaction of the Ponto Frio end customer regarding a wedding list service. This service also includes the possibility of exchanging the presents for a gift voucher, which after being requested is send to the customer's residence.



CONFIANÇA

TRUST

A estratégia "Liderança em Execução" começou a ser implementada por meio de uma série de ações. O primeiro passo foi uma reestruturação organizacional, mediante a criação de Diretorias de Operações, especializadas em Atendimento ao Cliente, Recuperação de Crédito e Televendas. Foi também criada uma área de Produtos, responsável pela estruturação e desenvolvimento das ofertas da Companhia.

GESTÃO

Em 2006, a Contax estabeleceu sua Visão, que tem como pilar a estratégia de crescimento sustentável de longo prazo, **"Nós fazemos Clientes para toda a vida".** Ainda com foco na busca do alcance de seu planejamento estratégico, a Contax estruturou sua Arquitetura de processos e a partir dessa visão integrada iniciou o redesenho dos seus principais processos com objetivo de garantir previsibilidade e entrega básica dos principais resultados.

O novo formato orienta a organização por processos, proporciona mais agilidade e qualidade aos serviços, amplia o foco em seus diversos públicos, incluindo os colaboradores, e possibilita acumular informação, transformando-a em conhecimento para o proveito da Companhia e de seus clientes.

O gerenciamento das operações está focado nos produtos, a partir da verticalização que definiu gestores por negócios, com características bastante específicas. O suporte estratégico às áreas comercial e operacional foi reforçado, com a criação da equipe de inteligência de mercado.

COMMERCIAL MODEL

The recent contracting of specialized professionals to integrate the sales force and the creation of the product area aim to expand customer and service inclusion. New product offers are being developed for specific segments, seeking to strengthen the business partnerships with customers. Contax tries continually to identify new key customers, expanding its performance scope.

The "Leadership in Execution" strategy began to be implemented through a series of actions. The first step was organizational restructuring, through creation of an Operations Departments specialized in Customer Care, Debt Collection and Telemarketing. A Product area was also created, responsible for the structuring and development of the Company's product offers.

MANAGEMENT

In 2006, Contax established its Vision, whose main pillar is the strategy for long-term sustainable growth: **"We make lifetime customers"**. Still focused on structuring its strategic planning, Contax established architecture procedures and, based on this integrated vision, began to redesign its main procedures with the objective of assuring reliability of forecasts and basic delivery of the main results.

The new format guides the organization through procedures, offer greater service speed and quality, expands the focus on its various stakeholders — including employees — and makes accumulation of information possible, transforming information into knowledge to the advantage of the Company and its customers.

O GERENCIAMENTO DAS OPERAÇÕES ESTÁ FOCADO NOS PRODUTOS, A PARTIR DA VERTICALIZAÇÃO QUE DEFINIU GESTORES POR NEGÓCIOS, COM CARACTERÍSTICAS BASTANTE ESPECÍFICAS. THE MANAGEMENT OF OPERATIONS IS FOCUSED ON THE PRODUCTS, BASED ON VERTICALIZATION THAT DEFINED BUSINESS MANAGERS WITH QUITE SPECIFIC CHARACTERISTICS.



A integração entre os departamentos, com grupos de trabalho que incluem profissionais das áreas de Operações, Comercial, Sistemas e Recursos Humanos, permite desenvolver propostas e oferecer modelos de serviços melhores e mais adequados a novos clientes, ou novos serviços a clientes existentes.

Para garantir as metas de qualidade e o trabalho em parceria com seus clientes, os gestores mantêm constante monitoramento de mais de 650 indicadores em suas operações, identificando os itens em desconformidade e executando as melhorias necessárias.

As metas corporativas são desdobradas para todos os gestores até o nível de supervisão, totalizando cerca de 18.290 objetivos acompanhados ao longo do ano. Além disso, a Companhia define e gerencia metas específicas em cada grupo de serviços para todos os seus atendentes.

A Contax substituiu o sistema que controla o acompanhamento de suas metas pelo Prisma Metas que permite que todas as áreas gestoras acompanhem seu desempenho detalhadamente e façam os ajustes sempre que necessário. O desempenho dos atendentes é feito principalmente pelo sistema Atitude, que mede indicadores de qualidade, produtividade e desempenho.

The management of operations is focused on the products, based on verticalization that defined business managers with quite specific characteristics. The strategic support to the commercial and operational areas was strengthened, with the creation of a market intelligence team. The integration among departments, with work groups that include professionals in Operations, Sales, Systems and Human Resources, makes it possible to develop proposals and offer models of better and more appropriate services to new customers, or new services to existent customers.

To guarantee the goals for quality and the work in partnership with its customers, the managers maintain constant monitoring of more than 650 operating indicators, identifying the items in unconformity and executing the required improvements.

The corporate goals are detailed for all managers down to the supervision level, totaling about 18,290 objectives accompanied during the year. Additionally, the Company defines and manages specific goals in each group of services for all its operators.

Contax replaced the system that controls the follow-up of its goals by the *Prisma Metas* system that allows all area managers to accompany their performance in full detail and make adjustments whenever required. The performance of the operators is made mainly by the *Atitude* system that measures quality indicators, productivity and performance.





As metas corporativas são desdobradas para todos os gestores até o nível de supervisão, totalizando cerca de 18.290 objetivos acompanhados ao longo do ano. The corporate goals are detailed for all managers down to the supervision level, totaling about 18,290 objectives accompanied during the year.

ESTRUTURA DA OPERAÇÃO

O investimento em qualidade da estrutura é uma marca da Contax que pode ser comprovada em todos os seus 18 *sites*, localizados nos Estados da Bahia, Ceará, Minas Gerais, Pernambuco, São Paulo, Rio de Janeiro, Rio Grande do Sul e Distrito Federal. A localização dos *sites* em regiões diferentes é estratégica para assegurar a qualidade inalterável das operações em qualquer situação, pois permite uma flexibilidade maior no redirecionamento de ligações de um *site* para outro quando, por exemplo, há um inesperado aumento da demanda.

OPERATING STRUCTURE

The investment in quality of the structure is a Contax hallmark that can be seen in all 18 of its sites, located in the states of Bahia, Ceará, Minas Gerais, Pernambuco, São Paulo, Rio de Janeiro, Rio Grande do Sul and the Federal District. The location of the sites in different areas is strategic to assure the unalterable quality of operations in any situation, because it allows a greater flexibility in redirecting connections from one site to another if, for instance, an unexpected demand surge occurs.

Contax holds contracts with the most advanced companies in the technology area, guaranteeing a network of suppliers that is among the best worldwide, whether in equipment, Internet providers or services, fundamental for the safety and excellence of its operations.

The sites have alternative systems for power generation, comprising generators and a redundant parallel, uninterruptible power supply system (UPS) for the Data Processing Center and for the operations proper, and a central air conditioning system, essential for the good operation of the high technology equipment.



FLEXIBILIDADE

FLEXIBILITY

A localização dos *sites* em regiões diferentes é estratégica para assegurar a qualidade inalterável das operações em qualquer situação, pois permite uma flexibilidade maior no redirecionamento de ligações de um *site* para outro quando, por exemplo, há um inesperado aumento da demanda. The location of the sites in different areas is strategic to assure the unalterable quality of operations in any situation, because it allows a greater flexibility in redirecting connections from one site to another if, for instance, an unexpected demand surge occurs.

A Contax possui contratos com as mais avançadas empresas na área de tecnologia, o que garante uma rede de fornecedores que está entre as melhores do mundo — seja em equipamentos, provedores de Internet ou serviços — fundamental para a segurança e excelência de sua operação.

Os *sites* possuem sistema alternativo de geração de energia, composto por geradores e *nobreaks* paralelos redundantes tanto para os Centros de Processamento de Dados como para a operação, e sistema de ar-condicionado central, essencial para o bom funcionamento dos equipamentos de alta tecnologia.

As estações de trabalho seguem a Norma Regulamentadora nº 17 emitida pelo Ministério do Trabalho e Emprego, que estabelece parâmetros de ergonomia laboral, e foram desenhadas para atender plenamente às necessidades da Companhia e de seus colaboradores, num ambiente que contribui para o bom desempenho profissional. As instalações são amplas e confortáveis, com imóveis sempre acima de mil metros quadrados, e localizados em áreas de fácil acesso para os funcionários.

A Contax encerrou o ano de 2006 com 22.407 posições de atendimento e investiu fortemente no aumento da capacidade e conforto de suas instalações. Em junho de 2006, o contrato de aluguel do *site* Assembléia no Rio de Janeiro se encerrou e suas operações foram transferidas para um novo *site*, denominado Mauá, que entrou em funcionamento no mesmo período.

The workstations follow Regulator Rule 17 issued by the Ministry of Labor and Employment, establishing ergonomic parameters for work places, designed to fully assist the needs of the Company and its employees, in an environment that contributes to good professional performance. The facilities are spacious and comfortable, with premises always above 1,000 square meters, located in areas of easy access by the employees.

Contax ended 2006 with 22,407 workstatiions and invested strongly in the increase of the capacity and comfort of its facilities. In June 2006, the rental contract of the Assembléia site in Rio de Janeiro expired and its operations were transferred to a new site, called Mauá, that came on stream during the same period.

The Boa Vista site in Pernambuco was built in 2003 as a back-office for services of a telephony customer. Since it became obsolete, it was disabled and its operations were transferred, in September 2006, to modern sites in Pernambuco, Príncipe and Conquista, equipped with advanced technology and infrastructure, with approximately 900 workstations, absorbing a major operational volume.







+

AS **INSTALAÇÕES** SÃO AMPLAS E CONFORTÁVEIS, COM IMÓVEIS SEMPRE ACIMA DE MIL METROS QUADRADOS E LOCALIZADOS EM ÁREAS DE FÁCIL ACESSO PARA OS FUNCIONÁRIOS. THE **FACILITIES** ARE SPACIOUS AND COMFORTABLE, WITH PREMISES ALWAYS ABOVE 1,000 SQUARE METERS AND LOCATED IN AREAS OF EASY ACCESS BY THE EMPLOYEES.

O *site* Boa Vista em Pernambuco, foi construído em 2003 para ser um *back-office* para serviços de um cliente de telefonia. Uma vez que se tornou obsoleto, foi desativado e suas operações transferidas, em setembro de 2006, para modernos *sites* em Pernambuco, como Príncipe e Conquista, que dispõem de tecnologia e infra-estrutura avançadas, comportando aproximadamente 900 estações de trabalho cada, que absorvem um volume significativo de operações.

Em março de 2006, o *site* Contorno em Minas Gerais, também entrou em funcionamento, com uma capacidade instalada de cerca de 1.000 estações de trabalho, incorporando alguns dos serviços de Televendas antes oferecidos pelo *site* Prado, na mesma cidade.

Site Site	Estado State	Nº de PAs Nº of Ws	Nº de Empregados Nº of Employees
Antártica	SP	2.607	5.854
Paulista	SP	2.547	5.645
Rubens Meireles	SP	276	552
Augusta	SP	54	108
Passeio	RJ	4.116	6.732
Niterói	RJ	1.327	3.660
Mackenzie	RJ	1.220	3.211
Mauá	RJ	830	1.936
Prado	MG	2.206	4.720
Nova Lima	MG	237	444
Contorno	MG	730	1.671
Campo da Pólvora	BA	1.266	3.229
Comércio	BA	1.165	2.918
Borges de Mello	CE	2.166	4.829
Príncipe	PE	557	1.143
Conquista	PE	764	1.688
Porto Alegre	RS	258	664
Distrito Federal	DF	81	128
Total		22.407	49.132

PAs: Posições de atendimento.
Ws: Workstations.



22.407 +

A Contax encerrou o ano de 2006 com 22.407 posições de atendimento e investiu fortemente no aumento da capacidade e conforto de suas instalações. Contax ended 2006 with 22,407 workstations and invested strongly in the increase of the capacity and comfort of its facilities.

Os *sites* Rubens Meireles e Augusta, localizados em São Paulo, entraram em operação em novembro e dezembro de 2006, respectivamente, e têm a característica de serem modernos centros de treinamento para apoiar principalmente os *sites* Antártica e Paulista.

TECNOLOGIA DA INFORMAÇÃO

A área de Tecnologia da Informação é essencial ao negócio da Contax. Uma empresa de *contact center* tem sua base de operações nas pessoas, que prestam os serviços de relacionamento remoto aos clientes finais e, como ferramentas básicas, os equipamentos e sistemas de informática e comunicação. Considerando os equipamentos utilizados na operação e na gestão dos negócios, a Companhia mantém cerca de 1,5 mil servidores e mais de 22 mil terminais/estações de trabalho.

In March 2006, the site Contorno in Minas Gerais also started up, with installed capacity for about 1,000 workstations, incorporating some of the Telemarketing services offered previously by the Prado site, in the same city.

The Rubens Meireles and Augusta sites, located in São Paulo, entered operation respectively in November and December 2006, and are used as modern training facilities for support, mainly to the Antárctica and Paulista sites in São Paulo.

INFORMATION TECHNOLOGY

The Information Technology area is essential to Contax' business. A contact center company bases its operations on its people, who render remote relationship services to the end customers, using IT equipment and communication systems as basic tools. Considering the equipment used in the operations and the management of the businesses, the Company maintains about 1,500 servers and more than 22,000 workstations. Most of the hardware equipment is owned by the Company, representing approximately 60% of Contax' capital expenditures.



TECNOLOGIA DA INFORMAÇÃO É ESSENCIAL AO NEGÓCIO

E A CONTAX MANTÉM CERCA DE 1,5 MIL SERVIDORES E MAIS DE 22 MIL

ESTAÇÕES DE TRABALHO. THE INFORMATION TECHNOLOGY AREA

IS ESSENTIAL TO BUSINESS AND CONTAX KEEPS

MORE THAN 1,500 SERVERS AND OVER 22,000 WORKSTATIONS.

A maior parte dos equipamentos de *hardware* é própria, respondendo por aproximadamente 60% dos investimentos feitos pela Contax.

A Empresa busca sustentar a vantagem competitiva alcançada e a diferenciação de seus serviços, oferecendo sistemas avançados de TI e importantes parcerias com os principais provedores de tecnologia. Adicionalmente, busca constantemente a atualização dos seus profissionais de tecnologia, proporcionando a participação em fóruns, debates, congressos e reuniões específicas no Brasil e no exterior, para garantir um contato *in loco* com as novas tecnologias que estão sendo desenvolvidas e uma permanente atualização de seus sistemas.

Na operação direta, utiliza *softwares* de atendimento sofisticados, contando com as melhores tecnologias e soluções usadas mundialmente, alta capacidade de processamento e elevada tolerância a falhas. A Contax também desenvolve seus próprios sistemas e promove uma combinação criativa de ferramentas tecnológicas de ponta, abrindo um leque de serviços diferenciados para seus clientes, o que aumenta a produtividade das operações.

Na gestão interna, mantém sistemas integrados (SAP) com diversos níveis de segurança de acesso e autorização.

The Company seeks to sustain its competitive edge and the differentiation reached in its services, offering advanced IT systems and important partnerships with major technology providers. Additionally, it constantly cares for the technological updating of its professionals, providing participation in forums, debates, symposia and specific meetings in Brazil and abroad, to assure an *in loco* contact with the new technologies being developed and a permanent updating of its systems.

In its direct operations, Contax uses sophisticated software with the best technologies and solutions used globally and high processing capacity and high tolerance against failure. Contax also develops its own systems and promotes a creative combination of technological leading-edge tools, opening a range of differentiated services for its customers that increase the operational productivity.

Regarding internal management, it has installed integrated systems (SAP) with several levels of safety and authorization access. The main sites are equipped with videoconference systems for internal use, allowing a reduction of expenses with communication and trips and expediting administrative activities. During 2007, the communication network will be entirely unified, further increasing productivity.



SISTEMAS
SYSTEMS

A Contax também desenvolve seus próprios sistemas e promove uma combinação criativa de ferramentas tecnológicas de ponta — abrindo um leque de serviços diferenciados para seus clientes — que aumentam a produtividade das operações. Contax also develops its own systems and promotes a creative combination of technological leading-edge tools — opening a range of differentiated services for its customers — that increase the operational productivity.

Os principais *sites* contam com sistemas de videoconferência para uso interno, o que possibilita a redução de despesas com comunicação e viagens e agiliza atividades administrativas. Ao longo de 2007, a rede de comunicação será totalmente unificada, aumentando ainda mais a produtividade.

Em 2006, a Contax investiu fortemente na consolidação de sua rede de longa distância (WAN) multimídia baseada em MPLS (*Multiprotocol Label Switching*), para conexão da maior parte de seus sites. A WAN suporta o tráfego de dados de aplicações corporativas e de clientes, voz transportada por protocolo de Internet (VoIP) e videoconferência corporativa ponto-multiponto.

A tecnologia de encaminhamento de pacotes baseada em rótulos MPLS permite uma gestão mais eficiente da rede, com alto desempenho no desvio de tráfego de dados em situações críticas. Possibilita, assim, maior qualidade, confiabilidade e disponibilidade dos serviços.

Uma importante inovação adotada no ano foi a utilização de tecnologia que permite a virtualização de servidores por meio de programas que multiplicam sua capacidade. Especialmente considerando o grande número de equipamentos da Contax, a tecnologia representa importante otimização dos investimentos, com maior aproveitamento do *hardware*, além de refletir em redução de gastos com energia elétrica e mesmo espaço físico.

In 2006, Contax invested heavily in the consolidation of its long distance network, a multimedia WAN based on MPLS (Multiprotocol Label Switching), for connection of most of its sites. WAN supports the data traffic of corporate and customer applications, *Voice over the Internet Protocol* (VoIP) and corporate point-multipoint videoconferencing. The technology of packet forwarding based on MPLS protocols allows more efficient network administration, with high performance in traffic data rerouting under critical circumstances. It also leads to greater service quality, reliability and readiness.

An important innovation adopted in the current year was the use of technology that allows virtualization of servers through programs that multiply their capacity. Especially considering the great volume of Contax equipment, this technology represents an important optimization of the investments, with greater use of the hardware, besides permitting a reduction of power expenses and even physical space. With the possibility of provisioning computational capacity in real time, it speeds up response time to new requirements — whether as safety margin to cover eventual equipment failures or to assist a new operation. At the end of 2006, 250 Contax servers were already virtualized.



EM 2006, A CONTAX INVESTIU FORTEMENTE NA CONSOLIDAÇÃO DE SUA REDE DE LONGA DISTÂNCIA MULTIMÍDIA PARA CONEXÃO DA MAIOR PARTE DE SEUS SITES. IN 2006, CONTAX INVESTED HEAVILY IN THE CONSOLIDATION OF ITS LONG DISTANCE MULTIMEDIA NETWORK FOR CONNECTION OF MOST OF ITS SITES.

Com a possibilidade de provisionamento de capacidade computacional em tempo real, permite maior agilidade para atender a novas necessidades, seja como margem de segurança para cobrir eventuais falhas de equipamentos, seja para atender a uma nova operação. Ao final de 2006, 250 servidores da Contax já estavam virtualizados.

SERVIÇOS

O modelo adotado pela Contax busca o crescimento dos negócios não apenas a partir da conquista de novos clientes, mas também do desenvolvimento de novos serviços e, portanto, de novas receitas, dentro da carteira de clientes existente.

A Contax estruturou sua oferta de modo a atender às necessidades de seus contratantes ao longo de todas as etapas do ciclo de vida de seus clientes, por meio de múltiplos canais. A partir do relacionamento que mantém com os clientes finais, a Contax busca desenvolver novas possibilidades de ganhos para o negócio de seus contratantes através de aproveitamento de contato e estratégias de gerenciamento de relacionamento (*Customer Relationship Management – CRM*).

Os três principais produtos oferecidos, aprimorados no novo modelo estratégico da Companhia, são:

SERVICES

The model adopted by Contax seeks the growth of its businesses not only by addition of new customers but also through the development of new services and, therefore, new revenues within the existing customer base.

Contax structured its services to meet the needs of its contracting parties along all the stages of the customers' life cycle, through multiple channels. Starting from the relationship that it maintains with its end customers, Contax seeks to develop new income possibilities for its contracting parties' businesses through the use of customer relationship management (CRM) contacts and strategies.

The three main products offered, perfected in the new strategic model of the Company, are:





CRESCIMENTO

GROWTH

O modelo adotado busca o crescimento dos negócios não apenas a partir da conquista de novos clientes, mas também do desenvolvimento de novos serviços. The model adopted seek the growth of the businesses not only by addition of new customers, but also through the development of new services.

Atendimento ao Cliente

Entendendo o atendimento como um momento especial de relacionamento entre a empresa e seu cliente final, a Contax coloca à disposição de seus contratantes uma série de soluções para atender, entender e encantar o cliente final, seja qual for o tipo de solicitação (questões técnicas, de serviços ou financeiras) ou o canal de comunicação utilizado (telefone, *chat*, *e-mail*, carta ou fax). A Contax está apta e deseja ajudar seus contratantes no processo de adoção e gestão de soluções de auto-atendimento, utilizando tecnologias de última geração como URA DTMF e URA de Voz.

Customer Care

Considering customer care as "a special moment of truth" between the Company and its final customer, Contax places a set of solutions at the disposal of its contracting parties to assist, to understand and to entice the final customer, whatever the type of request may be (technical problems, services or financial issues) or the communication channel used (phone calls, chat, e-mail, letter or fax). Contax is capable and wants to help its contracting parties in the adoption process and administration of self-assistance solutions, using latest generation technologies such as IVR (Interactive Voice Response) DTMF (Dual-tone multi-frequency) and IVR Voice.



A CONTAX ESTÁ APTA E DESEJA AJUDAR SEUS CONTRATANTES NO PROCESSO DE ADOÇÃO E GESTÃO DE SOLUÇÕES DE AUTO-ATENDIMENTO, UTILIZANDO TECNOLOGIAS DE ÚLTIMA GERAÇÃO. CONTAX IS CAPABLE AND WANTS TO HELP ITS CONTRACTING PARTIES IN THE ADOPTION PROCESS AND ADMINISTRATION OF SELF-ASSISTANCE SOLUTIONS, USING LATEST GENERATION TECHNOLOGIES.

Com *expertise* em aproveitamento de contato, a Contax captura informações relevantes sobre o cliente que procura o *contact center* para, entre alguns objetivos, disparar melhorias de processos nos clientes contratantes que venham a reduzir os problemas enfrentados por seus clientes, na origem causadora dos mesmos. A Contax também aproveita os contatos para aumentar a receita do seu contratante por meio de *cross selling* (venda de produtos relacionados) e *up-selling* (venda de um produto de maior valor a partir da solicitação do consumidor).

As principais modalidades de serviço prestadas são: Atendimento B2C (*Business to Client* - SAC tradicional), Atendimento B2B (*Business to Business* - Cliente Empresarial), Atendimento a Cliente Interno/ Parceiros, Suporte Técnico e Apoio a Campo. Adicionalmente, a Companhia está sempre apta a aumentar o escopo da sua parceria com os contratantes, avançando na sua cadeia de valor, assumindo funções como *Back Office*, Ouvidoria e Despacho.

» **Suporte Técnico/*Help Desk***: tem o objetivo de solucionar remotamente problemas e/ou defeitos em equipamentos e esclarecer dúvidas técnicas. Busca eliminar a necessidade de envio de técnico até o endereço do cliente ou a entrega do equipamento em assistência técnica.

With expertise in taking advantage of contacts, Contax captures relevant information from customers who seek the contact center for, among other reasons, to introduce improvements to contracting customers that reduce the problems faced by their clients at the point of origin. Contax also takes advantage of the contacts to boost revenues through cross-selling (sale of related products) and up-selling (selling of a product of greater value based on consumer request).

The main provided assistance modalities are: B2C (Business to Client – traditional Costumer Service), B2B (Business-to-business – Corporate Customer), Assistance to Internal/Partner Clients, Technical Support and Field Support. Additionally, the Company is always capable of expanding the scope of its partnership with the contracting parties, moving forward in the value chain, assuming functions such as Back Office, Ombudsman and Dispatching.



A CONTAX TAMBÉM APROVEITA OS CONTATOS PARA AUMENTAR A **RECEITA** DO SEU CONTRATANTE POR MEIO DE *CROSS SELLING* E *UP-SELLING*. CONTAX ALSO TAKES ADVANTAGE OF THE CONTACTS TO **BOOST REVENUES** THROUGH CROSS-SELLING AND UP-SELLING.



Quando necessário, no entanto, realiza o agendamento de visita técnica.

» **Apoio a Campo:** atendimento da força de campo (técnicos, montadores, entregadores), que presta serviços no endereço do cliente ou na rede de infra-estrutura do contratante, com objetivo de agilizar a resolução de ordens de serviço.

Recuperação de crédito

A operação de cobrança é realizada com uso de sistemas sofisticados, como discadores e filtros de *mailing*, buscando elevar o índice de contato direto com o devedor. Além do contato personalizado, a Contax utiliza ferramentas de contato automático, como *voice mail* e *short messages*.

» **Technical Support/Help Desk:** it is designed to solve problems remotely and/or defects in equipment and to clarify technical questions. It aims at eliminating the need of sending a technician to the customer's address or the delivery of equipment for technical assistance. When necessary, however, it also books technical visits.

» **Field Support:** attendance by the field task force (technicians, assemblers, deliverers), who render services at the customer's address or at the contracting party's infrastructure network, with the objective of expediting the solution of service orders.

Debt Collection

The operation for debt collection is accomplished with use of sophisticated systems, such as dialers and mail filters, seeking to increase direct contact with debtors. Besides personalized contact, Contax uses automatic contact tools, including voice mail and short messages. It also acts in the construction of collection benchmarks, in the formulation of the strategy and in the planning of the channels to use, based on the consumers' payment profile and in the use of "test pilots" for statistical confirmation of the efficiency of the techniques, tools and procedures. Based on the pilots, new collecting approaches can be identified and, as time goes by, create specific knowledge with the best practices for each operation.



A COMPANHIA ESTÁ SEMPRE APTA A **AUMENTAR** O ESCOPO DA SUA PARCERIA COM OS CONTRATANTES, AVANÇANDO NA SUA CADEIA DE VALOR, ASSUMINDO FUNÇÕES COMO *BACK OFFICE,* OUVIDORIA E DESPACHO. THE COMPANY IS ALWAYS CAPABLE OF **EXPANDING** THE SCOPE OF ITS PARTNERSHIP WITH THE CONTRACTING PARTIES, MOVING FORWARD IN THE VALUE CHAIN, ASSUMING FUNCTIONS SUCH AS BACK OFFICE, OMBUDSMAN AND DISPATCHING.

Atua também na construção de régua de cobrança, na formulação da estratégia e do planejamento de canais, baseada no comportamento de pagamento de consumidores e no uso de pilotos em teste para comprovação estatística da eficiência de técnicas, ferramentas e procedimentos. A partir de pilotos, podem ser identificadas novas abordagens de cobrança e, com o tempo, construir conhecimento específico com as melhores práticas para cada operação.

Além disso, o treinamento focado de atendentes e a introdução de modelos adequados de remuneração variável contribuem para a qualidade dos serviços e habilitam a Companhia a ampliar sua base de clientes de maneira lucrativa.

Televendas

A Contax possui uma solução eficiente para a aquisição de novos consumidores e de rentabilização da carteira, dando enfoque às características específicas de cada cliente e seu mercado-alvo. Em um modelo de parceria, o desenho da estratégia de aquisição de consumidores é executado com a utilização de ferramentas modernas para aumentar constantemente a produtividade dos vendedores. Aplicado com sucesso nas operações, proporciona resultados positivos para ambas as partes, Contax e contratante.

As ofertas do produto estão divididas entre:
» **Televendas Ativo:** contato proativo partindo da operação.

Additionally, focused operator training and the introduction of appropriate models of variable compensation contribute to the quality of the services and enable the Company to expand its customer base in a profitable way.

Telemarketing

Contax has an efficient solution for acquisition of new consumers and making the customer base profitable, focusing on each customer's specific characteristics and its target market. In a partnership model, the design of the strategy for consumer acquisition is carried out with the use of modern tools to constantly increase the sales people's productivity. Applied with success in the operations, it provides positive results for both parties — Contax and the contracting party.

The product offers are divided between:
» **Active Telemarketing:** pro-active contact initiated by the operation.
» **Receptive Telemarketing:** response to the demand generated by advertising and other marketing actions.



SOLUÇÕES
SOLUTIONS

A Contax oferece soluções para atender às necessidades de seus contratantes ao longo de todas as etapas do ciclo de vida de seus clientes. Contax offers solutions to meet the needs of its contracting parties along all the stages os the customers life cyrcle.

» Televendas Receptivo: atendimento à demanda gerada por propaganda e outras ações de marketing.

» Televendas *Blended*: vendedores receptivos assumem uma postura proativa de contato à medida que o volume de ligações diminui.

Dependendo da estratégia adotada pelo contratante e do produto que será ofertado, a Contax também estrutura e gerencia operações de Televendas com foco em *cross-selling* (venda de produtos relacionados) e *up-selling* (venda de um produto de maior valor a partir da solicitação do consumidor) por meio de contato telefônico, feito de forma ativa ou receptiva.

Além dos três principais segmentos de produtos, a Contax oferece serviços adicionais, como:

» **Blended Telemarketing:** receptive salespeople assuming a proactive contact posture as the number of calls decreases.

Depending on the strategy adopted by the contracting party and the product that will be offered, Contax also structures and manages Telemarketing operations with focus on cross-selling (sale of related products) and up-selling (selling of a product of greater value based on the consumer's request) by phone contact, made in a proactive or receptive way.

In addition to the three main segments of products, Contax offers additional services:

» **Retention/Reversal:** the expertise in training of attendant personnel and management of the operation together with monitoring of the calls that reflect the final customer's opinion, allows the Company to help its contracting parties in the design and adoption of proactive and receptive retention strategies, and even including reintegration of consumers as their clients.

» **Market Research:** based on the direct contact with the target audience, precise information is generated, used as important tools for strategic decision taking by the contracting customers.





A AQUISIÇÃO DE CONSUMIDORES É EXECUTADA COM A UTILIZAÇÃO DE FERRAMENTAS MODERNAS PARA AUMENTAR CONSTANTEMENTE A PRODUTIVIDADE. IN A PARTNERSHIP MODEL, THE DESIGN OF THE STRATEGY FOR CONSUMER ACQUISITION IS CARRIED OUT WITH THE USE OF MODERN TOOLS TO CONSTANTLY INCREASE THE SALES PEOPLE'S PRODUCTIVITY.



» Retenção/Reversão: a *expertise* em capacitação de pessoas e gestão da operação aliada à monitoria de ligações, que mapeia a opinião do cliente final, permite à Companhia auxiliar seus contratantes no desenho e adoção de estratégias de retenção proativa, receptiva, e mesmo reversão da intenção de cancelamento de serviços dos consumidores de seus clientes.

» **Pesquisa de Mercado:** através do contato direto com o público-alvo, são geradas a partir de métodos estatísticos, informações precisas, utilizadas como importantes ferramentas para tomadas de decisões estratégicas de clientes contratantes.

A CONTAX E O MERCADO DE *CONTACT CENTER*

A expansão dos serviços de *contact centers*, com a terceirização por parte de empresas especializadas que incorporam alta tecnologia e foco exclusivo no negócio, é relativamente recente no Brasil, tendo sido reforçada a partir dos anos 90. O segmento se expandiu rapidamente nos últimos anos, atendendo ao crescente nível de exigência dos consumidores. De acordo com dados do IDC (*International Data Corporation*), entre 2002 e 2006 o faturamento líquido do mercado terceirizado de contact centers brasileiro passou de R$ 1,8 bilhão para R$ 5,0 bilhões.

Conforme dados mais recentes do IDC, Abrarec e análise interna da Contax, o total de estações de trabalho terceirizadas no Brasil aumentou de 42.397 em 2002 para 103.825 em 2006, resultando em um crescimento anual superior a 25,1%.

Posições de Atendimento de *Contact Center* no Brasil _ mil
Contact workstations in Brazil _ ('000)



20%	23%	28%	32%	35%	36%
34,2	42,4	58,8	78,2	95,6	103,8
2001	2002	2003	2004	2005	2006

● **taxa de terceirização** outsourced
● **terceirizadas** own

Source: IDC /Abrarec/Contax (internal research)



5 BILHÕES

5 BILLION

De acordo com dados do IDC (*International Data Corporation*), entre 2002 e 2006 o faturamento líquido do mercado terceirizado de *contact centers* brasileiro passou de R$ 1,8 bilhão para R$ 5,0 bilhões. Data from the Internation Data Corporation (IDC) show that between 2002 and 2006, the net revenues of the outsourced market of Brazilian contact centers increased from R$1.8 billion to R$5.0 billion.

Segundo a mesma fonte, com relação ao total de estações de trabalho de *contact centers* no Brasil, a proporção das terceirizadas era de 23% em 2002, atingindo os 35% em 2005 e 36% em 2006. Não obstante, muitas empresas ainda mantêm a prestação do serviço por meio de uma área interna, o que geralmente representa menor eficiência e custos mais elevados e menor especialização. Dentro desse contexto, a Contax enxerga grandes possibilidades de crescimento para as empresas terceirizadoras de serviços de *contact center,* a partir de novos clientes que tendem a adotar o serviço terceirizado, além do crescimento orgânico, decorrente do aumento da atividade econômica.

Em termos de competição, o mercado nacional apresenta uma concentração em poucos *players*, com 12 empresas especializadas que respondem por cerca de 85% do mercado.

CONTAX AND THE CONTACT CENTER MARKET

The expansion of the contact center services, with outsourcing to specialized companies that incorporate high technology and exclusive focus on the business, is relatively recent in Brazil, having been increased starting in the 1990's. The segment expanded quickly in recent years, meeting the growing levels of consumer demand. Data from the International Data Corporation (IDC) show that between 2002 and 2006, the net revenues of the outsourced market of Brazilian contact centers increased from R$1.8 billion to R$5.0 billion.

According to the most recent IDC data, ABRAREC and Contax' own in-company analysis, the total outsourced workstations in Brazil increased from 42,397 in 2002 to 103,825 in 2006, resulting in an annual growth in excess of 25.1%. These sources also noted that, with relation to the total workstations of contact centers in Brazil, the proportion outsourced was 23% in 2002, reaching 35% in 2005 and 36% in 2006. Nevertheless, many companies still provide service through an internal area, usually entailing less efficiency and higher costs and less specialization. Within this context, Contax sees great possibilities of growth for outsourced companies of contact center services, based on new customers that tend to adopt the outsourced service, besides organic growth, due to the heating up of economic activity.


contax
contact center

A CONTAX ENXERGA GRANDES POSSIBILIDADES DE **CRESCIMENTO** PARA AS EMPRESAS TERCEIRIZADORAS DE SERVIÇOS DE *CONTACT CENTER.*

CONTAX SEES GREAT POSSIBILITIES OF **GROWTH** FOR OUTSOURCED COMPANIES OF CONTACT CENTER SERVICES.

De acordo com as demonstrações financeiras publicadas pelas empresas de *contact center,* a Contax, pelo segundo ano consecutivo, é líder nesse mercado em termos de faturamento, com receita líquida de R$ 1,2 bilhão, embora seu objetivo primordial não tenha sido o seu posicionamento no *ranking,* mas tornar-se referência em qualidade de serviços no setor, tendo a liderança como conseqüência.

DESEMPENHO DOS NEGÓCIOS

A Contax encerrou o ano com um total de 55 clientes, acrescentando, em 2006, 13 novos clientes em sua carteira. De acordo com sua estratégia de atuação, buscando sempre reforçar suas parcerias a partir da prestação de um serviço diferenciado e de qualidade, a Companhia também ampliou os serviços prestados a clientes já em carteira.

Como parte da reestruturação da área Comercial, promoveu a renegociação de cerca de 80% dos contratos em vigor, com base nos novos parâmetros desenvolvidos pelo setor de Inteligência de Mercado. Foram negociadas reduções de exigências desnecessárias, o que gerou contratos mais saudáveis para ambas as partes, aumentando a consistência do relacionamento entre a Contax e seus clientes.

Adicionalmente, a contribuição apresentada pela Contax a partir do acompanhamento das operações ajudou no aperfeiçoamento de processos internos de clientes, com conseqüente diminuição do volume de operações, redução do custo para o cliente contratante e aumento da satisfação dos clientes finais.

In terms of competition, the Brazilian market is concentrated into just a few players: 12 companies represent about 85% of the market. According to the financial statements published by contact center companies, for the second consecutive year Contax is market leader in terms of net revenues, at R$1.2 billion, despite its main goal not being its position in the ranking but rather to become a service quality benchmark in the sector, thus ensuing leadership.

BUSINESSES PERFORMANCE

Contax closed the year with a total of 55 customers, adding 13 new clients to its customer base in 2006. Pursuant to its performance strategy of always seeking to strengthen its partnerships based on the provision of differentiated, quality services, the Company also expanded its offerings to existing customers.

As part of the restructuring of the Commercial area, Contax renegotiated about 80% of the contracts in effect, based on new parameters developed by the Market Intelligence department. Reductions in unnecessary requirements were negotiated, generating healthier contracts for both parties, increasing the consistency of the relationship between Contax and its customers.



60%

A Contax investiu, em 2006, R$ 66,1 milhões. A maior parte dos recursos, cerca de 60%, foi utilizada em tecnologia. Contax invested R$66.1 million in 2006. Most of these funds — about 60% — were earmarked for technology.

Investimentos _ R$ milhões
Capital Expenditures _ R$ million



98,2 89,6 66,1 59,1 37,3 30,9

2001 2002 2003 2004 2005 2006

Eventuais reduções temporárias das operações para a Contax são compensadas pelo ganho de ativos intangíveis como a confiança por parte dos clientes, contribuindo para a construção de um relacionamento de longo prazo e reforçando a imagem de qualidade e competência da Companhia no mercado.

INVESTIMENTOS

De 2001, primeiro ano integral de atividade da Companhia, até 2006, os investimentos realizados somaram R$ 381,2 milhões.

De modo a acompanhar o crescimento do negócio e garantir a qualidade da operação, a Contax investiu, em 2006, R$ 66,1 milhões. A maior parte dos recursos, cerca de 60%, foi utilizada em tecnologia, incluindo a aquisição de equipamentos para suporte aos novos negócios, assim como atualização tecnológica, de modo a oferecer as melhores ferramentas para manter a alta produtividade e confiabilidade das operações.

Additionally, the contribution presented by Contax based on operational follow-up contributed to an improvement in the internal procedures of customers, consequently reducing operations, lowering costs to contracting customers and enhancing final customer satisfaction.

Eventual temporary reductions in operations for Contax are compensated by gains in intangible assets — such as greater customer trust — which contribute to the building of long-term relationship and the strengthening of the quality of the Company's market image and competence.

CAPITAL EXPENDITURES

Between 2001, the first complete year of the Company's activities, and 2006 capital expenditures totaled R$381.2 million.

In order to accompany the growth of the business and to assure the quality of its operations, Contax invested R$66.1 million in 2006. Most of these funds — about 60% — were earmarked for technology, including acquisition of equipment to support new businesses and for technological modernization, designed to equip the Company with the best tools to maintain high levels of productivity and reliable operations.



PELO SEGUNDO ANO CONSECUTIVO, A CONTAX É A **LÍDER** EM **FATURAMENTO** ENTRE AS EMPRESAS DE CONTACT CENTER.

FOR THE SECOND CONSECUTIVE YEAR CONTAX IS **MARKET LEADER** IN TERMS OF **NET REVENUES** AMONG THE CONTACT CENTER COMPANIES.











LEONARDO SANTANDA
Diretor de Cobrança Losango
Losango Debt
Collection Director

DORA CARVALHO
Gerente de
Relacionamento Contax
Contax Relations Manager

RAFAEL SOARES MOURA
Atendente Contax
Contax Attendant

FERNANDO CONCEIÇÃO NÉRI
Cliente Losango
Losango Client



LEONARDO SANTANDA

"Nossa operação começou pequena, em 2005, mas os resultados consistentes obtidos tornaram a participação da Contax estratégica para a Losango. O fato de ser uma empresa de porte, bem-estruturada e, ao mesmo tempo, flexível também é um diferencial importante, pois nosso produto é bastante afetado pelo mercado e precisamos de muita segurança e agilidade nas ações de cobrança. É uma parceria que nos traz soluções criativas e eficazes."



DORA CARVALHO

"O que começou timidamente há dois anos transformou-se numa parceria sólida, de abrangência nacional e extremamente profícua. Numa demonstração de satisfação e reconhecimento do cliente passamos a atuar em 90% da carteira de inadimplentes com até 30 dias de atraso da Losango, resultado da constante melhoria da *performance*, busca de inovação e velocidade na execução."

"Our operation began in a small scale, in 2005, but the consistent results obtained made the participation of Contax strategic for Losango. For being a large company, well structured and, at the same time, flexible, it is also an important distinguishing characteristic, because our product is pretty much affected by the market and we need a lot of safety and speed in collection actions. It's a partnership that brings us creative and effective solutions."

"What began timidly two years ago has become a solid partnership, of national scope and extremely profitable. In a demonstration of customer satisfaction and acknowledgement we ended up acting on 90% of the portfolio of the Losango debtors of up to 30 days, as a consequence of the constant improvement of performance, our search for innovation and speed in the execution."



RAFAEL SOARES MOURA

"Procuro sempre dar uma abordagem de negociação e não de cobrança quando ligo para o cliente. Mostro que estou lhe oferecendo uma oportunidade de continuar com o crédito junto à Losango, como fiz com o Sr. Fernando Néri. Além disso, a Losango fornece várias opções para a quitação da dívida, dando flexibilidade na negociação com o cliente. Nosso cuidado com o cliente não se encerra após a conclusão da negociação: ligamos também para agradecer e informar a liberação de seu crédito."



FERNANDO CONCEIÇÃO NÉRI

"Usei meu crédito na Losango para fazer uma compra para um amigo e, como ele ficou desempregado, não teve como me pagar. A dívida foi crescendo com o passar dos meses até que o atendente Rafael Moura me ligou e apresentou uma proposta muito vantajosa para eu quitar a dívida de uma só vez. Ele entendeu minha situação e foi muito atencioso e flexível, deixando sempre abertura para um acordo, que acabou sendo fechado após dois ou três telefonemas. Em breve meu amigo irá me pagar também."

"I always try to use an approach of negotiation and not of collection when I call the customer. I show him that I'm offering an opportunity to continue in the Losango credit system, as I did with Mr. Fernando Néri. Moreover, Losango offers several options for the settlement of the debt, providing flexibility to the negotiation with the customer. Our care with the customer doesn't end after the conclusion of the negotiation: we also call to thank and to inform the clearance of his credit."

"I used my credit at Losango to make an acquisition for a friend and as he became unemployed, he was unable to pay me. The debt kept on growing as the months passed until attendant Rafael Moura called me and presented a very advantageous proposal for me to settle the debt in a single payment. He understood my situation and was very kind and flexible, always leaving room to negotiate a deal that ended up being closed after two or three phone calls. Soon my friend will pay me also."

A LOSANGO, EMPRESA DE CRÉDITO PESSOAL E SOLUÇÕES FINANCEIRAS DO GRUPO HSBC, PROCUROU OS SERVIÇOS DA CONTAX PARA DAR SUPORTE AO CRESCIMENTO DE SUAS ATIVIDADES. DESDE 2005, A CONCESSÃO DE CRÉDITO PESSOAL NO PAÍS VEM AUMENTANDO A TAXAS SUPERIORES A 20% AO ANO E HOJE ATINGE R$ 213,8 BILHÕES, SEGUNDO INFORMAÇÕES DIVULGADAS NO 3º CONGRESSO DE CARTÕES E CRÉDITO AO CONSUMIDOR. O MAIOR VOLUME DE OPERAÇÕES DE CRÉDITO DA LOSANGO, ACOMPANHANDO A TENDÊNCIA DO MERCADO, REPRESENTA TAMBÉM MAIOR DESAFIO PARA LIDAR COM UM VOLUME CRESCENTE DE CLIENTES. NESSE CENÁRIO, A CONTAX FOI ESCOLHIDA COMO PARCEIRA PARA ATUAR NO CONTATO COM OS CLIENTES DA LOSANGO, NO SERVIÇO DE RECUPERAÇÃO DE CRÉDITO.

A OPERAÇÃO COM A CONTAX FOI INICIADA EM 2005 PARA ATENDER UM PRODUTO E UMA FAIXA DE ATRASO DE PAGAMENTO. COM O SUCESSO DA PARCERIA DESENVOLVIDA, AO FINAL DE 2006, A CONTAX HAVIA AMPLIADO SUA OPERAÇÃO COM A LOSANGO PARA QUATRO PRODUTOS E CINCO FAIXAS DE RECUPERAÇÃO DE CRÉDITO E REALIZADO CERCA DE 15,5 MILHÕES DE CONTATOS EM NOME DA LOSANGO, SENDO 12,5 MILHÕES ATIVOS E 3 MILHÕES RECEPTIVOS, COM UM CRESCIMENTO DE 61,5% SOBRE 2005 (9,6 MILHÕES DE CONTATOS). A OPERAÇÃO DA CONTAX RESPONDE POR 90% DA CARTEIRA DE RECUPERAÇÃO DE CRÉDITO DA FINANCEIRA COM ATÉ 30 DIAS DE ATRASO, TENDO OBTIDO A MELHOR *PERFORMANCE* DE COBRANÇA EM TODAS AS FAIXAS DE RECUPERAÇÃO DE CRÉDITO NAS QUAIS ATUA, INCLUSIVE NA CARTEIRA DE CLIENTES COM 15 DIAS DE INADIMPLÊNCIA, NA QUAL AGE DE FORMA PREVENTIVA.

Losango, a personal credit and financial solutions company that is part of the HSBC Group, sought out Contax' services to support the growth of its activities. The concession of personal credit has been on the rise in the country since 2005 at rates above 20% per year and today has reached R$213.8 billion, according to information disclosed during the 3rd Cards and Consumer Credit Congress. The greatest volume of Losango's credit operations, accompanying market trends, also represents a greater challenge regarding dealing with the growing number of customers. In view of this scenario, Contax was chosen as partner to be in contact with Losango's clients, providing debt collection services.

The Contax operation was initiated in 2005 to service a product and a specific late payment band. As a result of the success of the partnership, at the end of 2006 Contax expanded its operation on behalf of Losango to four products and five debt collection bands, making 15.5 million contacts in the name of Losango, of which 12.5 million were active calls and 3 million were incoming. This was an increase of 61.5% over 2005 (9.6 million contacts). Contax' operation represented 90% of the finance company's up-to-30-day credit recovery requirements, and it had the best collection record in all of the recovery bands in which it operates, including clients who are 15 days overdue, where it acts preventively.

O TRABALHO É DESENVOLVIDO COM FOCO ABSOLUTO EM RESULTADO, O QUE É REFORÇADO PELO PRÓPRIO MODELO ESTABELECIDO, EM QUE A MÉTRICA UTILIZADA PARA A REMUNERAÇÃO DOS SERVIÇOS PRESTADOS PELA CONTAX É A EFETIVA RECUPERAÇÃO DOS CRÉDITOS EM ATRASO PARA A LOSANGO. DESSA FORMA, CRESCE O COMPROMISSO E A PARCERIA NO RELACIONAMENTO, POIS QUANTO MELHOR O RESULTADO DO SERVIÇO PRESTADO PARA A LOSANGO, MAIOR A REMUNERAÇÃO DA CONTAX. A ESTRATÉGIA DEFINIDA E O FOCO DE ATUAÇÃO NOS SERVIÇOS DESENVOLVIDOS PELA CONTAX PARA A LOSANGO RESULTARAM EM GANHOS PARA TODAS AS PARTES, LEVANDO AO FORTALECIMENTO DA OPERAÇÃO. A QUALIDADE DOS SERVIÇOS PRESTADOS É TAMBÉM CONFIRMADA PELA LIDERANÇA CONQUISTADA EM RELAÇÃO AOS SEUS CONCORRENTES.

OS DEPOIMENTOS AQUI APRESENTADOS REFEREM-SE A UMA NEGOCIAÇÃO DE RECUPERAÇÃO DE CRÉDITO FEITA EM NOME DA LOSANGO, NA QUAL O CLIENTE FINAL SALDOU SUA DÍVIDA APÓS CERCA DE UM MÊS DO PRIMEIRO CONTATO. A NEGOCIAÇÃO FOI REALIZADA COM BASE NAS POLÍTICAS DE REFINANCIAMENTO DEFINIDAS PELA LOSANGO E OS ATENDENTES SÃO TREINADOS PARA BUSCAR UM ACORDO QUE BENEFICIE AS PARTES ENVOLVIDAS E AINDA MANTENHA ATIVO O CLIENTE FINAL. A NEGOCIAÇÃO DEIXOU UMA PERCEPÇÃO POSITIVA NO CLIENTE FINAL, QUE RECONHECEU E AGRADECEU A ATENÇÃO E A BOA VONTADE DISPENSADAS PELO ATENDENTE, CONSERVANDO ASSIM A IMAGEM POSITIVA DA LOSANGO.

LOSANGO

The work is fully focused on results, something that is reinforced by the model that has been established, involving a metric for compensating Contax' services for the effective recovery of overdue loan repayments from Losango's clients. Thus, the commitment and the partnership relationship expands – because the better are the results of its services, the more Contax earns from Losango.

The strategy that has been established and the focus of the services developed by Contax for Losango led to gains for both parties, strengthening the operation. The quality of the services provided is also confirmed by the leadership position achieved over its competitors.

The statements presented below refer to the negotiation of recovery of a loan on behalf of Losango, after which the end customer liquidated the debt after about one month from the initial contact. The negotiation was based on the refinancing policies defined by Losango in which the attendants are trained to seek an agreement that benefits both parties involved while maintaining the end customer active. The negotiation left the end customer with a positive opinion, recognizing and thanking the attendant for the good will shown, thus conserving Losango's positive image.



COMPROMISSO

COMMITMENT

RELACIONAMENTO COM CLIENTES RELATIONSHIP WITH CUSTOMERS

A Contax atende clientes de diversos setores, como varejo, telecomunicações, serviços financeiros, tecnologia, distribuidoras de energia elétrica, entre outros. Sua carteira inclui diversas empresas de grande porte, líderes em seus segmentos de atuação, com grandes operações de *contact center*, assim como empresas menores atuantes em nichos específicos de mercado.

MODELO DE RELACIONAMENTO

O modelo de trabalho adotado no dia-a-dia das atividades da Contax inclui um contato muito próximo com seus clientes. Esse posicionamento é fundamental, já que a Companhia atua em nome dos mesmos, numa interface extremamente importante que é o relacionamento com seus clientes finais.

Contax services customers in a number of different sectors: retail, telecommunications, financial services, technology and power utility companies, among others. Its customer base includes major companies who are leaders in their performance segments and have large contact center operations, along with smaller companies active in specific market niches.

RELATIONSHIP MODEL

The work model adopted for Contax' daily activities includes very close contact with customers. This is fundamental positioning, because the Company acts on behalf of its customers through an extremely important interface — the relationship with the customers' end customers.

In this partnership work model, Contax offers valuable feedback represented by a series of analyses based on operational reports. The objective is to contribute to the development of its customers' businesses, as well as continuously boosting efficiency and reducing service costs.



LÍDERES

LEADERS

Sua carteira inclui diversas empresas de grande porte, líderes em seus segmentos de atuação, com grandes operações de *contact center,* assim como empresas menores atuantes em nichos específicos de mercado. Its customer base includes major companies who are leaders in their performance segments and have large contact center operations, along with smaller companies active in specific market niches.

Clientes por setor de atuação
Clients per industry



1,5%
5,6%
1,1%
27,4%
64,4%

2005



1,9%
7,9%
1,2%
31,5%
57,5%

2006

- **telecomunicações** telecom
- **serviços financeiros** financial services
- **outros** others
- **serviços de utilidade pública** public utility services
- **Internet** Internet



Nesse modelo de trabalho de parceria, a Contax oferece um retorno valioso representado por diversas análises realizadas com base nos relatórios da operação. O objetivo é contribuir para o desenvolvimento dos negócios de seus clientes, além de aumentar continuamente a eficiência e reduzir os custos do atendimento.

A constante preocupação com a qualidade e com o retorno do cliente sobre o serviço contratado cria um vínculo cada vez mais forte entre as partes. É a cultura expressa na Visão da Companhia: **"Nós fazemos clientes para toda a vida".** Ao prestar o serviço e acompanhar seu desempenho, a Contax adquire um conhecimento crescente sobre os negócios e maior confiança por parte dos parceiros.

The ongoing concern with quality and customer feedback regarding the contracted services creates increasingly robust bonds between the parties. It is the culture expressed in the Company's Vision: **"We make lifetime customers"**. By rendering a service and following-up on its performance, Contax acquires more knowledge about the businesses and earns greater trust of its partners. The union of efforts favors the creating of conditions that otherwise would not exist in an isolated approach mode. This makes it possible to develop additional and more specific services to assist the individual needs of each customer and partner.

The expansion of services for already existing customers was the main source of Contax' growth in 2006. The quality of the service, the scale already reached by the Company and delivery speed are important distinguishing characteristics used for the prospecting of new customers.



AO PRESTAR O SERVIÇO E ACOMPANHAR SEU

DESEMPENHO, A CONTAX ADQUIRE UM CONHECIMENTO

CRESCENTE SOBRE OS NEGÓCIOS E MAIOR CONFIANÇA POR PARTE

DOS PARCEIROS. BY RENDERING A SERVICE AND FOLLOWING-

UP ON ITS **PERFORMANCE**, CONTAX ACQUIRES MORE

KNOWLEDGE ABOUT THE BUSINESSES AND EARNS GREATER

TRUST OF ITS PARTNERS.

A união de esforços acaba por criar condições que não existiriam de forma isolada. Isso permite desenvolver serviços adicionais e mais específicos para atender às necessidades individuais de cada um deles.

A expansão de serviços em clientes já existentes em sua carteira foi a principal fonte de crescimento da Contax em 2006. A qualidade dos serviços, a escala já alcançada pela Companhia e a agilidade na entrega são importantes diferenciais utilizados para a prospecção de novos clientes.

Esse trabalho é desenvolvido em conjunto por diferentes áreas da Contax, e envolve a participação de profissionais de Tecnologia, Inteligência de Mercado, Recursos Humanos, Produtos, Operações e Área Comercial.

Esse relacionamento foi melhor estruturado a partir do novo plano comercial adotado, o que possibilitou um avanço na forma de abordagem do cliente, que se realiza em três níveis: *aquisição, desenvolvimento* e *retenção*.





EXPANSÃO

EXPANSION

A expansão de serviços em clientes já existentes em sua carteira foi a principal fonte de crescimento da Contax em 2006. The expansion of services for already existing customers was the main source of Contax' growth in 2006.

Num primeiro momento, gestores de negócios que possuem visão de longo prazo, maturidade e habilidade em *aquisição* iniciam um trabalho de aproximação, em que o cliente toma contato com a amplitude dos serviços da Contax e as possibilidades que essa parceria pode trazer para o seu negócio.

O segundo estágio, de *desenvolvimento*, permite que, por meio de um conhecimento mais aprofundado do negócio, criem-se as condições para alcançar o nível de *retenção*, no qual a Contax e o contratante unem esforços e, juntos, planejam soluções diferenciadas que agregam vantagem competitiva à operação, gerando maior satisfação do cliente.

This is a joint effort of different Contax areas and involves the participation of Technology, Market Intelligence, Human Resources, Products, Operations and Sales area.

Based on the new commercial plan that was adopted, this relationship was enhanced, leading to improved client approaches on three levels: *acquisition, development* and *retention*.

First, business managers with long-term vision, maturity and *acquisition* capacity initiate an approach, in which the customer is given initial contact with the wide-range of Contax services and the possibilities that such a partnership can bring to the business.

Then, through deeper knowledge of the business, the second stage, *development*, makes it possible to reach the *retention* level, in which Contax and the contracting party join efforts and, together, plan differentiated solutions that add competitive advantages to the operation, generating greater customer satisfaction.



A **QUALIDADE** DO SERVIÇO, A ESCALA JÁ ALCANÇADA E A AGILIDADE NA ENTREGA SÃO IMPORTANTES **DIFERENCIAIS** PARA A PROSPECÇÃO DE NOVOS CLIENTES. THE **QUALITY** OF THE SERVICE, THE SCALE ALREADY REACHED BY THE COMPANY AND THE DELIVERY SPEED ARE IMPORTANT **DISTINGUISHING CHARACTERISTICS** USED FOR THE PROSPECTING OF NEW CUSTOMERS.

RELACIONAMENTO COM CLIENTES

Na Contax os clientes são a razão do negócio. A estratégia de trabalho da Companhia visa a uma parceria que estabeleça uma relação de confiança que se estenda até o cliente final. Do sucesso desses parceiros estratégicos depende o sucesso da Contax. Isso está explícito na Visão e nos Valores da Empresa. Dessa forma, o Relacionamento com Clientes tem um capítulo próprio, especial, refletindo toda a importância e destaque que a Contax dedica a esse relacionamento. (página 50)

RELACIONAMENTO COM O PÚBLICO INTERNO

Os serviços prestados pela Contax envolvem basicamente o relacionamento entre pessoas.

RELATIONSHIP WITH CUSTOMERS

At Contax, its customers are the reason for the business. The Company's work strategy seeks partnerships that establish a relationship of trust that extends to the final customer. Contax' success depends on the success of these strategic partners and this is made clear in its Vision and Company Values. Thus, Customer Relations has been given its own, special chapter, reflecting its full importance and focus that Contax dedicates to this relationship. (page 50)

RELATIONSHIP WITH THE INTERNAL PUBLIC

The services provided by Contax basically involve relationships between people. The Company is among the five biggest employers in Brazil. Its 49,132 employees (at the end of 2006) are recognized as being principally responsible for the success of the business, playing an essential role in the quality of the services provided. With that certainty, Contax strives to value its people, developing leaders and making continuous investments in their training.

Número de Colaboradores
Number of employees



2002	2003	2004	2005	2006
18.082	28.032	37.926	49.554	49.132



VALORIZAÇÃO
VALUE

A Contax trabalha na valorização de sua gente, desenvolvendo lideranças e investindo continuamente em capacitação. Contax strives to value its people, developing leaders and making continuous investments in their training.

A Companhia está dentre as cinco maiores empregadoras do País. Seus 49,1 mil funcionários (número ao final de 2006) são reconhecidos como os grandes responsáveis pelo sucesso do negócio, desempenhando papel essencial na qualidade dos serviços prestados. Com essa certeza, a Contax trabalha na valorização de sua gente, desenvolvendo lideranças e investindo incessantemente em capacitação.

Para manter um ambiente favorável que é fundamental para o alcance de resultados positivos, a Contax realiza continuamente pesquisas de percepção entre seus colaboradores com relação a aspectos como ambiente, Valores da Empresa e relacionamento com a chefia. Em 2004, foi feita uma pesquisa de clima e, em 2005, pesquisa de aderência aos Valores da Empresa.

Essas pesquisas serviram de base para ações de correção de pontos críticos e investimentos em melhorias de infra-estrutura realizadas, inclusive, no decorrer do ano de 2006. Nesse sentido, foi desenvolvido um plano de carreira estruturado, além de terem sido introduzidas campanhas internas de estímulo.

O modelo de gestão segue técnicas e metodologias para o acompanhamento e a avaliação das equipes. Todos os funcionários, independentemente do nível hierárquico, possuem metas claras e definidas a serem cumpridas. Isso demonstra a transparência no relacionamento e possibilita o emprego da meritocracia. Os que mais se destacam têm oportunidade de ascenderem profissionalmente na Empresa. Em 2006, a Contax promoveu 3.500 pessoas.

To maintain a favorable environment that is fundamental for achieving positive results, Contax constantly conducts perception surveys with employees about such aspects as the workplace environment, the Company's values and their relationship with their supervisors. In 2004, an organizational climate survey was conducted and, in 2005, we studied employee adherence to the Company's Values. These surveys served as a basis for taking corrective action on critical points and deciding where to invest in infrastructure improvements in 2006. Moreover, they led to development of a structured career plan in addition to the introduction of in-company incentive campaigns.

The management model follows techniques and methodologies for the follow-up and evaluation of the teams. All employees, regardless of their hierarchical level, have clear and defined targets to meet. This demonstrates the transparency in the relationship and makes application of meritocracy possible. Employees who are standouts have a better chance to ascend professionally in the Company. In 2006, Contax promoted 3,500 persons.

Its talent selection process is being continually enhanced to ensure that the most appropriate profiles for each position are accurately chosen. Even after an employee has started work, his or her profile continues to be evaluated, which could lead to a change of job function.



+

OS QUE MAIS SE DESTACAM TÊM OPORTUNIDADE DE ASCENDEREM **PROFISSIONALMENTE**  NA EMPRESA. EM 2006, A CONTAX PROMOVEU 3.500 PESSOAS. EMPLOYEES WHO ARE STANDOUTS HAVE A BETTER CHANCE TO ASCEND **PROFESSIONALLY** IN THE COMPANY. IN 2006, CONTAX PROMOTED 3,500 PERSONS.

Seu processo de seleção de talentos vem sendo continuamente aprimorado para permitir que sejam escolhidos com precisão os perfis mais adequados a cada função. Mesmo após o início do trabalho, esse perfil continua sendo avaliado, o que pode levar à eventual troca de função. Essa é uma atividade constante, que auxilia a alocação das pessoas certas nos postos de trabalho adequados, proporcionando qualidade, ganhos de eficiência e produtividade.

PERFIL DOS COLABORADORES – 2006

O perfil da equipe da Contax é singular: é predominantemente jovem, a maior parte é composta por mulheres e tem elevado nível educacional.

Colaboradores por sexo

Employees by gender



30%

70%

2006

● mulheres women
● homens men

Colaboradores por idade

Employees by age



9%

9%

22%

60%

2006

● de 18 a 25 anos from 18 to 25 years
● de 26 a 30 anos from 26 to 30 years
● de 31 a 35 anos from 31 to 35 years
● mais de 35 anos over 35 years

Origem profissional

Professional origin



27%

73%

2006

● emprego anterior formerly employed
● 1º emprego 1st job





DISPÕE MAIS DE 100 SALAS EQUIPADAS COM RECURSOS MULTIMÍDIA PARA REALIZAR O APRIMORAMENTO PROFISSIONAL DOS ATENDENTES, QUE INCLUI: TREINAMENTO PRESENCIAL, COMPORTAMENTAL E TÉCNICO. IT HAS MORE THAN 100 INSTRUCTION ROOMS EQUIPPED WITH MULTIMEDIA RESOURCES DEDICATED TO PROFESSIONAL TRAINING OF THE OPERATORS, INCLUDING: LIVE EXERCISES, BEHAVIORAL AND TECHNICAL TRAINING.

TREINAMENTO E CAPACITAÇÃO

Um aspecto fundamental para os negócios da Contax é a capacitação de sua gente para as funções que exercem. A Companhia dedica especial atenção a esse aspecto. Dispõe de mais de 100 salas equipadas com recursos multimídia para realizar o aprimoramento profissional dos atendentes, que inclui: treinamento presencial, comportamental e técnico, além de atividades práticas que permitem aos funcionários exercerem suas funções de acordo com os processos, rotinas e responsabilidades definidas pela Companhia. A partir de uma metodologia adotada pela Contax os diferentes conteúdos técnicos são adaptados pelos 248 instrutores, de modo a preparar as equipes para atender especificamente às necessidades de cada cliente.

This is an ongoing activity that helps place the right people in the right positions, providing quality and gains in efficiency and productivity.

THE EMPLOYEES' PROFILE – 2006

The profile of the Contax team is unique: predominantly young people, mostly women and with a high level of education.

TRAINING AND QUALIFICATION

A fundamental aspect for Contax' businesses is the training of its people for the functions they carry out. The Company pays special attention to this. It has more than 100 instruction rooms equipped with multimedia resources dedicated to professional training of the operators, including: live exercises, behavioral and technical training, along with practical activities that allow employees to exercise their functions pursuant to the procedures, routines and responsibilities defined by the Company. Based on a methodology adopted by Contax, the varied technical content is adapted by its 248 instructors in order to prepare the teams to satisfy each customer's needs.

Investimentos em capacitação _ R$ milhões
Investments in training _ R$ million



Escolaridade
Education



2006

- ● **superior ou cursando** college graduate (or in conclusion)
- ● **2º grau** 2ⁿᵈ grade
- ● **pós-graduação** post-graduate
- ● **doutorado** doctorade

248

OS DIFERENTES CONTEÚDOS TÉCNICOS SÃO ADAPTADOS PELOS 248 INSTRUTORES, DE MODO A PREPARAR AS EQUIPES PARA ATENDER ESPECIFICAMENTE AS NECESSIDADES DE CADA CLIENTE. THE VARIED TECHNICAL CONTENT IS ADAPTED BY ITS 248 INSTRUCTORS IN ORDER TO PREPARE THE TEAMS TO SATISFY EACH CUSTOMER'S NEEDS.

»

A Contax encerrou o ano de 2006 com 42 mil atendentes e cada um recebeu, em média, cinco a seis treinamentos entre os programas: *inicial*, que prepara o funcionário recém- contratado para iniciar suas atividades; de *reciclagem,* realizado esporadicamente ou quando o monitoramento do atendimento aponta tal necessidade; e *sob demanda,* quando existe uma necessidade específica como o lançamento de um produto do cliente.

Contax ended 2006 with 42,000 operators. On average, each one received participated in five to six training sessions, including: *introduction program*, for preparation of new employees to begin their activities; *recycling program*, run from time to time or when the monitoring of the attendant position indicates such a requirement; and *by request*, when a specific need exists such as a customer product launch.

Treinamento e capacitação **Training and qualification**	2005	2006	Var. %
No. de salas de treinamento Number of training rooms	99	109	+10,1%
No. de instrutores Number of instructors	227	248	+ 9,3%
Valor investido Investment	R$ 15 milhões R$15 million	R$ 16 milhões R$16 million	+ 6,7%
Horas de treinamento – total Total training hours	4,1 milhões 4,1 million	4,3 milhões 4,3 million	+ 4,9%
Horas de treinamento por empregado/ano Hours of training per employee/year	83	88	+ 6,0%
No. de pessoas treinadas Number of trained people	195 mil 195 thousand	233 mil 233 thousand	+ 19,5%




A Contax encerrou o ano de 2006 com 42 mil atendentes e cada um recebeu, em média, cinco a seis treinamentos entre os programas inicial, de reciclagem e sob demanda. Contax ended 2006 with 42,000 operators and each one participated in five to six training sessions, including: introduction program, recycling program, and program by request.

O reconhecimento da dedicação e do bom trabalho prestado por seus funcionários é uma preocupação para a Contax, que busca apoiar o crescimento pessoal e profissional de sua gente por meio do plano de carreira, com promoções por meritocracia e desempenho, além de oferecer apoio para o aperfeiçoamento educacional. A meritocracia é um valor básico e fundamental da Companhia, e essa política contribui para inibir o *turnover* e promover a retenção de competências, fatores fundamentais para garantir um alto padrão de qualidade no funcionamento de um *contact center.*

As ações de treinamento, capacitação e direcionamento de carreira da Contax estão organizadas nos seguintes programas de desenvolvimento profissional:

» Apareça e Cresça – programa de recrutamento interno que visa utilizar os colaboradores Contax como principal fonte de recursos para a Companhia, reconhecendo aqueles habilitados a receber uma promoção. As vagas disponíveis são divulgadas em primeira mão para o público interno. O programa está aberto a todos os colaboradores, tanto efetivos quanto estagiários, com o mínimo de seis meses de empresa. O colaborador deve possuir conhecimento técnico para exercer a função, adequar-se ao perfil desejado e aos critérios adotados pelo programa. Cerca de 20 mil colaboradores se inscreveram no programa, resultando em cerca de 3,5 mil promoções.

Contax is concerned about the recognition of dedication and good work rendered by its employees and seeks to support its people's personal and professional growth through a career plan, with promotions for merit and performance. The Company also offers support to progress their education. Meritocracy is a basic and fundamental Company value; the policy contributes to low turnover levels and fosters the retention of competences, fundamental factors to assure high quality standards in the operations of a contact center.

Contax' training, qualification and career direction actions are organized through the following professional development programs:

» *Apareça e Cresça* (Show-up and Grow) – an internal recruitment program that seeks to make use of Contax' own employees as the Company's main resource, recognizing those ready to be promoted. Available positions are disclosed first to the in-house public. The program is open to all employees, both fulltime and trainees, who have a minimum of six months time with the Company. The employee must have the basic technical knowledge to exercise the job, possess the appropriate desired profile and the criteria adopted by the program. Some 20,000 employees enrolled in the program, which resulted in 3,500 promotions.



+

CERCA DE 20 MIL COLABORADORES SE INSCREVERAM NO PROGRAMA

APAREÇA E CRESÇA, RESULTANDO EM CERCA DE

3,5 MIL PROMOÇÕES. SOME 20,000 EMPLOYEES ENROLLED IN

THE APAREÇA E CRESÇA (SHOW-UP AND GROW)

PROGRAM, WHICH RESULTED IN 3,500 PROMOTIONS.

20 MIL

» **Degrau** – criado em 2006 para selecionar internamente atendentes, *back office,* monitores e auxiliares de operação com perfil de liderança e capacitá-los na função de supervisor. Os profissionais passam a fazer parte de um banco de talentos, tendo a oportunidade de desenvolver uma carreira na Empresa. Os participantes têm então acesso ao PDS – Programa de Desenvolvimento dos Supervisores, que abrange diversos módulos, inclusive com treinamento a distância.

» **Crescer** – oferece acesso à educação de nível universitário, por meio do curso de graduação reconhecido pelo MEC (Ministério da Educação e Cultura) em Gestão de *Contact Center.*

O curso foi desenvolvido pela Contax, em parceria com uma renomada universidade carioca, com o objetivo de proporcionar o acesso ao Ensino Superior a pessoas que muito dificilmente o fariam sem o apoio da Empresa. Após a aprovação no vestibular, o funcionário participa de uma dinâmica de grupo na Companhia, que seleciona aqueles com o perfil mais adequado. Os valores pagos pelo colaborador nunca excedem 10% de seu salário; o restante da mensalidade é assumido pela Contax.

» **Evoluir** – metodologia de capacitação para atendentes novos e veteranos, com foco na excelência em execução. O programa, criado em 2005, inclui cursos preparados de acordo com o perfil do cliente e do serviço a ser executado, envolvendo além dos aspectos técnicos, a preparação comportamental dos funcionários.

» *Degrau* (Step) – created in 2006 to select attendants, back office staff, monitors and operation assistants with a leadership profile internally, and to training them for supervisory positions. The professionals join a talent bank, and have the opportunity to develop a career within the Company. As a result, the participants have access to the Supervisor Development Program that encompasses a number of modules, including distance training.

» *Crescer* (To Grow) – offers access to university level education, through a course recognized by the Ministry of Education and Culture (MEC) on Contact Center Management. The course was developed by Contax in partnership with a renowned Rio de Janeiro university with the objective of providing access to higher education for people who, without company support, would find it difficult to get a college degree. After approval in the college entrance exam, the employee takes part in a Company group dynamic program that selects those with the most appropriate profile. The amount paid by the employee never exceed 10% of the monthly wage; the remainder is paid by Contax.



30 MIL

30 THOUSAND

Aproximadamente 30 mil colaboradores já foram treinados no programa *Evoluir*. Approximately 30,000 employees have undergone training through the *Evoluir* (Evolve) program.

Horas de treinamento _ milhões

Hours od training _ million



1,9	1,9	2,5	4,1	4,3
2002	2003	2004	2005	2006

Após o treinamento teórico, existe um treinamento prático, já em serviço, quando o trabalho realizado pelos novatos é acompanhado intensamente por instrutores e supervisores. Além disso, a metodologia prevê reciclagens constantes e treinamentos sob demanda. Aproximadamente 30 mil colaboradores já foram treinados no programa.

RELACIONAMENTO COM A COMUNIDADE

Após analisar possibilidades de desenvolvimento de um Programa de Responsabilidade Social voltado ao público externo, com base nos indicadores do Instituto Ethos, a Companhia optou por dar prioridade ao público interno. Essa decisão levou em consideração o fato de que os colaboradores da Companhia são, em sua maioria, pessoas das classes C e D e 27% têm na Contax seu primeiro emprego.

» *Evoluir* (Evolve) – training methodology for new and veteran attendants, focused on excellence in execution. The program, created in 2005, includes courses prepared according to the customer profile and service to be executed, involving not only technical aspects but also behavioral preparation of employees. After theoretical training, practical training is given in which the work of the novices is intensely followed by instructors and supervisors. Moreover, the methodology calls for constant recycling and training on demand. Approximately 30,000 employees have undergone training through the program.

RELATIONSHIP WITH THE COMMUNITY

After analyzing possibilities for development of a Social Responsibility Program aimed at the external public, based on *Instituto Ethos'* indicators, the Company opted to give priority to its internal public. The decision took into consideration the fact that the Company's employees mostly come from the C and D classes of the population, with Contax being the first job for 27% of them.

The social responsibility actions prepared for such a vast internal public, many of whom with unfulfilled basic needs, are aimed mainly at professional development, health and well-being. The main highlight of professional development action is the "To Grow" Program, detailed in the "Training and Qualification" chapter.



EXISTE UM **TREINAMENTO** PRÁTICO, JÁ EM SERVIÇO, QUANDO O TRABALHO REALIZADO PELOS NOVATOS É ACOMPANHADO INTENSAMENTE POR INSTRUTORES E SUPERVISORES.

THERE IS A PRACTICAL **TRAINING** IN WHICH THE WORK OF THE NOVICES IS INTENSELY FOLLOWED BY INSTRUCTORS AND SUPERVISORS.



As ações de responsabilidade social elaboradas para esse amplo público interno, que possui diversas carências, visam principalmente ao desenvolvimento profissional e aos cuidados com a saúde e o bem-estar. O principal destaque no âmbito do desenvolvimento profissional é o Programa Crescer, detalhado no item "Treinamento e Capacitação". A Companhia promove programas de saúde organizacional, incluindo a ginástica laboral em todos os seus *sites*.

Considerando o elevado número de colaboradoras na Contax, criou-se o Programa Luz para as funcionárias gestantes, que oferece acompanhamento médico do pré-natal ao parto. Em seu primeiro ano de funcionamento, o programa já reduziu o índice de doenças em parto de 12% para apenas 2%, com queda em ocorrências como aborto, infecção urinária, obesidade e hipertensão da parturiente, além do número de dias de internação da mãe e do bebê.

Em fins de 2006, tiveram início os programas **Vida Leve,** de desenvolvimento de práticas voltadas para a melhoria da qualidade de vida por meio de uma alimentação mais saudável, e **Gerenciamento de Crônicos,** com o acompanhamento e orientação de funcionários portadores de doenças como hipertensão e asma.

A Contax participa ainda de ações de responsabilidade social em projetos beneficiados pela Lei Rouanet, como o Carnaval Cultural de Recife, que absorveu R$ 450 mil em 2006; e projetos culturais em Belo Horizonte, para os quais contribui com R$ 50 mil mensais.

The Company runs organizational health programs, including physical exercises on all sites.

In view of the large number of Contax employees, the "Birth" Program was created for pregnant employees, offering prenatal-to-birth medical assistance. In its first year of operation, the program already reduced the index of childbirth-related disease from 12% to only 2%, with a decline in the future mothers of occurrences such as abortions, urinary infections, obesity and hypertension, besides reducing the number of days of the mothers' and babies' hospital stays.

Two programs were established at the end of 2006: "Light Life", for development of practices aimed at improving quality of the life through healthier eating habits; and "Management of Chronic Disease", with follow-up and orientation for employees who are afflicted with chronic illnesses such as hypertension and asthma.



90%

A Contax participa ainda com recursos financeiros, cessão de horas de trabalho e recursos materiais, além de oferecer transporte para a entrega das doações nas instituições. Contax also contributes with funds, freeing up of work hours and material resources, besides offering transportation for delivery of donations to charitable institutions.

VOLUNTARIADO

A Contax apóia e incentiva iniciativas de voluntariado, por meio de divulgação na Intranet e em sua revista institucional, além de oferecer estrutura logística para a consecução das campanhas e promover eventos para reconhecer as equipes que mais se destacam.

Desde 2003, três programas são desenvolvidos periodicamente na Contax: Campanha do Agasalho, realizada em junho; campanha de doação de brinquedos e roupas, em outubro, visando o Dia da Criança; e Natal Solidário Contax, de arrecadação de alimentos, em dezembro.

Essas campanhas contam com a adesão de 90% dos funcionários, ou cerca de 42.300 pessoas. A Contax participa ainda com recursos financeiros, cessão de horas de trabalho e recursos materiais, além de oferecer transporte para a entrega das doações nas instituições.

Contax also participates in social responsibility actions in projects benefited by the *Rouanet* Law, such as the Recife Cultural Carnival, involving an investment of R$450,000 in 2006; and cultural projects in Belo Horizonte, for which it contributes R$50,000 a month.

VOLUNTEER ACTIONS

Contax supports and motivates volunteer initiatives, publicizing them on its Intranet and in its house organ, besides offering logistics structure for campaigns and promotion of events that give recognition to teams with outstanding performances.

Since 2003, three programs have been regularly run at Contax: a Warm Clothes Campaign, organized in June; a campaign for donation of toys and clothes, in October, to coincide with Children's Day; and the Contax Solidarity Christmas, for collection of food and beverages for the needy in December.

These campaigns count on a 90% adhesion rate of the employees, or about 42,300 people. Contax also contributes with funds, freeing up of work hours and material resources, besides offering transportation for delivery of donations to charitable institutions.

Ano Year	Arrecadação Donations		
	Campanha do Agasalho (unidades de roupas) Warm Clothes Campaign (articles of apparel)	Campanha do Dia da Criança (unidades de roupas e alimentos) Children's Day (in units of clothes, food and beverages)	Campanha de Natal (toneladas de alimentos) Christmas Campaign (tons of food and beverages)
2003	-	-	122
2004	-	98.061	270
2005	93.688	73.822	402
2006	143.731	92.596	405



A CAMPANHA DE VOLUNTARIADO CONTA COM A ADESÃO DE 90% DOS FUNCIONÁRIOS, OU CERCA DE 42.300 PESSOAS.

THE VOLUNTEER CAMPAIGN COUNTS ON A 90% ADHESION RATE OF THE EMPLOYEES, OR ABOUT 42,300 PEOPLE.

ATIVOS INTANGÍVEIS INTANGIBLE ASSETS

A Contax sempre busca inovar no seu gerenciamento e atuação, estabelecendo novos padrões de relacionamento com funcionários, clientes contratantes e seus clientes finais com os quais tem contato por meio da operação de *contact center*. Para obter esses diferenciais a Companhia estimula soluções inovadoras e investe, continuamente, em ferramentas tecnológicas e capacitação de pessoal, aprimorando sua atuação.

Contax is always striving to innovate in management and performance, establishing new relationship standards with employees, contracting customers and their end customers with whom it has contact through the contact center operations. To obtain these distinguishing characteristics, the Company encourages innovative solutions and continually invests in technological tools and personnel training to perfect their performance.

This posture brings important rewards, reflected in employee and customer satisfaction and in a rise in the Company's value, assuring good returns for shareholders. However, much of its work cannot be measured in monetary terms and, therefore, is not directly reflected in economic and financial results.



Para obter esses diferenciais estimula soluções inovadoras e investe, continuamente, em ferramentas tecnológicas e capacitação de pessoal, aprimorando sua atuação.

To obtain these distinguishing characteristics, the Company encourages innovative solutions and continually invests in technological tools and personnel training to perfect their performance.

Essa postura traz importantes retornos, refletidos na satisfação de funcionários e clientes e na valorização da Companhia, garantindo bons resultados para seus acionistas. Muitos dos trabalhos desenvolvidos, no entanto, não podem ser medidos em termos monetários e, portanto, não se refletem diretamente nos resultados econômico-financeiros. São os investimentos em intangíveis, entre os quais se destacam:

» eficiência das operações;
» qualidade do atendimento aos clientes;
» eficiência das ferramentas de gestão;
» relacionamento transparente e ético que mantém com seus diferentes públicos;
» profissionalismo, conhecimento e experiência acumulados por sua equipe profissional e gestão desse conhecimento; e
» reconhecimentos recebidos, entre outros.

GESTÃO DO CONHECIMENTO

Para armazenar e disponibilizar as informações e processos, de forma a proporcionar a disseminação do conhecimento acumulado, a Contax dispõe de sistemas como o SCP (Sistema de Controles de Padrões) e a Intranet Operacional – Contaxnet. Esses sistemas permitem que todos os colaboradores tenham acesso às informações corporativas e específicas das áreas.

O SCP é um sistema de gerenciamento eletrônico dos documentos do sistema de padronização da Contax, no qual estão armazenados todos os processos corporativos. As demais informações da Companhia, como políticas das áreas, serviços e notícias, estão disponíveis no Contaxnet.

These are investments in intangibles, among which the following are particularly noteworthy:
» efficiency of operations;
» quality of customer care;
» effectiveness of management tools;
» transparent and ethical relationships maintained with its different stakeholders;
» professionalism, knowledge and experience accumulated by its team of professionals — and management of that knowledge; and
» recognition received, among others.

KNOWLEDGE MANAGEMENT

Contax has installed systems, such as SCP (System for Control of Standards) and Operational Intranet – Contaxnet, in order to store and make information and processes available to disseminate its accumulated knowledge. These systems allow all employees to access and corporate and area-specific information.

SCP is an electronic document management system of the Contax standardization system in which all corporate procedures are stored. Other Company informations, such as area policies, services and news, are available on the Contaxnet.




MUITOS DOS TRABALHOS DESENVOLVIDOS, NÃO PODEM SER MEDIDOS EM TERMOS MONETÁRIOS E, PORTANTO, NÃO SE **REFLETEM** DIRETAMENTE NOS RESULTADOS ECONÔMICO-FINANCEIROS. MUCH OF ITS WORK CANNOT BE MEASURED IN MONETARY TERMS AND, THEREFORE, IS NOT DIRECTLY **REFLECTED** IN ECONOMIC AND FINANCIAL RESULTS.

PRÊMIOS E RECONHECIMENTO

A Contax conquistou em 2006 alguns dos mais importantes prêmios do setor de *contact center*, um reconhecimento à excelência operacional e à constante busca pela superação, tanto na qualidade quanto no desenvolvimento de soluções inovadoras para seus clientes.

Anuário Telecom

"Destaque do Ano" no segmento de Serviços de Valor Agregado.

XII Prêmio Abemd (Associação Brasileira de Marketing Direto) 2006

"Melhor dos Melhores em *Call Center*", finalista na categoria *call center*, conquistando ainda seis prêmios por casos de sucessos em suas operações: dois ouros, um prata e três bronzes.

AWARDS AND RECOGNITION

In 2006, Contax was awarded some of the most important prizes of the contact center sector, including recognition for its operational excellence and the constant search to excel in performance, quality and in the development of innovative solutions for its customers.

Anuário Telecom

"Highlight of the Year" in the Added Value Services segment.

XII ABEMD Prize (Brazilian Association of Direct Marketing) 2006

"Best of the Best in Call Centers", finalist in the call center category, winning also six prizes for success cases in its operations: two gold, one silver and three bronze prizes.

Prize E-Finance

"Best Call Center Operation for Financial Institutions" for the service provided to *Aymoré Financiamentos*.

IDG Brasil

"Biggest Company in Corporate Services for Telecommunications", being the highlight of the year in outsourcing.





ACESSOS

ACCESS

A Contax dispõe de sistemas que permitem que todos os seus colaboradores tenham acessos às informações corporativas. Contax has installed systems that allow all employees to access corporate information.

Prêmio E-Finance

"Melhor Operação de *Call Center* para Financeiras", pelo atendimento da Aymoré Financiamentos.

IDG Brasil

"Maior Empresa em Serviço Corporativo para Telecomunicações", sendo o destaque do ano em *outsourcing*.

VI Prêmio ABT

Duas premiações ouro como a "Melhor Operação de Relacionamento em *Call Center* Receptivo" e "Melhor Contribuição Tecnológica" e uma prata como "Melhor Contribuição em Recursos Humanos".

Conarec 2006 (Congresso Nacional das Relações Empresa-Cliente)

Executivo do Ano na Indústria de *contact center*, para o presidente da Contax, James Meaney, e "Melhor Desempenho Financeiro" para a Contax.

100 Maiores TI & Telecom 2006

"Maior Empresa de Infra-estrutura de Operadoras".

Prêmio Consumidor Moderno 2006

Comércio Varejista.

Ticket Restaurante

Melhor Fornecedor de Infra-estrutura.

VI ABT Prize

Two gold awards as the "Best Relationship Operation in Receptive Call Center" and "Best Technological Contribution" and a silver award as "Best Contribution in Human Resources".

Conarec 2006 (National Symposium of Corporate-Client Relations)

Executive of the Year in the contact center Industry, to the CEO of Contax, James Meaney, and "Best Financial Performance" for Contax.

100 Largest IT & Telecom 2006

"Largest Company of Operator Infrastructure".

Modern Consumer 2006 Prize

Retail Trade.

Ticket Restaurante

Best Supplier of Infrastructure.



EM 2006, A CONTAX CONQUISTOU IMPORTANTES PREMIAÇÕES. É O RECONHECIMENTO À EXCELÊNCIA OPERACIONAL E A CONSTANTE BUSCA PELA SUPERAÇÃO.

IN 2006, CONTAX WAS AWARDED SOME OF THE MOST IMPORTANT PRIZES OF THE CONTACT CENTER SECTOR, INCLUDING RECOGNITION FOR ITS OPERATIONAL EXCELLENCE AND THE CONSTANT SEARCH TO EXCEL IN PERFORMANCE.











SANDRA L. SOUTO
Gerente Nacional de
Vendas Ticket Restaurante
Ticket Restaurante
National Sales Manager

FERNANDA C. VILLANOVA
Gerente de
Relacionamento Contax
Contax Relations Manager

FÁBIO SILVA SANTOS
Atendente Contax
Contax Attendant

RITA COLARES
Cliente Ticket
Ticket Client



SANDRA L. SOUTO

"A parceria entre a Ticket e a Contax, calcada em
transparência e confiança, tem mais de três anos
e vem aprofundando-se com o passar do tempo.
Inicialmente, usávamos apenas a estrutura física
(posições de atendimento-PA) e agora estamos
compartilhando a gestão dos Recursos Humanos.
Como nosso negócio é *business to business* e foca
o setor de serviços, nosso cliente final exige um
atendimento diferenciado e personalizado, e a Contax
vem conseguindo superar as nossas expectativas."



FERNANDA C. VILLANOVA

"A natureza do serviço oferecido à Ticket exige
um atendimento diferenciado, que passa até
mesmo pelo regime de contratação e perfil dos
atendentes, que não trabalham nos fins de semana
e obrigatoriamente são formados ou cursam o
Ensino Superior. A relação de confiança permitiu
o crescimento da Contax dentro do cliente, num
processo de amadurecimento constante, no qual
é fundamental a com preensão não apenas de seu
negócio, mas também da sua visão e sua missão."

"The partnership between Ticket and Contax, based
on transparency and trust, is over three years old
and has deepened over time. Initially, we just used
the physical structure (attendant stations) but
now we are sharing the management of the human
resources. As our business is B2B in the service
sector, our final customer demands a differentiated
and personalized assistance and Contax is
exceeding our expectations."

"The nature of the service offered to Ticket
demands a differentiated service that includes
even the recruiting regime and profile of the
operators, who don't work on weekends and
who must either be college graduates or college
students. This relationship of trust allowed the
growth of Contax within the customer, in a process
of constant maturation, where it is not only critical
to understand one's business, but also one's vision
and mission."



FÁBIO SILVA SANTOS

"Temos a responsabilidade de atender os maiores

clientes Ticket da célula de carteira-vendas.

Cuido de uma carteira de clientes que recebe um

atendimento personalizado, o que possibilita a

criação de vínculos, pois eles sabem que sou eu

o responsável pela sua empresa. Também faço

prospecção e resgate de clientes, num trabalho

que visa ao médio e ao longo prazos e que

envolve a oferta de outros serviços, buscando a

rentabilização do cliente Ticket."



RITA COLARES

"Há mais de dez anos somos clientes da Ticket

Restaurante e o atendimento sempre foi ótimo.

Na verdade, jamais pensei que quando ligo estivesse

falando com um funcionário de uma empresa de

call center, pois o atendente sempre nos atende

prontamente e resolve todos os problemas que

porventura surjam."

"We have the responsibility of assisting the largest
Ticket customers. I take care of a customer portfolio
that receives a personalized assistance, making the
creation of bonds possible, because the customers
know that I am the responsible person for their
company. I also prospect and recover customers, in
an effort that aims at the medium and long-term
and that involves an offer of other services, seeking
to make the customer profitable for Ticket."

"For more than ten years we have been Ticket
Restaurante customers and the service has always
been great. Actually, I never thought that when
I called, I was speaking to an employee of a call
center company, because the operator always
assists us promptly and solves all the problems
that by chance appear."

EM 2004, A TICKET RESOLVEU BUSCAR UM CANAL MAIS EFICIENTE PARA VIABILIZAR SUA NOVA ESTRATÉGIA DE FOCAR O ATENDIMENTO TAMBÉM NO SEGMENTO PME (PEQUENAS E MÉDIAS EMPRESAS). ATÉ ENTÃO, O ATENDIMENTO FICAVA RESTRITO ÀS EMPRESAS COM ATÉ CEM FUNCIONÁRIOS E O CLIENTE FINAL FICAVA AGUARDANDO A DISPONIBILIDADE DE AGENDA DOS GERENTES DA TICKET PARA A SOLUÇÃO DE QUALQUER DEMANDA.

A CRIAÇÃO DE UMA FORTE RELAÇÃO DE CONFIANÇA E PARCERIA COM A CONTAX POSSIBILITOU QUE EM 2006, FOSSE ESTABELECIDA UMA NOVA ESTRUTURA, FOCADA NO ATENDIMENTO PARA EMPRESAS COM ATÉ 499 FUNCIONÁRIOS, QUE PASSOU A SER REALIZADO *ON LINE* POR CONSULTORES DE NEGÓCIOS DA CONTAX. ALÉM DISSO, A ESTRATÉGIA ARROJADA CRIOU MAIS UM CANAL DE VENDAS *BUSINESS TO BUSINESS* PARA A TICKET NO SEGMENTO DE PEQUENAS E MÉDIAS EMPRESAS (COM ATÉ 150 FUNCIONÁRIOS), NICHO DE MERCADO ATÉ ENTÃO INEXPLORADO, DEVIDO ÀS RESTRIÇÕES DO FORMATO DE ATENDIMENTO ANTERIOR. COM ESSE MODELO, A TICKET PÔDE OTIMIZAR SEUS CUSTOS E CONCENTRAR ESFORÇOS EXCLUSIVAMENTE NO SEU NEGÓCIO.

OS CONSULTORES DE NEGÓCIOS DA CONTAX TÊM UM PERFIL DIFERENCIADO, POIS SÃO FORMADOS OU CURSAM O ENSINO SUPERIOR, ALÉM DE SEREM ESPECIALMENTE PREPARADOS PARA REALIZAR VENDAS E ADMINISTRAR CARTEIRAS CENTRALIZADAS NO *CONTACT CENTER*. OS CONTATOS OFERECEM SOLUÇÕES COMPLETAS DE BENEFÍCIOS PARA PEQUENAS E

In 2004, Ticket decided to seek a more effective channel to make its new strategy of focusing on service to the small and medium-sized company segment feasible. Up until then, service to companies with up to a hundred employees had been restricted and end customers had to wait for an opening in the agenda of Ticket managers to resolve any type of requirement.

The creation of a strong relationship of trust in partnership with Contax made it possible in 2006 to establish a new structure, focused on service for companies of up to 499 employees, which was handled online by Contax business consultants. Moreover, this bold strategy created another B2B sales channel for Ticket in the small and mid-sized business segment (up to 150 employees), a market niche that had not yet been exploited due to the format of the previous service structure. Through this model, Ticket was able to optimize its costs and concentrate its effort exclusively on its core business.

Contax' business consultants have a distinctive profile in that they are college graduates or college students, as well as having been specially trained to conduct sales and manage centralized portfolios in the contact center.

MÉDIAS EMPRESAS, ALÉM DA OFERTA DE NOVOS SERVIÇOS E PRODUTOS, NUM MODELO DE NEGÓCIOS QUE LEVA EM CONTA AS NECESSIDADES E BUSCA POTENCIALIZAR A RENTABILIDADE DO CLIENTE, PROPORCIONANDO UM RELACIONAMENTO DE CRESCENTE CONFIANÇA E PARCERIA. ALÉM DISSO, OS CONSULTORES ATUAM NA PROSPECÇÃO E RESGATE DE CLIENTES.

A CONTAX ATENDEU CERCA DE 40 MIL CLIENTES FINAIS DA TICKET EM 2006, COM AUMENTO DE 33% SOBRE 2005, REALIZANDO EM MÉDIA 2,1 MIL LIGAÇÕES POR DIA. EM 2006, OS ATENDENTES DE NEGÓCIOS DA CONTAX REALIZARAM CERCA DE 15 MIL NOVOS CONTRATOS PARA A TICKET, SUPERANDO A META ESTABELECIDA EM 25%.

A FACILIDADE, A RAPIDEZ E O RELACIONAMENTO PERSONALIZADO FAZEM COM QUE O CLIENTE FINAL SINTA-SE ATENDIDO PELA PRÓPRIA TICKET, CONFORME O *CASE* DESCRITO. O RESULTADO FOI UM CRESCIMENTO DE 100% NO FATURAMENTO DA TICKET, DE R$ 60 MILHÕES PARA R$ 120 MILHÕES. O RECONHECIMENTO PELO TRABALHO REALIZADO TROUXE PARA A CONTAX O PRÊMIO DE MELHOR FORNECEDOR DE INFRA-ESTRUTURA, CONCEDIDO PELA TICKET RESTAURANTE, DESTACANDO-A ENTRE AS CENTENAS DE FORNECEDORES.

→ TICKET

The contacts offer complete solutions of benefits for small and mid-sized companies, while also offering new services and products, through a business model that takes into account the needs of the customers while seeking to enhance their profitability, offering a relationship of growing confidence and partnership. Moreover, the consultants are active in prospecting and recovering customers.

Contax assisted some 40,000 of Ticket's end customers in 2006, a 33% increase over 2005, making an average of 2,100 calls per day. In 2006, the Contax business attendants signed up approximately 15,000 new contracts for Ticket, surpassing the 25% goal that had been established.

The facility, speed and personalized relationship make the end customers feel well served by Ticket itself, as described in the case study. The result was a 100% increase in Ticket's sales, rising from R$60 million to R$120 million. The recognition of this effort earned Contax the Best Infrastructure Supplier award from Ticket Restaurante, making it a standout among the company's hundreds of suppliers.



SATISFAÇÃO

SATISFACTION

DESEMPENHO ECONÔMICO-FINANCEIRO

ECONOMIC AND FINANCIAL PERFORMANCE

RECEITA OPERACIONAL LÍQUIDA

A conquista de novos clientes e, principalmente, a prestação de novos serviços a clientes já existentes levou ao aumento do número de negócios em 2006. Com isso, a receita operacional líquida teve aumento de 16,6% no ano, atingindo R$ 1.218,6 milhões.

As operações da Contax tiveram inicio ao final do ano 2000. Desde o primeiro ano completo de atividades, em 2001, o negócio cresceu de forma acelerada, registrando taxa composta anual de crescimento da receita de 52,9% nos últimos cinco anos. A maior maturidade da Companhia e do mercado de *contact center* leva, conforme esperado, a menores taxas de crescimento.

Ao final do exercício de 2006, a Contax contava com 22,4 mil posições de atendimento (PAs) faturadas em seus 18 *sites*. Se por um lado a Contax registrou aumento do número de clientes, de PAs e de serviços prestados a clientes já existentes em carteira em 2006, por outro a maximização de *performance* e o ganho de produtividade obtidos a partir dos ajustes nos processos de atendimento e de gestão de algumas das nossas operações, em especial no cliente "Oi fixo e móvel", levaram a um decréscimo no volume de negócios, principalmente, no segundo semestre de 2006.

NET OPERATING REVENUES

The conquest of new customers and, mainly, the introduction of new services to already existing customers led to an increase in business volume in 2006. As a result, the net operating revenues rose 16.6% during the year, totaling R$1,218.6 million.

Contax operations started up at the end of 2000. Since the first complete year of activities, in 2001, the business grew at a fast pace, recording compounded annual revenue growth of 52.9% over the last five years. The increasing maturity of the Company and the contact center market, as expected, subsequently has led to lower growth rates.

At the end of 2006, Contax had 22,407 Call Center Workstations (Ws) in its 18 sites. If on one hand Contax recorded an increase in the number of customers, of Ws and services rendered to already existing customers in the 2006 customer base, on the other hand the maximization of performance and productivity




A conquista de novos clientes e, principalmente, a prestação de novos serviços a clientes já existentes levou ao aumento do número de negócios em 2006.
The conquest of new customers and, mainly, the introduction of new services to already existing customers led to an increase in business volume in 2006.

Receita operacional líquida _ R$ milhões
Net operating revenue _ R$ million



CAGR=52,9% a.a.

				1.218,6
223,2	420,8	654,6	1.004,8	
2002	2003	2004	2005	2006

Posições de Atendimento _ mil
Call Center Workstations _ thousand



			22,5	22,4
7,3	12,9	17,5		
2002	2003	2004	2005	2006

Também contribuiu para a referida redução, a melhoria realizada nos processos internos dos clientes e a redução de exigências de pronto acesso de alguns contratos.

Esse desempenho, condizente com a evolução do relacionamento da Contax com seus clientes, é resultado do trabalho desenvolvido pela Companhia, que inclui constante preocupação com qualidade e inovação, proporciona maior efetividade da operação de *contact center* e aperfeiçoamento de processos internos de seus clientes. Como resultado, pode ocorrer uma natural redução de custos para o cliente da Contax.

CUSTO DOS SERVIÇOS PRESTADOS

Com cerca de 90% dos custos representados por itens variáveis, o crescimento do volume de serviços levou ao aumento dos

gains obtained from the adjustments in the procedures for service and management of some of our operations, especially "Oi fixed-line and mobile". led to a decrease in the volume of business, mainly in the second half of 2006. Another contribution to this reduction was improvement in internal procedures for customers and the reduction of the requirement of ready access to some contracts.

This performance, in accordance with the evolution of the Contax relationship with its customers, resulted from overall efforts of the Company, including the permanent concern about quality and innovation, leading to greater effectiveness of contact center operations and improvement of its customers' internal processes. As a consequence, a natural reduction in costs for Contax customers may occur.

COST OF SERVICES PROVIDED

With about 90% of the costs represented by variable items, the growth of the volume of services led to an increase of the costs during 2006. Additionally, there was 24,4% rise in depreciation, due to the capital expenditures in support of the growth of the business. The cost of the services provided totaled R$1,041.2 million in 2006, up 21.7% over the previous year.



A RECEITA OPERACIONAL LÍQUIDA TEVE **AUMENTO** DE 16,6% NO ANO, ATINGINDO R$ 1.218,6 MILHÕES.



THE NET OPERATING REVENUES **ROSE** 16.6% DURING THE YEAR, TOTALING R$1,218.6 MILLION.

16,6%

custos no exercício de 2006. Adicionalmente, houve um incremento de 24,4% na depreciação a partir dos investimentos realizados para suportar o crescimento do negócio. O custo dos serviços prestados atingiu R$ 1.041,2 milhões em 2006, com alta de 21,7% em relação ao anterior.

O custo com pessoal ligado diretamente à prestação dos serviços, que inclui também o treinamento e a capacitação dessa equipe, é o item mais representativo do total em 2006 (75,6%). Além do efeito do aumento do volume de serviços prestados aos clientes, que envolve treinamento e pessoal mais bem preparado, esse item foi onerado pelo efeito do reajuste de 5% nos salários concedido em janeiro de 2006, conforme acordo coletivo, e pelos custos de rescisão ocasionados principalmente pela redução de volume de algumas operações.

O custo relacionado a serviços de terceiros registrou aumento de 43,3%, totalizando R$ 133,4 milhões em 2006. O aumento está diretamente relacionado ao crescimento das atividades operacionais e refere-se, principalmente, a gastos com envio de correspondências de cobrança, custos de telefonia para as novas operações de cobrança e televendas, além de custos com infra-estrutura, tanto para os novos *sites* como para algumas operações onde a infra-estrutura foi alugada de terceiros até que os *sites* Contax estivessem em funcionamento.

Os custos com aluguéis e seguros, ainda que tenham menor representatividade no total, apresentaram crescimento significativo, de 56,9%, em função dos novos negócios nos quais a opção de *leasing* mostrou-se mais atrativa que a aquisição dos ativos.

Cost of personnel directly linked to the performance of the services, including training and qualification, was the biggest item of the 2006 total (75.6%). Besides the effect stemming from the increase in the volume of services provided to customers, which involves training to better-prepare personnel, this item was impacted by the effect of a 5% wage adjustment granted in January 2006 resulting from a labor union collective bargaining agreement, and by labor rescission costs caused mainly by the volume reduction of some operations.

The cost related to third party services increased 43.3%, totaling R$133.4 million in 2006. This increase is directly related to the growth of operational activities and refers, mainly, to expenses involving mailing of collection letters, telephony costs for new collection operations and Telemarketing. Other cost increases involved infrastructure, both for new sites and some operations where infrastructure was leased from third parties until Contax' own sites were ready for operation.

Costs for rentals and insurance, although with smaller weight regarding total costs, rose significantly (56.9%) due to the new business for which the leasing option was more attractive than acquisition of the asset.

145,7 MILHÕES

145.7 MILLION

O desempenho operacional medido pelo Ebitda (lucro antes dos juros, impostos, depreciação e amortização) foi de R$ 145,7 milhões, com margem de 12,0% sobre a receita operacional líquida. Operating performance measured by Ebitda (earnings before interest, taxes, depreciation and amortization) totaled R$ 145.7 million, with a 12.0% margin over the net operating revenues.

Custo dos serviços prestados

Cost of services provided



1,2%
4,5%
5,9%
12,8%
75,6%
2006

- pessoal personnel
- serviço de terceiros thrid party services
- aluguéis e seguros rental & insurance
- depreciação depreciation
- outros other

DESPESAS OPERACIONAIS

As despesas comerciais, gerais e administrativas (DG&A) somaram R$ 72,4 milhões em 2006, com alta de 21,2% em relação ao exercício anterior. Os itens de maior representatividade, responsáveis por 85,9% do total dessas despesas no ano, são relativos a pessoal administrativo e a serviços de terceiros referentes a consultorias, assessorias jurídicas e outros. Essas despesas tiveram aumento de 21,0% e 13,8%, respectivamente, em decorrência do maior volume de negócios e da reestruturação adotada em algumas áreas da Empresa. As maiores despesas incorridas, por outro lado, tiveram reflexo positivo no ganho de desempenho do novo modelo adotado, notadamente a partir do

OPERATING EXPENSES

Sales, general and administrative costs (SG&A) totaled R$72.4 million in 2006, up 21.2% over the previous year. The items of greater weight, responsible for 85.9% of the total of those expenses, refer to personnel management and outsourced services for consultants, legal and other consultancies. These expenses increased 21.0% and 13.8%, respectively, due to the greater business volume and the restructuring adopted in some Company areas. The higher expenses incurred, on the other hand, had a positive impact on the earnings of the newly adopted performance model, especially starting in the second half of 2006.

The increase of the expenses for rental and insurance, due to the beginning of the operation of new businesses, moved up from R$1.4 million in 2005 to R$3.5 million in 2006, and also impacted SG&A costs over the year.

Other operating expenses totaled R$11.4 million, with a reduction of 11.1% in the year. This item is represented, mainly, by provisions for tax and labor contingencies. The reduction reflects management's estimate based on positive opinions of its legal consultants.

OPERATING INCOME AND EBITDA

The operating income before financial effects was R$93.6 million. Income was affected by the effects mentioned previously, such as the collective bargaining agreement and dismissals occurring in the second half of the year, as well as adjustments to service processes for some customers. Operating





+

AS MAIORES DESPESAS INCORRIDAS, POR OUTRO LADO, TIVERAM REFLEXO **POSITIVO** NO GANHO DE DESEMPENHO DO NOVO MODELO ADOTADO. THE HIGHER EXPENSES INCURRED, ON THE OTHER HAND, HAD A **POSITIVE** IMPACT ON THE EARNINGS OF THE NEWLY ADOPTED PERFORMANCE MODEL, ESPECIALLY STARTING IN THE SECOND HALF OF 2006.

»

segundo semestre de 2006.

O aumento das despesas relativas a aluguéis e seguros devido ao início da operação de novos negócios, passou de R$ 1,4 milhão em 2005 para R$ 3,5 milhões em 2006, e também onerou as DG&A no exercício.

A conta de outras despesas operacionais totalizou R$ 11,4 milhões, com redução de 11,1% no ano. Esse item é representado, principalmente, por provisões para contingências fiscais e trabalhistas. A redução das despesas reflete a estimativa da administração baseada em pareceres positivos de consultores jurídicos.

LUCRO OPERACIONAL E EBITDA

O lucro operacional antes dos efeitos financeiros foi de R$ 93,6 milhões. O resultado foi afetado pelos efeitos anteriormente mencionados, tais como do dissídio e demissões ocorridas durante o segundo semestre, além de ajustes nos processos de atendimento de alguns clientes. O desempenho operacional medido pelo Ebitda (lucro antes dos juros, impostos, depreciação e amortização) foi de R$ 145,7 milhões, com margem de 12,0% sobre a receita operacional líquida.

RESULTADO FINANCEIRO

A Contax não possui empréstimos e financiamentos em moeda nacional ou estrangeira e seu desempenho financeiro refere-se, exclusivamente, a movimentos normais de caixa da operação.

Em 2006, a Companhia registrou R$ 26,5 milhões de receitas financeiras, representadas notadamente por rendimento de aplicações financeiras. As despesas financeiras, cujos principais itens são CPMF (Contribuição Provisória sobre Movimentação Financeira),

performance measured by EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$145.7 million, with a 12.0% margin over the net operating revenues.

FINANCIAL RESULT

Contax has no outstanding loans or funding in Brazilian or foreign currencies and its financial performance refers, exclusively, to its normal operating cash flow.

In 2006, the Company posted financial income of R$26.5 million, represented mainly by revenues from financial investments. Financial expenses, whose main items are the CPMF tax (Temporary Contribution on Financial Operations) and interests and monetary adjustment of contingencies, totaled R$8.8 million. The positive net result of R$17.7 million was 24.6% higher than in 2005, basically reflecting greater investment volumes during 2006. Net cash on hand at the end of the year was R$231.3 million.

NET INCOME

In 2006, Contax' net income in totaled R$74.7 million, representing a 7.4% decline over the previous year.

Financial income and reduction of the effective income tax and social contribution rates, from 38.3% in 2005 to 32.9% in 2006, positively influenced the year's performance.



74,7 MILHÕES

74.7 MILLION

O resultado obtido pela Contax em 2006 foi um lucro líquido de R$ 74,7 milhões
In 2006, Contax' net income in totaled R$74.7 million

Ebitda _ R$ milhões
Ebitda _ R$ million



	4,6	11,8	8,1	15,2	12,0
				158,9	145,7
	10,4	49,7	53,1		
	2002	2003	2004	2005	2006

● ebitda _ ebitda
● margem ebitda _ ebitda margin (%)

Resultado líquido _ R$ milhões
Net result _ R$ million



				80,7	74,7
(58,9)	(0,4)	(17,7)		
2002	2003	2004	2005	2006

juros e atualização monetária de contingências, somaram R$ 8,8 milhões. O resultado líquido positivo de R$ 17,7 milhões é 24,6% superior ao apurado em 2005, refletindo basicamente o maior volume de recursos aplicados ao longo de 2006. A posição de caixa líquido ao final do ano foi de R$ 231,3 milhões.

LUCRO LÍQUIDO

O resultado obtido pela Contax em 2006 foi um lucro líquido de R$ 74,7 milhões, o que representa uma redução de 7,4% em relação ao registrado no exercício anterior.

O desempenho do exercício foi positivamente influenciado pelo ganho financeiro e redução da alíquota efetiva de imposto de renda e contribuição social de 38,3% em 2005 para 32,9% em 2006.





A CONTAX NÃO POSSUI EMPRÉSTIMOS E FINANCIAMENTOS EM MOEDA NACIONAL OU ESTRANGEIRA E SEU DESEMPENHO FINANCEIRO REFERE-SE, EXCLUSIVAMENTE, A MOVIMENTOS NORMAIS DE CAIXA DA OPERAÇÃO. CONTAX HAS NO OUTSTANDING LOANS OR FUNDING IN BRAZILIAN OR FOREIGN CURRENCIES AND ITS FINANCIAL PERFORMANCE REFERS, EXCLUSIVELY, TO ITS NORMAL OPERATING CASH FLOW.

A Contax é uma sociedade anônima de capital aberto, com ações ordinárias e preferenciais negociadas na Bolsa de Valores de São Paulo, sob os códigos CTAX3 e CTAX4, respectivamente. Suas ações foram listadas na Bovespa em agosto de 2005. No mesmo mês, efetuou também registro na SEC (*Securities and Exchange Comission*), o órgão regulador do mercado de capitais norte-americano, de modo que recibos representativos de suas ações passaram a ser negociados no mercado de balcão organizado daquele país, por investidores qualificados (*Regulation* 144-A), sob o código CTXNY.

Contax is a publicly-held Company, with common and preferred shares traded on the São Paulo Stock Exchange (Bovespa) under ticker symbols CTAX3 and CTAX4, respectively. Its shares were first listed on Bovespa in August 2005. In the same month, Contax also filed with the U.S. Securities and Exchange Commission (SEC), the U.S. capital market regulatory body, through American Depositary Receipts (ADRs), which began trading on the American over-the-counter market by qualified investors (Regulation 144-A), under ticker symbol CTXNY.

SHAREHOLDING STRUCTURE

In December 2006, the capital stock of *Contax Participações S.A.* amounted to R$223.9 million, represented by 121,487,217 common shares and 242,973,900 preferred shares, with a total free float of 80.5%. At the end of the year, the Company had 1.3 million shareholders. Its controlling shareholder is *Telemar Participações*, and it has a single wholly owned subsidiary, *TNL Contax*, an operational contact center company.

Composição Acionária _ 31/12/2006
Shareholder Composition _ 12/31/2006



Free float	Telemar Participações
80,5% ON + PN 43,6% ON	19,5% ON + PN 56,4% ON

Contax Participações

100% ON + PN

TNL Contax





AO FINAL DO EXERCÍCIO, A COMPANHIA CONTAVA COM 1,3 MILHÃO DE ACIONISTAS. TEM COMO ACIONISTA CONTROLADOR A TELEMAR PARTICIPAÇÕES. AT THE END OF THE YEAR, THE COMPANY HAD 1.3 MILLION SHAREHOLDERS. ITS CONTROLLING SHAREHOLDER IS TELEMAR PARTICIPAÇÕES.

ESTRUTURA SOCIETÁRIA

Em dezembro de 2006, o capital social da Contax Participações S.A. era de R$ 223,9 milhões, representado por 121.487.217 ações ordinárias e 242.973.900 ações preferenciais, com um *free float* total de 80,5%. Ao final do exercício, a Companhia contava com 1,3 milhão de acionistas. Tem como acionista controlador a Telemar Participações, e possui uma única subsidiária (integral), a empresa operacional de *contact center* TNL Contax.

DESEMPENHO DAS AÇÕES

As ações preferenciais da Companhia (CTAX4) encerraram o ano de 2006 cotadas a R$ 1,96/ ação, com valorização de 33,3% desde o início de suas negociações em Bolsa, em 29 de agosto de 2005. As ações ordinárias (CTAX3) fecharam o ano com cotação de R$ 3,20/ação, com valorização de 86,0% no mesmo período.

STOCK PERFORMANCE

The preferred shares of the Company (CTAX4) ended 2006 at R$1.96/shares, a 33.3% increase since trading in the security began on August 29, 2005. The common shares (CTAX3) ended the year quoted at R$3.20/share, up 86.0% over the same period.

In 2006, the Company's preferred and common shares declined 30.2% and 15.8% respectively.

SHAREHOLDER REMUNERATION

The General Shareholders' Meeting (AGO) held on April 16, 2007, decided to disburse R$11.9 million in dividends to shareholders for 2006, representing 16.7% of the adjusted net income. The payment of the dividend, equivalent to R$4.22 per 1,000 common shares and R$52.06 per 1,000 preferred shares, was realized on April 27, 2007.

Based on the closing price of Contax' preferred shares (CTAX4) at the end of the year, the remuneration paid in 2006 represented a dividend yield of 2.7%.

Ações Ordinárias – ON
Common Shares – ON



- Telemar Participações S.A.
- Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI PREVI - Banco do Brasil Employee's Retirement Fund
- outros others

Ações Preferenciais – PN
Preffered Shares – PN



- outros others
- Banco BBM
- Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI PREVI - Banco do Brasil Employee's Retirement Fund
- Telemar Participações S.A.

86%

AS AÇÕES ORDINÁRIAS (CTAX3) FECHARAM O ANO COM COTAÇÃO DE R$ 3,20/AÇÃO, COM VALORIZAÇÃO DE 86,0% DESDE O INÍCIO DA SUA NEGOCIAÇÃO EM BOLSA, EM 29 DE AGOSTO DE 2005.

THE COMMON SHARES (CTAX3) ENDED THE YEAR QUOTED AT R$3.20/SHARE, AN 86.0% APPRECIATION SINCE TRADING IN THE SECURITY BEGAN ON AUGUST 29, 2005.

»

No ano de 2006, as ações preferenciais e ordinárias da Companhia acumularam desvalorização de 30,2% e 15,8% respectivamente.

REMUNERAÇÃO DOS ACIONISTAS

A Assembléia Geral Ordinária (AGO) realizada em 16/04/2007, deliberou o pagamento aos acionistas de R$ 11,9 milhões a título de dividendos referente ao exercício de 2006, o que representa 16,7% do lucro líquido ajustado. O pagamento da remuneração, equivalente a R$ 4,22/lote de mil ações ordinárias e R$ 52,06/lote de mil ações preferenciais, foi disponibilizado aos acionistas em 27/04/2007.

Com base na cotação de fechamento da ação preferencial da Contax (CTAX4) ao final do ano, a remuneração paga em 2006 representa um *dividend yield* de 2,7%.

PROGRAMA DE RECOMPRA DE AÇÕES

Em 2006, a Contax obteve autorização da CVM (Comissão de Valores Mobiliários) para abertura de programas de recompra de ações. No decorrer do exercício, foram empregados R$ 41 milhões para essas aquisições, provenientes da reserva de capital e estatutária.

Contax ON, PN e Ibovespa _ base 100 (29.08.2005)
Contax ON, PN and Ibovespa _ base 100 (aug 29, 2005)



CTAX 3   CTAX 4   IBOV



11,9 MILHÕES
11.9 MILLION

Foram distribuídos R$ 11,9 milhões a título de dividendos referente ao exercício de 2006, o que representa 16,7% do lucro líquido ajustado. The Company disbursed R$11.9 million in dividends to shareholders for 2006, representing 16.7% of the adjusted net income.

**Dividendos pagos
aos acionistas _ R$ milhões**

Shareholder Dividends _ R$ million

(referred to the base year)



13,4

11,9

1,4

2004   2005   2006

O primeiro programa foi lançado em 1º de julho e concluído em 26 de outubro, promovendo a recompra de 17.661 mil ações (sendo 5.887 mil ações ordinárias e 11.774 mil ações preferenciais), que foram posteriormente canceladas. O segundo programa foi aprovado em Reunião Extraordinária do Conselho de Administração realizada em 30 de novembro, com limite máximo de 5.298 mil ações ordinárias e 24.058 mil ações preferenciais, a serem mantidas em tesouraria ou canceladas posteriormente. Até 31 de dezembro de 2006, foram recompradas 141 mil ações ordinárias e 175 mil ações preferenciais. O segundo programa foi finalizado em 29/03/2007, quando o volume total de ações previsto foi atingido, e seu encerramento foi ratificado em RCA realizada em 20/06/2007.

SHARE REPURCHASE PROGRAM

In 2006, Contax was authorized by the Brazilian Securities and Exchange Commission (CVM) to establish programs for share repurchases. During the year, R$41 million was used for these acquisitions, using capital and legal reserves.

The first program was launched July 1st and ended October 26, leading to the repurchase of 17,661,000 shares (5,887,000 common shares and 11,774,000 preferred shares), that were later cancelled. The second program was approved at a Special Meeting of the Board of Directors on November 30, with a maximum limit of 5,298,000 common shares and 24,058,000 preferred shares, to be kept in the treasury or to be cancelled later. As of December 31, 2006, 141,000 common shares and 175,000 preferred shares were repurchased. The second program was concluded on March 29, 2007, when the total foreseen volume of shares to be repurchased was reached, and the ending of the program was ratified in a Board of Directors meeting held on June 20, 2007.





COM BASE NA COTAÇÃO DE FECHAMENTO DA AÇÃO

PREFERENCIAL DA CONTAX (CTAX4) AO FINAL DO ANO, A

REMUNERAÇÃO PAGA EM 2006 REPRESENTA UM *DIVIDEND*

YIELD DE 2,7%. BASED ON THE CLOSING PRICE OF

CONTAX' PREFERRED SHARES (CTAX4) AT THE END OF THE YEAR, THE

REMUNERATION PAID IN 2006 REPRESENTED A DIVIDEND YIELD OF 2.7%.

Preocupada em garantir que os planos estratégicos e de crescimento se materializem, a Contax mantém rigorosas diretrizes para mitigar os riscos inerentes ao seu negócio, seja na área técnico-operacional, administrativa, comercial ou financeira. A Companhia conta com uma equipe especializada, que atua no constante monitoramento das atividades e na busca de estratégias eficientes para evitar sua exposição a cada um dos fatores que apresentem risco potencial. A adequação de seus processos às exigências da legislação norte-americana Sarbanes-Oxley (SOX) reforça o posicionamento de controle e acompanhamento das atividades.

Concerned about guaranteeing the achievement of strategic and growth plans, Contax follows strict guidelines to mitigate risks inherent in its business, whether technical-operational, administrative, commercial or financial. The Company has a specialized team that permanently monitors its activities, seeking efficient strategies to avoid exposure to each one of the factors that present a potential risk. The adaptation of its procedures to the requirements of the U.S. Sarbanes-Oxley Act (SOX) further strengthens the need for control and follow-up of the activities.

FINANCIAL RISKS

Credit Risk
Contax' credit risk is quite diluted. The Company maintains ongoing relations with major financial institutions, recognized by their solidity. In relation to commercial credits, the Company approves and establishes an annual limit of commercial exposure, which is followed by all divisions, establishing the maximum allowed exposure.



RISCOS

RISKS

A Contax mantém rigorosas diretrizes para mitigar os riscos inerentes ao seu negócio, seja na área técnico-operacional, administrativa, comercial ou financeira. Contax follows strict guidelines to mitigate risks inherent in its business, whether technical-operational, administrative, commercial or financial.

RISCOS FINANCEIROS

Risco de Crédito

O risco de crédito da Contax encontra-se bastante diluído. A Companhia mantém constante relacionamento com instituições financeiras de primeira linha, reconhecidas por sua solidez. Em relação ao crédito comercial, a Companhia aprova e estabelece um limite anual de exposição comercial, o qual é seguido por todas as divisões, estabelecendo o máximo de exposição que será permitido.

Risco de Câmbio e Juros

Não possui dívidas onerosas de curto e longo prazos, seja em moeda nacional ou estrangeira. Sendo assim, as oscilações de câmbio e das taxas de juros não têm qualquer impacto sobre seu desempenho financeiro.

Currency Exchange and Interest Risk

Contax has no onerous debts, either in the short or long-term, in both local and foreign currencies. Therefore, the currency exchange and interest rate swings do not have any impact on its financial performance.

RISKS RELATED TO OPERATING ACTIVITIES

Risk of information control

Contax follows a strict information safety policy, used in its day-by-day activities. All employees sign off on the policies, confirming their knowledge of the adopted practices and authorizing the monitoring of phone calls and computer terminals. In 2006, the third internal information safety campaign was accomplished at all sites in Brazil, in order to strengthen the concept internally. It is important to point out that Contax' main customers are top-tier companies that are leaders of their segments and, as a result, the Company never has been affected by non-payment of its receivables.

Regarding business management, the Company uses an integrated system with several safety and access authorization levels to safeguard information.



A ADEQUAÇÃO DE SEUS PROCESSOS ÀS EXIGÊNCIAS DA LEGISLAÇÃO NORTE-AMERICANA SARBANES-OXLEY (SOX) REFORÇA O POSICIONAMENTO DE CONTROLE E ACOMPANHAMENTO DAS ATIVIDADES. THE ADAPTATION OF ITS PROCEDURES TO THE REQUIREMENTS OF THE U.S. SARBANES-OXLEY ACT (SOX) FURTHER STRENGTHENS THE NEED FOR CONTROL AND FOLLOW-UP OF THE ACTIVITIES.



**RISCOS RELACIONADOS
ÀS ATIVIDADES OPERACIONAIS**

Risco de controle de informações

Mantém uma política de segurança estrita, utilizada no dia-a-dia das atividades. Todos os funcionários assinam sua adesão à política, confirmando o conhecimento das práticas adotadas e autorizando o monitoramento das ligações telefônicas realizadas assim como dos terminais de computadores utilizados. Em 2006, foi realizada a terceira campanha interna de segurança da informação em todos os *sites* no Brasil, de forma a reforçar o conceito internamente. É importante salientar que os principais clientes da Contax são empresas de primeira linha, líderes em seus segmentos de atuação e por isso, a Companhia nunca experimentou inadimplência em seus recebimentos.

Com relação à gestão dos negócios, a Companhia utiliza um sistema integrado que mantém diversos níveis de autorização e segurança de acesso às informações.

Risco de sistemas

De modo a evitar eventuais perdas de dados, existem *back-ups* de todos os sistemas. Com relação à segurança e estabilidade das operações, todos os sistemas têm as certificações de qualidade BS 7799 e ISO 17.799, seguindo normas de segurança e passando por auditorias periódicas dos processos.

Risco comercial

O maior cliente da Contax representava, em dezembro de 2006, cerca de 58% do faturamento.



58%

O maior cliente da Contax representava, em dezembro de 2006, cerca de 58% do faturamento.
The biggest Contax customer, in December of 2006, represented about 58% of revenues.

A Companhia tem, entre outros, o objetivo estratégico de ampliar o número de clientes e serviços prestados aos clientes em carteira, de modo a diminuir o risco relacionado à concentração de receita em poucos contratos. Esse objetivo vem sendo cumprido, visto que a cada ano a Companhia vem diminuindo a participação do seu principal cliente.

Patrimonial

São mantidas apólices de seguro com sólidas companhias seguradoras para garantir o ressarcimento de eventuais danos a edifícios, instalações e equipamentos.

Investimentos

A política de investimentos envolve análises criteriosas para a aprovação de projetos e recursos, que levam em conta, entre outros fatores, os cenários mercadológicos, a viabilidade econômico-financeira e os resultados projetados.

Systems Risk

To avoid eventual data loss, back-ups of all systems are made. Regarding the safety and stability of the operations, all systems have BS 7799 and ISO 17.799 quality certifications, following safety norms and undergoing regular audits of procedures.

Commercial Risk

The biggest Contax customer, in December of 2006, represented about 58% of revenues. The Company has the expansion of the number of customers and services rendered to customers in the client base as one of its strategic objectives, in order to reduce the risk related to revenue concentration in just a few contracts. This objective has been complied with, in view of the fact that each year the Company has been reducing its stake in its main customer.

Fixed Assets Risks

Contax holds policies with solid insurance companies to guarantee compensation of eventual damage to buildings, facilities and equipment.

Capital Expenditures

The investment policies involve careful analyses for the approval of projects and resources that take into account, among other factors, market scenarios, economic and financial feasibility and expected results.







OS PRINCIPAIS CLIENTES DA CONTAX SÃO EMPRESAS **LIDERES** EM SEUS SEGMENTOS DE ATUAÇÃO E POR ISSO, A COMPANHIA NUNCA EXPERIMENTOU INADIMPLÊNCIA EM SEUS RECEBIMENTOS. CONTAX' MAIN CUSTOMERS ARE TOP-TIER COMPANIES THAT ARE **LEADERS** OF THEIR SEGMENTS AND, AS A RESULT, THE COMPANY NEVER HAS BEEN AFFECTED BY NON-PAYMENT OF ITS RECEIVABLES.

As projeções do IDC (*International Data Corporation*) até 2007 indicam que o crescimento médio anual de receita do segmento de *contact center* no Brasil continuará acima de 10%, como vem ocorrendo nos últimos anos. Existe um grande potencial a ser explorado, criado a partir do amadurecimento do consumidor brasileiro, que está cada vez mais exigente com relação aos serviços e produtos que adquire, demandando um atendimento diferenciado. Adicionalmente, observa-se um amadurecimento do próprio mercado de *contact center,* aumentando a confiança dos clientes nos prestadores de serviço terceirizados. Centrais de alta complexidade, especialmente do setor financeiro, que já foram consideradas por demais sigilosas e estratégicas para serem terceirizadas, tendem a ser transferidas para empresas especializadas. De acordo com avaliação do grupo de Inteligência de Mercado da Contax, o segmento financeiro é o de maior potencial de crescimento no curto prazo, principalmente, devido à crescente oferta de crédito no País.

The projections by the International Data Corporation (IDC) to 2007 indicate that the average annual revenue growth of the contact center segment in Brazil will continue expanding above 10%, as has been occurring in recent years. There is a great potential to be exploited, created due to the maturity of Brazilian consumers, who are ever more demanding regarding the services and products they acquire, requiring differentiated service offers. Additionally, the contact center market has matured, increasing customer trust in the outsourcing of services. Highly complex centers, especially in the financial sector, that were previously considered as too confidential and strategic to be outsourced, now tend to be outsourced to specialized companies. According to the assessment of the Contax Market Intelligence group, the financial segment has the greatest growth potential over the short-term, mainly due to the expansion of credit in the country.



MERCADO

MARKET

Observa-se um amadurecimento do próprio mercado de *contact center*, aumentando a confiança dos clientes nos prestadores de serviço terceirizados. The contact center market has matured, increasing customer trust in the outsourcing of services.

Grande número de empresas no Brasil ainda mantém o serviço de *contact center* internamente. No entanto, tendem a transferi-lo para terceiros, de modo a melhorar o atendimento a seus clientes finais, diminuir seu custo relacionado ao serviço e manter o foco interno em seus negócios. Adicionalmente, a economia brasileira apresentou diversos indicadores positivos em 2006, como baixa taxa de inflação, saldo elevado na balança comercial, melhora na estrutura da dívida pública e expansão da massa salarial real, das vendas do comércio varejista e do crédito. A expectativa é que os indicadores se mantenham favoráveis em 2007, contribuindo positivamente para o crescimento dos negócios.

Para a Contax, o ano de 2006 foi marcado por ajustes que envolveram a reestruturação da estrutura de gestão e o início da adoção das ações alinhadas ao planejamento estratégico 2006–2008. Esses ajustes priorizam a ênfase nos processos e metodologias de trabalho e o fortalecimento do alinhamento das diferentes áreas. Concluído esse período, a Companhia está ainda mais bem preparada para aperfeiçoar-se e modernizar-se cada vez mais, visando maior eficiência, qualidade na prestação dos serviços e, conseqüentemente, melhores resultados.

A large number of companies in Brazil still operate their own contact center services. However, they tend to transfer it to third parties, to improve the service to end customers, to reduce costs related to the service and to maintain the internal focus in its businesses. Additionally, the Brazilian economy presented a number of positive indicators in 2006: low inflation rate, high trade balance surplus, improved composition of the public debt and expansion of real salary mass, retail sales and credit availability. The expectation is that the indicators should remain favorable in 2007, contributing positively to the growth of the Company's businesses.

For Contax, 2006 was notable for adjustments that involved restructuring of management and the beginning of the adoption of actions aligned with strategic planning for the 2006–2008 period. These adjustments emphasize work procedures and methodologies, along with strengthening of the alignment of the different areas. Subsequently, the Company will be even better prepared to improve and to modernize itself, seeking greater efficiency, service quality and, consequently, obtaining ever better results.





A COMPANHIA ESTÁ AINDA MAIS BEM PREPARADA PARA APERFEIÇOAR-SE E MODERNIZAR-SE CADA VEZ MAIS, VISANDO MAIOR EFICIÊNCIA, QUALIDADE NA PRESTAÇÃO DOS SERVIÇOS E, CONSEQÜENTEMENTE, MELHORES RESULTADOS. THE COMPANY IS EVEN BETTER PREPARED TO IMPROVE AND TO MODERNIZE ITSELF, SEEKING GREATER EFFICIENCY, SERVICE QUALITY AND, CONSEQUENTLY, OBTAINING EVER BETTER RESULTS.

INFORMAÇÕES CORPORATIVAS CORPORATE INFORMATION

SEDE
Rua do Passeio, 48 a 56 parte
CEP 20021-290 – Centro
Rio de Janeiro – RJ – Brasil
Tel.: (55 21) 3131-0009
FAX: (55 21) 3131-0294
CPNJ nº 04.032.433/0001-80
Inscrição Estadual
nº 30.300.275410

RELAÇÕES COM INVESTIDORES
Diretor – Michel Neves Sarkis,
Gerente – Sara Lizi Pires e
Albuquerque Santos
E-mail: ri@contax.com.br

SISTEMA DE AÇÕES ESCRITURAIS
Banco do Brasil S.A.
Núcleo de Instituição Depositária
Rua Lélio Gama, 105 – 38º andar
CEP 20031-080
Tel.: (55 21) 3808 3715

Banco Depositário dos ADRs
The Bank of New York
Shareholders Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Phone: 1-888-BNY-ADRS
(2692377) (Toll free)
Phone: 1-212-815-3700
(International)
E-mail: shareowners@bankofny.com

AUDITORES INDEPENDENTES
BDO Trevisan Auditores
Independentes

MERCADOS DE NEGOCIAÇÃO DE TÍTULOS E VALORES MOBILIÁRIOS
Bolsa de Valores
de São Paulo (Bovespa)
Código das ações: CTAX3 (ordinárias) e CTAX4 (preferenciais)

Mercado de Balcão
Norte-Americano
Ticker: CTXNY

DIVULGAÇÃO DE INFORMAÇÕES
Diário Oficial do
Estado do Rio de Janeiro
Valor Econômico

HEAD OFFICE
Rua do Passeio, 48 a 56 parte
CEP 20021-290 – Centro
Rio de Janeiro – RJ – Brasil
Phone: (55 21) 3131-0009
FAX: (55 21) 3131-0294
CPNJ nº 04.032.433/0001-80
State Registration nº 30.300.275410

INVESTOR RELATIONS
Officer – Michel Neves Sarkis,
Manager – Sara Lizi Pires e Albuquerque Santos
E-mail: ri@contax.com.br

SYSTEM FOR BOOK SHARES
Banco do Brasil S.A.
Núcleo de Instituição Depositária
Rua Lélio Gama, 105 – 38º andar
CEP 20031-080
Phone: (55 21) 3808-3715

Depositary bank - ADRs
The Bank of New York
Shareholders Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Phone: 1-888-BNY-ADRS (2692377) (Toll free)
Phone: 1-212-815-3700 (International)
E-mail: shareowners@bankofny.com

EXTERNAL AUDITORS
BDO Trevisan Auditores Independentes

STOCK EXCHANGE
São Paulo Stock Exchange (Bovespa)
Stock Code: CTAX3 (common) and CTAX4 (preferred)

U.S. Over-the-counter Stock Market
Ticker: CTXNY

PUBLICATION OF INFORMATION
Official Federal Gazette
of the State of Rio de Janeiro
Valor Econômico

CRÉDITOS CREDITS

COORDENAÇÃO INTERNA
Diretor de Finanças e
de Relações com Investidores
Michel Sarkis

GRUPO DE TRABALHO
Relações com Investidores
Controladoria
Marketing
Planejamento Estratégico
Recursos Humanos

**COORDENAÇÃO DE
CONTEÚDO, TEXTO E TRADUÇÃO**
Global RI

PROJETO GRÁFICO
TheMediaGroup

FOTOGRAFIA
Arquivo Contax
Daniel Rosa
Wagner Ziegelmeyer

INTERNAL COORDINATION
CFO & IR Officer
Michel Sarkis

WORK GROUP
Investor Relations
Control Department
Marketing
Strategic Planning
Human Resources

**CONTENT COORDINATION,
TEXT AND TRANSLATION**
Global RI

GRAPHIC DESIGN
TheMediaGroup

PHOTOGRAPHY
Contax archive
Daniel Rosa
Wagner Ziegelmeyer



Rua do Passeio, 56
Centro Rio de Janeiro RJ Brasil
Fone: [55 21] 3131.0009
Fax: [55 21] 3131.0294
www.contax.com.br